WRIT

WASHINGTON
REAL ESTATE
INVESTMENT
TRUST

2009 Annual Report


H MART
Pharmacy

years

Founded in 1960, WRIT is the oldest publicly traded REIT formed under the landmark Real Estate Investment Trust Act.

Since then, we have grown to encompass 90 income-producing properties—all in the nation's top real estate market.

INVESTED FOR FIFTY YEARS 50 SINCE 1960

Washington Real Estate Investment Trust (WRIT) is celebrating its 50th year as a self-administered, self-managed, equity real estate investment trust. We invest in a diversified portfolio of income-producing properties in five key segments—all in the Greater Washington, D.C. region and within easy reach of our headquarters. This local focus and diversified strategy has proven successful through five decades of performance in the best real estate market in the country.



A 50-year history of building value

Our history is inextricably tied to the growth and underlying stability of the Greater Washington, D.C. region. Since the 1960s, the redevelopment of downtown Washington, and the evolution of the surrounding suburbs as major business and transportation corridors, has helped fuel our growth.



DULLES AIRPORT OPENS


I-270 TO I-70S NORTH ROCKVILLE FREDERICK
I-495 BELTWAY BETHESDA

I-495 BELTWAY IS COMPLETED



1970 Annual Report



THE JOHN F. KENNEDY CENTER FOR THE PERFORMING ARTS OPENS IN WASHINGTON, D.C.

I-66 COMPLETED

METRORAIL SYSTEM, BEGUN IN THE LATE 1960s, OPENS

RECESSION 1960s RECESSION RECESSION 1970s RECES

SEPTEMBER 14, 1960 CONGRESS PASSES THE REIT ACT

1960
Founding date
November 18

1961
WRIT trades OTC
as a public company



B. Franklin Kahn
President and CEO
1960–1995

1971
Listed on AMEX

DRP (Dividend Reinvestment Plan) becomes available

WRIT moves to Bethesda, MD


WRIT '82
The Washington Real Estate Investment Trust
1982 Financial Report

1982 Annual Report

WRIT has consistently delivered returns to our shareholders through good times and bad. Our diversified investment strategy, a deep understanding of our market, and the presence of the federal government and its support industries have all contributed to our strong track record.

early 1960s 7 properties



1979
Purchases 51 Monroe,
Rockville's tallest building

.COM

INTERNET TAKES OFF, GIVING RISE TO THE DULLES TECH CORRIDOR IN NORTHERN VIRGINIA AS A MAJOR BUSINESS AND EMPLOYMENT HUB IN THE REGION

HUMAN GENOME PROJECT IS LAUNCHED, SPAWNING THE GROWTH OF THE BIOTECH INDUSTRY ALONG THE I-270 CORRIDOR IN SUBURBAN MARYLAND



Washington Real Estate Investment Trust
1992 ANNUAL REPORT

1993 Annual Report



MCI CENTER OPENS

REDSKINS MOVE TO LANDOVER STADIUM

TECHNOLOGY/BIOTECHNOLOGY SECTOR SURPASSES THE FEDERAL GOVERNMENT AS LARGEST EMPLOYER IN THE REGION

CONGRESS PASSES THE RECOVERY ACT AND, BY YEAR-END 2009, A TOTAL OF $12 BILLION IS AWARDED TO MARYLAND, VIRGINIA AND WASHINGTON, D.C. TO STIMULATE THE ECONOMY

1980s — RECESSION — 1990s — 2000s — RECESSION



1984
Bradlee Shopping Center

1985
$75 million in assets

1987
Diversified portfolio of 27 properties includes business centers, shopping centers, and office and apartment buildings.



1995
Ed Cronin becomes President and CEO

$195 million in assets

1996
Moody's and S&P assign WRIT with the highest credit rating of any REIT of its size: Baa1 and BBB+, respectively.

36-year record of total portfolio occupancy above 90%.

1999
January 4
WRIT trades on NYSE

NYSE



2001 Annual Report

$10,000 invested in WRIT in 1971, with dividends reinvested, is worth $1,789,000 on December 31, 2001, outperforming all the major indexes.

2007–08
WRIT stock hits all-time high

2007
George McKenzie named President and CEO



2010
WRIT rings closing bell on NYSE celebrating 50 years in business.



WRIT
WASHINGTON REAL ESTATE INVESTMENT
WRE
NYSE



GEORGE F. McKENZIE



EDMUND B. CRONIN, JR.

The officers and trustees of WRIT wish to express their gratitude to Mr. Cronin for his leadership and vision during his tenure as Chief Executive Officer and Chairman of WRIT. Mr. Cronin will step down from the Board at the conclusion of his term at the 2010 annual meeting of shareholders. As WRIT celebrates its 50th anniversary in business as the nation's oldest real estate investment trust, we wish to acknowledge the special role Mr. Cronin has played in bringing us the success that we have enjoyed for the past 15 of those 50 years.

Dear fellow shareholders:

As most of you know, WRIT is the oldest publicly traded real estate investment trust, or REIT, in existence and was the second one to be formed in 1960. This year, 2010, we proudly celebrate our 50th birthday.

Many of our original investors or their family members continue to own shares of WRIT. Since our founding, we have grown consistently and prospered financially, and have survived through many economic cycles while many other REITs formed prior to 1992 no longer exist. The key to this success has been the strategic combination of a regional investment focus in the remarkable Greater Metropolitan Washington, D.C. marketplace, property type diversification, conservative balance sheet management, and experienced, locally-based leadership provided by our Board of Trustees and management.

Not unlike other past difficult economic periods, the WRIT strategy continues to serve us well during these trying times. We finished 2009 with record revenues and overall occupancy in excess of 93%. Despite the economic downturn, we achieved an average rental rate increase of 10.2% over expiring leases in our commercial portfolio and extended our largest tenant (the World Bank) at a very attractive rent increase. We also stabilized our three recently completed developments at over 90% leased. Currently we have no construction underway and, in the near term, none is planned.

In 2009, we strengthened our balance sheet and disposed of weaker assets. We met these goals by reducing our overall debt by $157 million and selling four properties, resulting in a gain of $13.3 million and an average unleveraged return on investment of 12% for the properties sold. Our debt rating agencies confirmed our Baa1/BBB+ credit ratings, which are among the highest in the REIT industry. On March 31st, 2010, we will distribute our 193rd consecutive dividend at equal or increasing levels. Although we would have liked to raise our quarterly dividend as we have every year for the last 38 years, we did not believe an increase was prudent in 2009 with the continued uncertain global economic environment. As many of you may know, during 2008 and 2009, 71 REITs (or 56% of all public REITs) decreased their dividend level or paid a portion of their dividend in shares rather than cash due to the financial crisis.

During 2009, our property type diversification served its purpose of offsetting weakness in some sectors with strength in others. Our medical office and multifamily properties performed well, meeting or exceeding our expectations. Office properties remain generally stable in this environment. Our weakest sectors were our industrial/flex portfolio and our retail portfolio. Both of these sectors were significantly impacted by reduced consumer spending in 2009. Our industrial/flex tenants are typically service providers to the home improvement and construction industries or retail-oriented establishments such as auto repair shops and furniture stores. Similarly, in our neighborhood retail centers, the small "mom and pop" stores, as well as the larger chain stores specializing in consumer products, were severely impacted in 2009. Although we are beginning to see signs of recovery in these sectors, they will remain challenged in 2010. On the positive side, the strength in our multifamily and medical office portfolios should continue to demonstrate strong occupancy and modest rental rate growth, helping to mitigate what pressure we have seen in the rest of our property portfolio.

We expect that in 2010 there could be interesting investment opportunities for WRIT. Unlike many of our competitors, who are generally single asset focused, our diversified property ownership strategy enables us to analyze a broader spectrum of property types. And, with our in-depth regional knowledge, we can act more expeditiously than many others in making investments in our market. We continue to read and hear about potential "distressed" asset sales in our market, but to date there have been limited property sales offerings and only a few commercial property foreclosures in the Washington, D.C. area. As the year progresses, we expect increased sales and distressed asset opportunities in our region, and WRIT is well prepared to take advantage of them.

We thank all the officers and associates at WRIT for their commitment and hard work, the trustees for their guidance and oversight, and you, the shareholder, for your continued confidence in the Washington Real Estate Investment Trust team.



GEORGE F. McKENZIE
PRESIDENT AND CHIEF EXECUTIVE OFFICER



EDMUND B. CRONIN, JR.
CHAIRMAN OF THE BOARD

SELECTED FINANCIAL AND OPERATING DATA

(in millions, except fully diluted per share amounts)

	2005	2006	2007	2008	2009
Real Estate Rental Revenue	$ 174	$ 202	$ 249	$ 279	$ 307
Net Income	78	38	58	27	41
Funds from Operations	87	92	102	99	122
Cash Dividends Paid	67	73	78	86	100
Average Shares Outstanding (Diluted)	42	44	46	49	57
PER FULLY DILUTED COMMON SHARE					
Net Income	$ 1.84	$ 0.87	$ 1.24	$ 0.55	$ 0.71
Funds from Operations	2.07	2.10	2.21	2.00	2.14
Cash Dividends Paid	1.60	1.64	1.68	1.72	1.73
AT YEAR-END					
Total Assets	$1,139	$1,531	$1,897	$2,109	$2,045
Total Debt	704	1,010	1,307	1,379	1,222
Shareholders' Equity	380	450	503	637	745

RETURN ON INVESTED CAPITAL BY REIT SECTORS

Source: KeyBanc Capital Markets



5.36%
5.73%
5.89%
6.19%
7.42%
INDUSTRIAL
OFFICE
MULTIFAMILY
SHOPPING CENTER
WRIT

CASH DIVIDENDS PAID

(dollars per share)



$1.60
$1.64
$1.68
$1.72
$1.73
2005
2006
2007
2008
2009

FUNDS FROM OPERATIONS

(dollars per share)



$2.07
$2.10
$2.21
$2.00
$2.14
2005
2006
2007
2008
2009

Invested in five key sectors across the region

WRIT owns and operates income-producing properties in five key sectors—office, multifamily, industrial/flex, medical and retail—across the Greater Washington, D.C. region. Every one of our properties is within easy reach of our Rockville, Maryland, headquarters, which gives us sharp insights into the market and a unique ability to serve our tenants.

NET OPERATING INCOME CONTRIBUTION BY SECTOR

(excludes discontinued operations)



RETAIL 15.7%
(2.0 MILLION SQ FT)
MULTIFAMILY 13.4%
(2.2 MILLION SQ FT)
OFFICE 44.0%
(4.2 MILLION SQ FT)
MEDICAL 14.3%
(1.3 MILLION SQ FT)
INDUSTRIAL/FLEX 12.6%
(3.3 MILLION SQ FT)
Pharmacy
Harris Teeter
9240-9250

WRIT is the only publicly traded REIT with a diversified investment strategy focused on the Greater Washington, D.C. metro area.



FREDERICK, MARYLAND
SUBURBAN BALTIMORE
MARYLAND
WASHINGTON DC
CAPITAL BELTWAY
VIRGINIA
270
95
495
267
66
295
OFFICE BUILDINGS
MULTIFAMILY
INDUSTRIAL/FLEX
MEDICAL
RETAIL CENTERS


1901 PENNSYLVANIA AVENUE, DC
COURTHOUSE SQUARE, VA
WAYNE PLAZA, MD

A smart strategy, a solid performance

WRIT's office portfolio includes 27 properties, representing 4.2 million square feet of space, all strategically located in and around Washington, D.C. Accessibility is the key. All of our properties are situated in urban locations or on major transportation arteries, including the Capital Beltway, Dulles Toll Road and Metrorail. We aim for infill locations in stable markets proximate to demand generators. As examples, 1901 Pennsylvania Avenue, shown here, is in the heart of downtown Washington, D.C., two blocks from the nearest Metro station. Courthouse Square, in Old Town Alexandria, Virginia, stands adjacent to the courthouse and minutes from Reagan National Airport, and Wayne Plaza, in Silver Spring, Maryland, is situated in the revitalized town center.

With a geographic balance across the region, our office properties have an abundance of small and mid-sized tenants, which helps give the portfolio stability and consistency. In the fourth quarter of 2009, our office sector economic occupancy was 92.6%, and all of our properties outperformed their respective submarkets throughout the year. Overall, for the year, we executed 684,000 square feet of lease transactions in this sector and substantially completed the leasing of Dulles Station, a premium 180,000-square-foot office building in Herndon, Virginia, less than a five-minute drive from Dulles International Airport.

Commercial real estate is a local business. Our deep connection to the community and the inherent stability of the Washington, D.C. regional market are major factors in delivering consistent performance in our office portfolio.

In the office sector, we aim for infill locations in stable markets proximate to demand generators.

WRIT's multifamily portfolio has evolved into an exceptional collection of 11 properties. In recent years, across our entire portfolio, we have shifted our strategic focus to inside-the-beltway locations. That emphasis is clearly evident in the quality of our multifamily properties. Today, 10 of our residential properties are located inside the Beltway, which better insulates them from economic downturns. Given that, the portfolio has achieved consistently strong occupancies and steady performance. Economic occupancy was 94.1% in the fourth quarter of 2009.

In addition, in 2009, we successfully completed lease-up of two new multifamily developments: The Clayborne Apartments (shown here), a four-story, 74-unit apartment building in historic Alexandria, Virginia, and Bennett Park, a 224-unit high-rise in the sought-after suburb of Arlington, Virginia, two blocks from the Rosslyn and Court House Metro stations. By mid-2009, these new developments were stabilized, a testament to the strength of the Washington, D.C. market, the WRIT team and the quality of these properties.

We continue to aggressively manage our assets to divest of properties within submarkets with less growth potential. In 2009, we completed the sale of the Avondale Apartments in Laurel, Maryland, for $19.75 million, and a net book gain of $6.7 million.

Shown here: 3801 Connecticut Avenue, a 306-unit, nine-story apartment building located in an affluent Northwest Washington, D.C. neighborhood less than a half mile from two Metro stations.

All but one of WRIT's multifamily properties lie within the Beltway, a truly recession-proof area.

A strategic focus inside the Capital Beltway


3801

3801 CONNECTICUT AVENUE, DC



CLAYBORNE APARTMENTS, VA

2009 was a challenging environment for everyone in commercial real estate. WRIT felt the greatest impact in its industrial/flex portfolio. The portfolio encompasses a mix of properties including flex/showroom facilities and industrial buildings, many along the I-95/395 corridor. Most of our tenants are smaller businesses that experienced the impact of the decline in business activity, and portfolio economic occupancy was 87.3% in the fourth quarter of 2009. The upside: As the economy improves, these properties will lease up faster than other types of properties, and we expect them to bounce back quickly, serving as a catalyst for growth.

The federal government's presence in the D.C. region helped soften the overall impact of the economic downturn in our industrial/flex portfolio. In 2009, WRIT completed a number of renewal transactions with the U.S. General Services Administration. Looking ahead, 34% of our industrial/flex properties are located within a mile of Fort Belvoir, Virginia, where the U.S. government is embarking on a major expansion.

During 2009, we continued to prune the portfolio to eliminate properties in areas where we see less growth potential. In July 2009, WRIT completed the sale of the Tech 100 Industrial Park in Elkridge, Maryland, for $10.5 million, achieving a net book gain of $4.2 million; and, in November 2009, we completed the sale of the Crossroads Distribution Center, also in Elkridge, for $4.4 million, and a net book gain of $1.5 million. We believe the portfolio is well positioned for the economic upturn.

The federal government's presence in the D.C. region helped soften the overall impact of the economic downturn in our industrial/flex portfolio.

A diversified investment strategy


ALBEMARLE POINT, VA
14432


9950 BUSINESS PARKWAY, MD
9950


ALBAN BUSINESS CENTER, VA
8400-8444
ALBAN
Business Center



LANSDOWNE MEDICAL OFFICE BUILDING, VA



WOODHOLME MEDICAL OFFICE BUILDING, MD

An ability to identify opportunities

WRIT acquired its first medical office buildings in 1998 with the acquisition of Woodburn Medical Park I and II in Annandale, Virginia. The Woodburn complex, located within walking distance of the nationally recognized Inova Fairfax Hospital, continues to be a top performer.

In 2003, recognizing the potential of this sector, we began assembling the medical office portfolio in earnest. Today it encompasses 18 properties representing 1.3 million square feet—all situated in areas with strong demographics and/or proximate to dynamic health care centers. A keen insight into the local markets has enabled us to identify key opportunities in this sector and, today, we believe WRIT has the only substantial medical office portfolio in the Washington, D.C. region. The results: Even in the most challenging economic environments, our medical office portfolio has enjoyed high occupancies and solid rental rate growth. The medical portfolio continued to deliver strong performance, with economic occupancy of 92.7% in the fourth quarter of 2009.

The Woodholme Medical Office Building (shown above) exemplifies our approach. Situated in the affluent submarket of Pikesville/Owings Mills, Maryland, it is located within five miles of two major hospitals—Sinai Hospital and Northwest Hospital—and easily accessible to public transportation and to I-695.

Our most recent acquisition, Lansdowne Medical Office Building, is also pictured here. A newly constructed four-story, Class A office building, Lansdowne sits across from Inova Loudoun Hospital in Leesburg, Virginia. We acquired the property in August 2009 for $19.9 million and signed our first lease at the building in the fourth quarter of 2009.

Through a keen insight into the market, we've assembled the only substantial medical office portfolio in the Washington, D.C. region.



THE 800 BLOCK OF SOUTH WASHINGTON STREET, VA


FOOD LION

WESTMINSTER SHOPPING CENTER, MD

A focus on stability and consistency

Our retail portfolio consists of 14 shopping centers in infill locations with strong demographics and high traffic volumes. Twelve of these are neighborhood or grocery-anchored centers, and two of them are the dominant power centers in their respective region, attracting shoppers on a routine basis for necessity-oriented retail. That profile has enabled the portfolio to perform well, even in the challenging environment of 2009. In the fourth quarter of 2009, portfolio economic occupancy was 94.4%, a significant achievement in the most difficult retail environment in recent history.

Led by an experienced leasing team, during the year we executed leases for a total of 146,000 square feet of space in the retail sector. WRIT had only one significant vacancy across the retail portfolio in 2009, at the Centre at Hagerstown, Maryland, and by the fourth quarter, we had filled that vacancy as well as managed upcoming lease expirations by executing several renewals for a 69% retention rate.

The portfolio's stability is directly related to the strength of our locations, an ear-to-the-ground ability to manage the properties effectively and our focus on necessity-oriented retail. Shown here, as examples, are two WRIT centers: Westminster Shopping Center, anchored by a major supermarket and located on the area's main thoroughfare, and The 800 Block of South Washington Street, in the pedestrian-friendly center of historic Old Town Alexandria, Virginia.

The stability of the retail portfolio derives from a concentration on infill locations in high-traffic areas with strong demographics.

2009 Form 10-K


INVESTED FOR FIFTY YEARS
SINCE 1960
50

Form 10-K/A (Amendment No. 1)

United States Securities and Exchange Commission, Washington, DC 20549

■ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended December 31, 2009

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 1-6622

Washington Real Estate Investment Trust

(Exact name of registrant as specified in its charter)

State of incorporation	**Maryland**
IRS Employer Identification Number	**53-0261100**
Address of principal executive office	**6110 Executive Boulevard, Suite 800, Rockville, Maryland**
Zip code	**20852**
Registrant's telephone number, including area code	**(301) 984-9400**

Securities registered pursuant to Section 12(b) of the Act	
Title of each class	**Shares of Beneficial Interest**
Name of exchange on which registered	**New York Stock Exchange**
Securities registered pursuant to Section 12(g) of the Act	**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES X NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES NO X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety (90) days. YES X NO

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer X Accelerated filer Non-accelerated filer Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES NO X

As of June 30, 2009, the aggregate market value of such shares held by non-affiliates of the registrant was approximately $1,293,242,069 (based on the closing price of the stock on June 30, 2009).

As of February 25, 2010, 59,818,318 common shares were outstanding.

Documents Incorporated by Reference

Portions of our definitive Proxy Statement relating to the 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K as indicated herein.

Index

Part I

Item 1. Business

WRIT Overview

Washington Real Estate Investment Trust ("we" or "WRIT") is a self-administered, self-managed, equity real estate investment trust ("REIT") successor to a trust organized in 1960. Our business consists of the ownership and operation of income-producing real property in the greater Washington metro region. We own a diversified portfolio of office buildings, medical office buildings, industrial/flex properties, multifamily buildings and retail centers.

We believe that we qualify as a REIT under Sections 856-860 of the Internal Revenue Code and intend to continue to qualify as such. To maintain our status as a REIT, we are required to distribute 90% of our ordinary taxable income to our shareholders. When selling properties, we have the option of (a) reinvesting the sales proceeds of properties sold, allowing for a deferral of income taxes on the sale, (b) paying out capital gains to the shareholders with no tax to us or (c) treating the capital gains as having been distributed to our shareholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to our shareholders.

Over the last five years, dividends paid per share have been $1.73 for 2009, $1.72 for 2008, $1.68 for 2007, $1.64 for 2006 and $1.60 for 2005.

Our geographic focus is based on two principles:

1. Real estate is a local business and is more effectively selected and managed by owners located, and with expertise, in the region.
2. Geographic markets deserving of focus must be among the nation's best markets with a strong primary industry foundation and diversified enough to withstand downturns in their primary industry.

We consider markets to be local if they can be reached from Washington within two hours by car. While we have historically focused most of our investments in the greater Washington metro region, in order to maximize acquisition opportunities we will consider investments within the two-hour radius described above. We also may consider opportunities to duplicate our Washington-focused approach in other geographic markets which meet the criteria described above.

All of our officers and employees live and work in the greater Washington metro region and all but one of our officers have over 20 years of experience in this region.

This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements beginning on page 55.

The Greater Washington Metro Area Economy

In 2009, the national economic recession negatively affected the Washington metro region, evidenced by negative job growth and a decrease in gross regional product ("GRP"). Current estimates by Delta Associates / Transwestern Commercial Services ("Delta"), a national full service real estate firm that provides market research and evaluation services for commercial property, indicate that the Washington metro region lost 24,000 jobs in twelve months ending October 2009. The region's unemployment rate was 6.2% at October 2009, up from 4.1% in the prior year. However, it still remains the lowest rate among all of the nation's largest metro areas. In addition, the region's unemployment rate is well below the national average of 10.0% in November 2009. The government, education/health and professional/business services sectors experienced positive job growth, while the other sectors recorded job losses. The Center for Regional Analysis at George Mason University ("CRA") estimates that the Washington area's GRP decreased by 0.5% in 2009, which is less severe than the estimated national decline of 2.5%. Approximately one-third of the area's GRP was generated by the federal government.

CRA expects growth in the Washington metro region to be slow as the region and the nation recover from the severe economic conditions. According to CRA, the Washington Leading Index, which forecasts area economic performance over the next 18 months, is 107.0, as of September 2009, which is above the 20-year average of 102.6. CRA also forecasts GRP for the Washington metro region to increase by 2.7% in 2010. This compares to a national GRP projection of 2.5%. CRA forecasts job growth in the region to increase in 2010 and 2011, adding 24,900 and 34,900 new jobs, respectively, compared to the 15-year annual average of 52,100.

Greater Washington Metro Region Real Estate Markets

The Association of Foreign Investors in Real Estate ("AFIRE") has publicized that it now considers Washington, DC as the top U.S. city for real estate investment. The area's economy has translated into stronger relative real estate market performance in each of our segments, compared to other national metropolitan regions, as reported by Delta. Despite our region's strength in comparison to other metropolitan regions, we believe the potential exists in the current economic environment for continued downward pressure on rents in 2010. Market statistics and information from Delta are set forth below:

Office and Medical Office Sectors

- Average effective rents decreased 6.9% in 2009 in the region compared to an increase of 0.1% in 2008.
- Vacancy was 13.0% at year-end 2009, up from 10.6% at year-end 2008 and 9.1% at year-end 2007.
- The region has the fourth lowest vacancy rate of large metro areas in the United States.
- Net absorption (defined as the change in occupied, standing inventory from one period to the next) totaled 0.6 million square feet in 2009, down from 3.4 million square feet in 2008 and a 7.5 million square foot long-term average.
- Of the 5.7 million square feet of office space under construction at year-end 2009 (down from 15.4 million square feet at year-end 2008), 48% is pre-leased compared to 26% one year ago.

Retail Sector

- Rental rates at grocery-anchored centers decreased 5.8% in the region in 2009, from the 1.7% increase in 2008.
- Vacancy rates increased to 5.6% at year-end 2009 from 3.7% at year-end 2008.
- Total retail sales decreased by 7% in 2009 as compared to a 3% decrease in 2008.

Multifamily Sector

- Rents for all investment grade apartments decreased 2.0% in the greater Washington metro region during 2009. Class A rents declined by 1.7% in 2009 compared to growth of 0.1% in 2008.
- The vacancy rate for all apartments was 4.3% at year-end 2009, the same as year-end 2008. The national rate was 7.6% at year-end 2009, which places the Washington metro region as one of the lowest vacancy rates of any metro area in the nation. Class A vacancy decreased to 3.6% at year-end 2009 from 4.4% at year-end 2008.

Industrial/Flex Sector

- Rental rates for the industrial sector decreased 4.3% in the Washington metro region in 2009 compared to an increase of 0.3% in 2008.
- Overall vacancy was 11.4% at year-end 2009, up from 10.1% at year-end 2008.
- Net absorption was a negative 2.3 million square feet, compared to a positive 4.4 million square feet in 2008.
- Of the 1.1 million square feet of industrial space under construction at year-end 2009, 41% was pre-leased, compared to 30% of space under construction that was pre-leased at year-end 2008.

Our Portfolio

As of December 31, 2009, we owned a diversified portfolio of 90 properties consisting of 27 office properties, 18 medical office properties, 14 retail centers, 11 multifamily properties, 20 industrial/flex properties and land for development. Our principal objective is to invest in high quality properties in prime locations, then proactively manage, lease and direct ongoing capital improvement programs to improve their economic performance. The percentage of total real estate rental revenue by property group for 2009, 2008 and 2007, and the percent leased, calculated as the percentage of physical net rentable area leased, as of December 31, 2009, were as follows:

Percent Leased[1]		Real Estate Rental Revenue[1]		
December 31, 2009		2009	2008	2007
91%	Office	44%	42%	41%
89%[2]	Medical office	15	16	15
96%	Retail	14	15	17
96%	Multifamily	15	13	13
85%	Industrial	12	14	14
		100%	100%	100%

1 Data excludes discontinued operations.
2 Reflects the acquisition of Lansdowne Medical Office Building during the third quarter of 2009. This property was vacant as of December 31, 2009.

On a combined basis, our commercial portfolio (i.e. our office, medical office, retail and industrial properties, but not our multifamily properties) was 90% leased at December 31, 2009, 94% leased at December 31, 2008 and 97% leased at December 31, 2007.

The commercial lease expirations for the next five years are as follows:

	Number of Leases	Square Feet	Gross Annual Rent	Percentage of Total Gross Annual Rent
2010	297	1,550,000	$ 33,409,000	14%
2011	292	1,489,000	33,552,000	14
2012	212	1,187,000	26,688,000	11
2013	175	1,300,000	28,369,000	12
2014	143	1,073,000	28,935,000	12
2015 and thereafter	351	2,943,000	90,308,000	37
Total	1,470	9,542,000	$241,261,000	100%

Total real estate rental revenue from continuing operations was $306.9 million for 2009, $278.7 million for 2008 and $248.9 million for 2007. During the three year period ended December 31, 2009, we acquired four office buildings, six medical office buildings, one multifamily building and two industrial/flex properties. We also placed into service from development one office building and two multifamily buildings. During that same time frame, we sold three office buildings, one multifamily building and four industrial/

flex properties. These acquisitions and dispositions were the primary reason for the shifting of each group's percentage of total real estate rental revenue reflected above.

No single tenant accounted for more than 3.2% of real estate rental revenue in 2009, 3.5% of revenue in 2008 and 3.6% of revenue in 2007. All federal government tenants in the aggregate accounted for approximately 2.0% of our 2009 total revenue. Federal government tenants include the Department of Defense, U.S. Patent and Trademark Office, Federal Bureau of Investigation, Office of Personnel Management, Secret Service, Federal Aviation Administration, NASA and the National Institutes of Health. Our larger non-federal government tenants include the World Bank, The Advisory Board Company, INOVA Health System, IBM Corporation, Patton Boggs LLP, Sunrise Senior Living, Inc., URS Corporation, Lafarge North America, Inc., and Children's National Medical Center.

We expect to continue investing in additional income-producing properties. We invest in properties which we believe will increase in income and value. Our properties typically compete for tenants with other properties throughout the respective areas in which they are located on the basis of location, quality and rental rates.

In prior years, we have been engaged in significant ground-up development in order to further strengthen our portfolio with long-term growth prospects. In 2007 and 2008, we completed construction on three ground-up development projects. The first was Bennett Park, a 224-unit multifamily property located in Arlington, VA, with the majority of units delivered by the end of 2007. The second development project was The Clayborne Apartments, a 74-unit multifamily property located in Alexandria, VA. All of the units at Clayborne were delivered during the first quarter of 2008. Bennett Park and Clayborne were 98% and 95% leased, respectively, at December 31, 2009. The third development project was Dulles Station, a Class A office property located in Herndon, VA. Dulles Station is entitled for two office buildings totaling 540,000 square feet. The first 180,000 square foot office building was completed in the third quarter 2007, and was 91% leased at December 31, 2009. Construction of the 360,000 square foot second building remains in the planning phase.

We make capital improvements on an ongoing basis to our properties for the purpose of maintaining and increasing their value and income. Major improvements and/or renovations to the properties in 2009, 2008, and 2007 are discussed under the heading "Capital Improvements and Development Costs."

Further description of the property groups is contained in Item 2, Properties and in Schedule III. Reference is also made to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

On February 25, 2010, we had 301 employees including 226 persons engaged in property management functions and 75 persons engaged in corporate, financial, leasing, asset management and other functions.

Tax Treatment of Recent Disposition Activity

We sold several properties during the three year period ended December 31, 2009. All disclosed gains on sale are calculated in accordance with U.S. generally accepted accounting principles ("GAAP").

In May 2009, we sold a multifamily property, Avondale Apartments, for a gain of $6.7 million. In July 2009, we sold an industrial property, Tech 100 Industrial Park, for a gain of $4.1 million. In July 2009, we sold an office property, Brandywine Center, for a gain of $1.0 million. In November 2009, we sold another industrial property, Crossroads Distribution Center, for a gain of $1.5 million. The capital gains from the sales were paid out to shareholders.

In June 2008, we sold two industrial properties, Sullyfield Center and The Earhart Building, for a gain of $15.3 million. The capital gains from the sales were paid out to shareholders.

In September 2007, we sold two office properties, Maryland Trade Centers I and II, for a gain of $25.0 million. The proceeds from the sales were reinvested in replacement properties.

We distributed all of our 2009, 2008 and 2007 ordinary taxable income to our shareholders. No provision for income taxes was necessary in 2009, 2008 or 2007.

Availability of Reports

Copies of this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports are available, free of charge, on the Internet on our website www.writ.com. All required reports are made available on the website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. The reference to our website address does not constitute incorporation by reference of the information contained in the website and such information should not be considered part of this document.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our shareholders. We refer to the shares of beneficial interest in WRIT as our "common shares," and the investors who own shares as our "shareholders." This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements beginning on page 55.

Further disruptions in the financial markets could affect our ability to obtain financing or have other adverse effects on us or the market price of our common shares.

The United States and global equity and credit markets recently experienced significant price volatility and liquidity disruptions which caused the market prices of stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances significantly negatively impacted liquidity in the financial markets, making terms for certain financings less attractive or unavailable. Further disruption in the equity and credit markets could negatively impact our ability to access additional financing at reasonable terms or at all. If such further disruption were to occur, in the event of a debt financing, our cost of borrowing in the future would likely be significantly higher than historical levels. As well, in the case of a common equity financing, the disruptions in the financial markets could have a material adverse effect on the market value of our common shares, potentially requiring us to issue more shares than we would otherwise have issued with a higher market value for our common shares. Further disruption in the financial markets also could negatively affect our ability to make acquisitions, undertake new development projects and refinance our debt. As well, it could also make it more difficult for us to sell properties and could adversely affect the price we receive for properties that we do sell, as prospective buyers experience increased costs of financing and difficulties in obtaining financing.

Further disruptions in the financial markets also could adversely affect many of our tenants and their businesses, including their ability to pay rents when due and renew their leases at rates at least as favorable as their current rates. As well, our ability to attract prospective new tenants in the future could be adversely affected by disruption in the financial markets.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets are subject to the risk that if our office, medical office, retail, multifamily and industrial properties do not generate revenues sufficient to meet our operating expenses, debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. The following factors, among others, may adversely affect the cash flow generated by our commercial and multifamily properties:

- downturns in the national, regional and local economic climate;
- the economic health of our tenants and the ability to collect rents;
- consumer confidence, unemployment rates, and consumer tastes and preferences;
- competition from similar asset type properties;
- local real estate market conditions, such as oversupply or reduction in demand for office, medical office, retail, multifamily and industrial properties;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance premiums, utilities and real estate taxes;
- inflation;
- civil disturbances, earthquakes and other natural disasters, terrorist acts or acts of war; and
- decreases in the underlying value of our real estate.

We are dependent upon the economic climate of the Washington metropolitan region.

All of our properties are located in the Washington metropolitan region, which may expose us to a greater amount of market dependent risk than if we were geographically diverse. General economic conditions and local real estate conditions in our geographic region may be dependent upon one or more industries, thus a downturn in one of the industries may have a particularly strong effect. In particular, economic conditions in our market are directly affected by federal government spending in the region. In the event of reduced federal spending or negative economic changes in our region, we may experience a negative impact to our profitability and may be limited in our ability to make distributions to our shareholders.

We face risks associated with property acquisitions.

We intend to continue to acquire properties which would continue to increase our size and could alter our capital structure. Our acquisition activities and results may be exposed to the following risks:

- we may be unable to finance acquisitions on favorable terms;
- acquired properties may fail to perform as we expected in analyzing our investments;
- we may be unable to acquire a desired property because of competition from other real estate investors, including publicly traded real estate investment trusts, institutional investment funds and private investors;
- even if we enter into an acquisition agreement for a property, it is subject to customary conditions to closing, including completion of due diligence investigations which may have findings that are unacceptable;
- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
- competition from other real estate investors may significantly increase the purchase price; and

- our estimates of capital expenditures required for an acquired property, including the costs of repositioning or redeveloping, may be inaccurate.

We may acquire properties subject to liabilities and without recourse, or with limited recourse with respect to unknown liabilities. As a result, if liability were asserted against us based upon the acquisition of a property, we may have to pay substantial sums to settle it, which could adversely affect our cash flow. Unknown liabilities with respect to properties acquired might include:

- liabilities for clean-up of undisclosed environmental contamination;
- claims by tenants, vendors or other persons dealing with the former owners of the properties;
- liabilities incurred in the ordinary course of business; and
- claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

We face potential difficulties or delays renewing leases or re-leasing space.

From 2010 through 2014, leases on our commercial properties will expire on a total of approximately 69% of our leased square footage as of December 31, 2009, with leases on approximately 16% of our leased square footage expiring in 2010, 16% in 2011, 12% in 2012, 14% in 2013 and 11% in 2014. We derive substantially all of our income from rent received from tenants. If our tenants decide not to renew their leases, we may not be able to re-let the space. If tenants decide to renew their leases, the terms of renewals, including the cost of required improvements or concessions, may be less favorable than current lease terms. Multifamily properties are leased under operating leases with terms of generally one year or less. For the years ended 2009, 2008 and 2007, the multifamily tenant retention rate was 54%, 67% and 68%, respectively. Similar to our commercial properties, if our multifamily tenants decide not to renew their leases, we may not be able to re-let the space, or the terms of the renewal may be less favorable than current lease terms. As a result of the foregoing, our cash flow could decrease and our ability to make distributions to our shareholders could be adversely affected.

We face potential adverse effects from major tenants' bankruptcies or insolvencies.

The bankruptcy or insolvency of a major tenant may adversely affect the income produced by a property. For example, during the fourth quarter of 2008, the bankruptcy of a large retail tenant caused a loss of approximately $1.0 million. In light of the current economic recession, it is possible that additional major tenants could file for bankruptcy protection or become insolvent in the future. We cannot evict a tenant solely because of its bankruptcy. On the other hand, a court might authorize the tenant to reject and terminate its lease. In such case, our claim against the bankrupt tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. As a result, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and results from operations.

If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. By way of illustration, provision for losses on accounts receivable from continuing operations increased to $6.7 million in 2009, from $4.2 million in 2008 and $1.9 million in 2007. This unfavorable trend could continue or worsen in 2010 and forward.

We face risks associated with property development.

Developing properties present a number of risks for us, including risks that:

- if we are unable to obtain all necessary zoning and other required governmental permits and authorizations or cease development of the project for any other reason, the development opportunity may be abandoned after expending significant resources, resulting in the loss of deposits or failure to recover expenses already incurred;
- the development and construction costs of the project may exceed original estimates due to increased interest rates and increased cost of materials, labor, leasing or other expenditures, which could make the completion of the project less profitable because market rents may not increase sufficiently to compensate for the increase in construction costs;
- construction and/or permanent financing may not be available on favorable terms or may not be available at all, which may cause the cost of the project to increase and lower the expected return;
- the project may not be completed on schedule as a result of a variety of factors, many of which are beyond our control, such as weather, labor conditions and material shortages, which would result in increases in construction costs and debt service expenses; and
- occupancy rates and rents at the newly completed property may not meet the expected levels and could be insufficient to make the property profitable.

Properties developed or acquired for development may generate little or no cash flow from the date of acquisition through the date of completion of development. In addition, new development activities, regardless of whether or not they are ultimately successful, may require a substantial portion of management's time and attention.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, or ability to satisfy our debt service obligations.

Our properties face significant competition.

We face significant competition from developers, owners and operators of office, medical office, retail, multifamily, industrial and other commercial real estate. Substantially all of our properties face competition from similar properties in the same market. Such competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower rents than the space in our properties.

We face risks associated with the use of debt, including refinancing risk.

We rely on borrowings under our credit facilities and offerings of debt securities to finance acquisitions and development activities and for general corporate purposes. The commercial real estate debt markets recently experienced significant volatility due to a number of factors, including the tightening of underwriting standards by lenders and credit rating agencies and the reported significant inventory of unsold mortgage backed securities in the market. The volatility resulted in investors decreasing the availability of debt financing as well as increasing the cost of debt financing. While the commercial real estate debt markets have begun to improve, we believe that circumstances could arise in which we may not be able to obtain debt financing in the future on favorable terms, or at all. If we were unable to borrow under our credit facilities or to refinance existing debt financing, our financial condition and results of operations would likely be adversely affected.

We are subject to the risks normally associated with debt, including the risk that our cash flow may be insufficient to meet required payments of principal and interest. We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance a significant portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common shares or debt securities.

On February 25, 2010, our total consolidated debt was approximately $1.2 billion. Consolidated debt to consolidated market capitalization ratio, which measures total consolidated debt as a percentage of the aggregate of total consolidated debt plus the market value of outstanding equity securities, is often used by analysts to gauge leverage for equity REITs such as us. Our market value is calculated using the price per share of our common shares. Using the closing share price of $27.92 per share of our common shares on February 25, 2010, multiplied by the number of our common shares, our consolidated debt to total consolidated market capitalization ratio was approximately 42% as of February 25, 2010.

Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our senior unsecured debt is currently rated investment grade by the two major rating agencies. However, there can be no assurance that we will be able to maintain this rating, and in the event our senior debt is downgraded from its current rating, we would likely incur higher borrowing costs and/or difficulty in obtaining additional financing. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. There is a risk that changes in our debt to market capitalization ratio, which is in part a function of our share price, or our ratio of indebtedness to other measures of asset value used by financial analysts may have an adverse effect on the market price of our equity or debt securities.

Rising interest rates would increase our interest costs.

We may incur indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which could adversely affect our cash flow and our ability to service debt. As a protection against rising interest rates, we may enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. These agreements, however, increase our risks that other parties to the agreements may not perform or that the agreements may be unenforceable.

Covenants in our debt agreements could adversely affect our financial condition.

Our credit facilities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness. We must maintain a minimum tangible net worth and certain ratios, including a maximum of total liabilities to total gross asset value, a maximum of secured indebtedness to gross asset value, a minimum of annual EBITDA to fixed charges, a minimum of unencumbered asset value to unsecured indebtedness, a minimum of net operating income from unencumbered properties to unsecured interest expense and a maximum of permitted investments to gross asset value. Our ability to borrow under our credit facilities is subject to compliance with our financial and other covenants. The recent economic downturn may adversely affect our ability to comply with these financial and other covenants.

Failure to comply with any of the covenants under our unsecured credit facilities or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and/or prohibit future borrowings, either of which would have a material adverse effect on our business, operations, financial condition and liquidity.

We face risks associated with short-term liquid investments.

We have significant cash balances from time to time that we invest in a variety of short-term investments that are intended to preserve principal value and maintain a high degree of liquidity while providing current income. From time to time, these investments may include (either directly or indirectly):

- direct obligations issued by the U.S. Treasury;
- obligations issued or guaranteed by the U.S. government or its agencies;
- taxable municipal securities;
- obligations (including certificates of deposit) of banks and thrifts;
- commercial paper and other instruments consisting of short-term U.S. dollar denominated obligations issued by corporations and banks;
- repurchase agreements collateralized by corporate and asset-backed obligations;
- both registered and unregistered money market funds; and
- other highly rated short-term securities.

Investments in these securities and funds are not insured against loss of principal. Under certain circumstances we may be required to redeem all or part of our investment, and our right to redeem some or all of our investment may be delayed or suspended. In addition, there is no guarantee that our investments in these securities or funds will be redeemable at par value. A decline in the value of our investment or a delay or suspension of our right to redeem may have a material adverse effect on our results of operations or financial condition.

Further issuances of equity securities may be dilutive to current shareholders.

The interests of our existing shareholders could be diluted if additional equity securities are issued, including to finance future developments and acquisitions, instead of incurring additional debt. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing.

Compliance or failure to comply with the Americans with Disabilities Act and other laws and regulations could result in substantial costs.

The Americans with Disabilities Act generally requires that public buildings, including commercial and multifamily properties, be made accessible to disabled persons. Noncompliance could result in imposition of fines by the federal government or the award of damages to private litigants. If, pursuant to the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fair housing, rent control and fire and life safety requirements. If we fail to comply with these requirements, we may incur fines or private damage awards. We believe that our properties are currently in material compliance with regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will adversely affect our results of operations.

Some potential losses are not covered by insurance.

We carry insurance coverage on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. The property insurance that we maintain for our properties has historically been on an "all risk" basis, which is in full force and effect until renewal in September 2010. There are other types of losses, such as from wars or catastrophic events, for which we cannot obtain insurance at all or at a reasonable cost.

We have an insurance policy which has no terrorism exclusion, except for non-certified nuclear, chemical and biological acts of terrorism. Our financial condition and results of operations are subject to the risks associated with acts of terrorism and the potential for uninsured losses as the result of any such acts. Effective November 26, 2002, under this existing coverage, any losses caused by certified acts of terrorism would be partially reimbursed by the United States under a formula established by federal law. Under this formula the United States pays 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance provider, and insurers pay 10% until aggregate insured losses from all insurers reach $100 billion in a calendar year. If the aggregate amount of insured losses under this program exceeds $100 billion during the applicable period for all insured and insurers combined, then each insurance provider will not be liable for payment of any amount which exceeds the aggregate amount of $100 billion. On December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law and extends the program through December 31, 2014. We continue to monitor the state of the insurance market in general, and the scope and costs of coverage for acts of terrorism in particular, but we cannot anticipate what amount of coverage will be available on commercially reasonable terms in future policy years.

In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose both the revenues generated from the affected property and the capital we have invested in the affected property. Depending on the specific circumstances of the affected property it is possible that we could be liable for any mortgage indebtedness or other obligations related to the property. Any such loss could adversely affect our business and financial condition and results of operations.

We have to renew our policies in most cases on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our results of operations and financial condition.

Actual or threatened terrorist attacks may adversely affect our ability to generate revenues and the value of our properties.

All of our properties are located in or near Washington D.C., a metropolitan area that has been and may in the future be the target of actual or threatened terrorism attacks. As a result, some tenants in our market may choose to relocate their businesses to other markets. This could result in an overall decrease in the demand for commercial space in this market generally, which could increase vacancies in our properties or necessitate that we lease our properties on less favorable terms, or both. In addition, future terrorist attacks in or near Washington D.C. could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or responsibility, simply because of our current or past ownership or operation of the real estate. In addition, the U.S. Environmental Protection Agency, the U.S. Occupational Safety and Health Administration and other state and local governmental authorities are increasingly involved in indoor air quality standards, especially with respect to asbestos, mold, medical waste and lead-based paint. The clean up of any environmental contamination, including asbestos and mold, can be costly. If environmental problems arise, we may have to make substantial payments which could adversely affect our financial condition and results of operations because:

- as owner or operator we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;
- even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the clean-up costs; and
- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos:

- properly manage and maintain the asbestos;
- notify and train those who may come into contact with asbestos; and
- undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

It is our policy to retain independent environmental consultants to conduct Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents. However, they do not always involve invasive techniques such as soil and ground water sampling. Where appropriate, on a property-by-property basis, our general practice is to have these consultants conduct additional testing. However, even though these additional assessments may be conducted, there is still the risk that:

- the environmental assessments and updates did not identify all potential environmental liabilities;
- a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments;
- new environmental liabilities have developed since the environmental assessments were conducted; and
- future uses or conditions or changes in applicable environmental laws and regulations could result in environmental liability to us.

Failure to qualify as a REIT would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

If we fail to qualify as a REIT for federal income tax purposes, we would be taxed as a corporation. We believe that we are organized and qualified as a REIT and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we are qualified as such, or that we will remain qualified as such in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT we could face serious tax consequences that could substantially reduce our funds available for payment of dividends for each of the years involved because:

- we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and could be subject to federal income tax at regular corporate rates;
- we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes;
- unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we are disqualified; and
- all dividends would be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits potentially eligible as "qualified dividends" subject to the 15% income tax rate.

In addition, if we fail to qualify as a REIT, we would no longer be required to pay dividends. As a result of these factors, our failure to qualify as a REIT could have a material adverse impact on our results of operations, financial condition and liquidity.

The market value of our securities can be adversely affected by many factors.

As with any public company, a number of factors may adversely influence the public market price of our common shares. These factors include:

- level of institutional interest in us;
- perceived attractiveness of investment in us, in comparison to other REITs;
- attractiveness of securities of REITs in comparison to other asset classes taking into account, among other things, that a substantial portion of REITs' dividends are taxed as ordinary income;
- our financial condition and performance;
- the market's perception of our growth potential and potential future cash dividends;
- government action or regulation, including changes in tax law;
- increases in market interest rates, which may lead investors to expect a higher annual yield from our distributions in relation to the price of our shares;
- changes in federal tax laws;
- changes in our credit ratings;
- relatively low trading volume of shares of REITs in general, which tends to exacerbate a market trend with respect to our shares; and
- any negative change in the level of our dividend or the partial payment thereof in common shares.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common shares at historical rates or to increase our common share dividend rate will depend on a number of factors, including, among others, the following:

- our future financial condition and results of operations;
- the performance of lease terms by tenants;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend rate on our common shares in the future, it could have an adverse effect on the market price of our common shares.

Provisions of the Maryland General Corporation Law, or the MGCL, may limit a change in control.

There are several provisions of the Maryland General Corporation Law, or the MGCL, that may limit the ability of a third party to undertake a change in control, including:

- a provision where a corporation is not permitted to engage in any business combination with any "interested stockholder," defined as any holder or affiliate of any holder of 10% or more of the corporation's stock, for a period of five years after that holder becomes an "interested stockholder;" and
- a provision where the voting rights of "control shares" acquired in a "control share acquisition," as defined in the MGCL, may be restricted, such that the "control shares" have no voting rights, except to the extent approved by a vote of holders of two-thirds of the common shares entitled to vote on the matter.

These provisions may delay, defer, or prevent a transaction or a change in control that may involve a premium price for holders of our shares or otherwise be in their best interests.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The schedule on the following pages lists our real estate investment portfolio as of December 31, 2009, which consisted of 90 properties and land held for development.

As of December 31, 2009, the percent leased is the percentage of net rentable area for which fully executed leases exist and may include signed leases for space not yet occupied by the tenant.

Cost information is included in Schedule III to our financial statements included in this Annual Report on Form 10-K.

Schedule of Properties

Properties	Location	Year Acquired	Year Constructed	Net Rentable Square Feet*	Percent Leased 12/31/09
Office Buildings					
1901 Pennsylvania Avenue	Washington, D.C.	1977	1960	97,000	96%
51 Monroe Street	Rockville, MD	1979	1975	210,000	91%
515 King Street	Alexandria, VA	1992	1966	76,000	97%
The Lexington Building	Rockville, MD	1993	1970	46,000	55%
The Saratoga Building	Rockville, MD	1993	1977	58,000	72%
6110 Executive Boulevard	Rockville, MD	1995	1971	198,000	93%
1220 19th Street	Washington, D.C.	1995	1976	102,000	88%
1600 Wilson Boulevard	Arlington, VA	1997	1973	166,000	100%
7900 Westpark Drive	McLean, VA	1997	1972/1986/1999	523,000	96%
600 Jefferson Plaza	Rockville, MD	1999	1985	112,000	82%
1700 Research Boulevard	Rockville, MD	1999	1982	101,000	97%
Parklawn Plaza	Rockville, MD	1999	1986	40,000	80%
Wayne Plaza	Silver Spring, MD	2000	1970	91,000	94%
Courthouse Square	Alexandria, VA	2000	1979	113,000	98%
One Central Plaza	Rockville, MD	2001	1974	267,000	77%
The Atrium Building	Rockville, MD	2002	1980	80,000	81%
1776 G Street	Washington, D.C.	2003	1979	263,000	100%
Albemarle Point	Chantilly, VA	2005	2001	89,000	82%
6565 Arlington Blvd	Falls Church, VA	2006	1967/1998	140,000	78%
West Gude Drive	Rockville, MD	2006	1984/1986/1988	276,000	93%
The Ridges	Gaithersburg, MD	2006	1990	104,000	100%
The Crescent	Gaithersburg, MD	2006	1989	49,000	100%
Monument II	Herndon, VA	2007	2000	205,000	97%
Woodholme Center	Pikesville, MD	2007	1989	73,000	86%
2000 M Street	Washington, D.C.	2007	1971	227,000	89%
Dulles Station	Herndon, VA	2005	2007	180,000	91%
2445 M Street	Washington, D.C.	2008	1986	290,000	100%
Subtotal				4,176,000	91%

Schedule of Properties (continued)

Properties	Location	Year Acquired	Year Constructed	Net Rentable Square Feet*	Percent Leased 12/31/09
Medical Office Buildings					
Woodburn Medical Park I	Annandale, VA	1998	1984	71,000	95%
Woodburn Medical Park II	Annandale, VA	1998	1988	96,000	100%
Prosperity Medical Center I	Merrifield, VA	2003	2000	92,000	100%
Prosperity Medical Center II	Merrifield, VA	2003	2001	88,000	100%
Prosperity Medical Center III	Merrifield, VA	2003	2002	75,000	100%
Shady Grove Medical Village II	Rockville, MD	2004	1999	66,000	100%
8301 Arlington Boulevard	Fairfax, VA	2004	1965	49,000	70%
Alexandria Professional Center	Alexandria, VA	2006	1968	113,000	96%
9707 Medical Center Drive	Rockville, MD	2006	1994	38,000	100%
15001 Shady Grove Road	Rockville, MD	2006	1999	51,000	96%
Plumtree Medical Center	Bel Air, MD	2006	1991	33,000	100%
15005 Shady Grove Road	Rockville, MD	2006	2002	52,000	100%
2440 M Street	Washington, D.C.	2007	1986/2006	110,000	97%
Woodholme Medical Office Bldg	Pikesville, MD	2007	1996	125,000	99%
Ashburn Farm Office Park	Ashburn, VA	2007	1998/2000/2002	75,000	86%
CentreMed I & II	Centreville, VA	2007	1998	52,000	100%
Sterling Medical Office Building[1]	Sterling, VA	2008	1986/2000	36,000	68%
Lansdowne Medical Office Building[1]	Leesburg, VA	2009	2009	87,000	0%
Subtotal				1,309,000	89%
Retail Centers					
Takoma Park	Takoma Park, MD	1963	1962	51,000	100%
Westminster	Westminster, MD	1972	1969	151,000	98%
Concord Centre	Springfield, VA	1973	1960	76,000	92%
Wheaton Park	Wheaton, MD	1977	1967	72,000	96%
Bradlee	Alexandria, VA	1984	1955	168,000	97%
Chevy Chase Metro Plaza	Washington, D.C.	1985	1975	49,000	100%
Montgomery Village Center	Gaithersburg, MD	1992	1969	198,000	94%
Shoppes of Foxchase[2]	Alexandria, VA	1994	1960/2006	134,000	95%
Frederick County Square	Frederick, MD	1995	1973	227,000	93%
800 S. Washington Street	Alexandria, VA	1998/2003	1955/1959	44,000	96%
Centre at Hagerstown	Hagerstown, MD	2002	2000	332,000	100%
Frederick Crossing	Frederick, MD	2005	1999/2003	295,000	98%
Randolph Shopping Center	Rockville, MD	2006	1972	82,000	98%
Montrose Shopping Center	Rockville, MD	2006	1970	143,000	83%
Subtotal				2,022,000	96%

Schedule of Properties (continued)

Properties	Location	Year Acquired	Year Constructed	Net Rentable Square Feet*	Percent Leased 12/31/09
Multifamily Buildings/# of units					
3801 Connecticut Avenue/308	Washington, D.C.	1963	1951	179,000	92%
Roosevelt Towers/191	Falls Church, VA	1965	1964	170,000	95%
Country Club Towers/227	Arlington, VA	1969	1965	163,000	97%
Park Adams/200	Arlington, VA	1969	1959	173,000	98%
Munson Hill Towers/279	Falls Church, VA	1970	1963	259,000	98%
The Ashby at McLean/256	McLean, VA	1996	1982	252,000	98%
Walker House Apartments/212	Gaithersburg, MD	1996	1971/2003[3]	159,000	94%
Bethesda Hill Apartments/195	Bethesda, MD	1997	1986	226,000	96%
Bennett Park/224	Arlington, VA	2007	2007	268,000	98%
Clayborne/74	Alexandria, VA	2008	2008	87,000	95%
Kenmore/374	Washington, D.C.	2008	1948	270,000	94%
Subtotal/2,540				2,206,000	96%
Industrial/Flex Properties					
Fullerton Business Center	Springfield, VA	1985	1980	104,000	42%
Charleston Business Center	Rockville, MD	1993	1973	85,000	97%
The Alban Business Center	Springfield, VA	1996	1981/1982	87,000	84%
Ammendale Technology Park I	Beltsville, MD	1997	1985	167,000	79%
Ammendale Technology Park II	Beltsville, MD	1997	1986	107,000	70%
Pickett Industrial Park	Alexandria, VA	1997	1973	246,000	97%
Northern Virginia Industrial Park	Lorton, VA	1998	1968/1991	787,000	82%
8900 Telegraph Road	Lorton, VA	1998	1985	32,000	4%
Dulles South IV	Chantilly, VA	1999	1988	83,000	90%
Sully Square	Chantilly, VA	1999	1986	95,000	74%
Amvax	Beltsville, MD	1999	1986	31,000	100%
Fullerton Industrial Center	Springfield, VA	2003	1980	137,000	74%
8880 Gorman Road	Laurel, MD	2004	2000	141,000	100%
Dulles Business Park Portfolio	Chantilly, VA	2004/2005	1999–2005	324,000	93%
Albemarle Point	Chantilly, VA	2005	2001/2003/2005	207,000	86%
Hampton Overlook	Capitol Heights, MD	2006	1989/2005	302,000	92%
9950 Business Parkway	Lanham, MD	2006	2005	102,000	100%
270 Technology Park	Frederick, MD	2007	1986–1987	157,000	73%
6100 Columbia Park Road	Landover, MD	2008	1969	150,000	100%
Subtotal				3,344,000	85%
TOTAL				13,057,000	

1 The sellers of Sterling Medical Office Building agreed to lease 37% of the building's space for a period of 12–18 months following the date of sale.
2 Development on approximately 60,000 square feet of the center was completed in December 2006.
3 A 16 unit addition referred to as The Gardens at Walker House was completed in October 2003.
** Multifamily buildings are presented in gross square feet.*

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our shares trade on the New York Stock Exchange. Currently, there are approximately 6,484 shareholders of record.

The high and low sales price for our shares for 2009 and 2008, by quarter, and the amount of dividends we paid per share are as follows:

		Quarterly Share Price Range	
Quarter	**Dividends Per Share**	**High**	**Low**
2009			
Fourth	$.4325	$29.00	$25.58
Third	$.4325	$30.02	$21.17
Second	$.4325	$23.05	$16.91
First	$.4325	$27.48	$15.60
2008			
Fourth	$.4325	$36.39	$20.33
Third	$.4325	$37.61	$28.98
Second	$.4325	$36.07	$30.05
First	$.4225	$34.38	$26.91

We have historically paid dividends on a quarterly basis. Dividends are primarily paid from our cash flow from operating activities.

During the period covered by this report, we did not sell equity securities without registration under the Securities Act.

Neither we nor any affiliated purchaser (as that term is defined in Securities Exchange Act Rule 10b-18(a) (3)) made any repurchases of our shares during the fourth quarter of the fiscal year covered by this report.

Item 6. Selected Financial Data

The following table sets forth our selected financial data on a historical basis, which has been revised for properties disposed of or classified as held for sale (see note 3 to the consolidated financial statements). The following data should be read in conjunction with our financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K.

(in thousands, except per share data)	2009	2008[1]	2007[1]	2006[1]	2005[1]
Real estate rental revenue	$ 306,929	$ 278,691	$ 248,899	$ 202,334	$ 174,092
Income from continuing operations	$ 26,021	$ 7,889	$ 25,136	$ 32,477	$ 35,288
Discontinued operations:					
Income from operations of properties sold or held for sale	$ 1,579	$ 4,129	$ 7,510	$ 5,780	$ 5,511
Gain on sale of real estate	$ 13,348	$ 15,275	$ 25,022	$ —	$ 37,011
Net income	$ 40,948	$ 27,293	$ 57,668	$ 38,257	$ 77,810
Net income attributable to the controlling interests	$ 40,745	$ 27,082	$ 57,451	$ 38,053	$ 77,638
Income from continuing operations attributable to the controlling interests per share—diluted	$ 0.45	$ 0.15	$ 0.53	$ 0.73	$ 0.83
Net income attributable to the controlling interests per share—diluted	$ 0.71	$ 0.55	$ 1.24	$ 0.87	$ 1.84
Total assets	$2,045,225	$2,109,407	$1,897,018	$1,530,863	$1,139,159
Lines of credit payable	$ 128,000	$ 67,000	$ 192,500	$ 61,000	$ 24,000
Mortgage notes payable	$ 405,451	$ 421,286	$ 252,484	$ 229,240	$ 161,631
Notes payable	$ 688,912	$ 890,679	$ 861,819	$ 719,862	$ 518,600
Shareholders' equity	$ 745,255	$ 636,630	$ 502,540	$ 449,922	$ 380,305
Cash dividends paid	$ 100,221	$ 85,564	$ 78,050	$ 72,681	$ 67,322
Cash dividends declared and paid per share	$ 1.73	$ 1.72	$ 1.68	$ 1.64	$ 1.60

1 *As adjusted (see Current Report on Form 8-K filed July 10, 2009 and note 3 to the consolidated financial statements).*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Conditions and Results of Operations ("MD&A") is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations and financial condition. MD&A is organized as follows:

- ***Overview.*** Discussion of our business, operating results, investment activity and cash requirements, and summary of our significant transactions to provide context for the remainder of MD&A.
- ***Critical Accounting Policies and Estimates.*** Descriptions of accounting policies that reflect significant judgments and estimates used in the preparation of our consolidated financial statements.
- ***Results of Operations.*** Discussion of our financial results comparing 2009 to 2008 and comparing 2008 to 2007.
- ***Liquidity and Capital Resources.*** Discussion of our financial condition and analysis of changes in our capital structure and cash flows.

When evaluating our financial condition and operating performance, we focus on the following financial and non-financial indicators:

- Net operating income ("NOI"), calculated as real estate rental revenue less real estate expenses excluding depreciation and amortization and general and administrative expenses. NOI is a non-GAAP supplemental measure to net income.
- Funds From Operations ("FFO"), calculated as set forth below under the caption "Funds from Operations." FFO is a non-GAAP supplemental measure to net income.

- Economic occupancy ("occupancy"), calculated as actual real estate rental revenue recognized for the period indicated as a percentage of gross potential real estate rental revenue for that period. Percentage rents and expense reimbursements are not considered in computing economic occupancy percentages.
- Leased percentage, calculated as the percentage of available physical net rentable area leased for our commercial segments and percentage of apartments leased for our multifamily segment.
- Rental rates.
- Leasing activity, including new leases, renewals and expirations.

Overview

Business

Our revenues are derived primarily from the ownership and operation of income-producing properties in the greater Washington metro region. As of December 31, 2009, we owned a diversified portfolio of 90 properties totaling approximately 10.9 million square feet of commercial space and 2,540 multifamily units. These 90 properties consisted of 27 office properties, 20 industrial/flex properties, 18 medical office properties, 14 retail centers, and 11 multifamily properties and land held for development.

We have a fundamental strategy of regional focus and diversification by property type. In recent years we have sought to pursue a strategy of upgrading our portfolio by selling lower quality properties and acquiring or developing higher quality properties. We will seek to continue to upgrade our portfolio as opportunities arise. However, market conditions limited our acquisition opportunities during 2009 and may continue to limit our ability to acquire or sell properties at attractive prices in the future.

Operating Results

Real estate rental revenue, NOI, net income and FFO for 2009 and 2008 were as follows (in thousands):

	2009	2008	Change
Real estate rental revenue	$306,929	$278,691	$28,238
NOI[1]	$202,356	$185,192	$17,164
Net income attributable to the controlling interests	$ 40,745	$ 27,082	$13,663
FFO[2]	$121,771	$ 98,688	$23,083

1 See pages 42 and 45 of the MD&A for reconciliations of NOI to net income.
2 See page 56 of the MD&A for reconciliations of FFO to net income.

Our growth in NOI, net income and FFO during 2009 is due to acquisitions made during 2008 and the lease-up of our development properties. We currently do not expect this growth to continue in 2010, as the current market for acquisitions is difficult and our development properties are now stabilized. NOI from our core portfolio, consisting of properties owned for the entirety of 2009 and the same time period in 2008, was $179.6 million for 2009 compared to $181.6 million for 2008, a decrease of 1.1%.

We believe the national economic recession was responsible for the lower NOI from our core portfolio. While the Washington metro region remains one of the best performing real estate markets in the nation according to Delta Associates/Transwestern Commercial Services ("Delta"), it still reflected the impact of the economic recession during 2009, with declining occupancy and rental rates across all commercial segments. The near-term outlook for recovery remains slow, as occupancy and rental rates are currently expected to continue to decline in 2010, according to the Center for Regional Analysis at George Mason University ("CRA").

The performance of our five operating segments and the market conditions in our region are discussed in greater detail below (industry data is as reported by Delta):

- The region's office market remained weak during 2009, with overall vacancy increasing to 13.0% from 10.6% in 2008. Vacancy in the submarkets was 14.0% for Northern Virginia, 14.8% for Suburban Maryland, and 10.5% in the District of Columbia. Net absorption (defined as the change in occupied, standing inventory from one year to the next) decreased to 0.6 million square feet from 3.4 million square feet in 2008, and the pipeline of new office properties in the region decreased to 5.7 million square feet from 15.4 million square feet in the prior year. Our office segment was 91.5% leased at year-end 2009, a decrease from 94.0% leased at year-end 2008. By submarket, our office segment was 93.8% leased in Northern Virginia, 87.0% leased in Suburban Maryland, and 95.8% leased in the District of Columbia at year end 2009.
- Our medical office segment was 89.4% leased at year-end 2009, a decrease from 97.0% at year-end 2008. The decrease is due to the acquisition of the vacant Lansdowne Medical Office Building during the third quarter of 2009.
- The region's retail market declined in 2009, with vacancy rates increasing to 5.6% from 3.7% in 2008. Rental rates at grocery-anchored centers decreased 5.8% in 2009, as compared to a 1.7% increase in 2008. Our retail segment was 96.0% leased at year-end 2009, down from 97.8% at year-end 2008.
- The region's multifamily market was more resilient than the commercial markets during 2009. The region's vacancy rate for investment grade apartments remained the same at 4.3%, though rents did decrease by 2.0%. Our multifamily segment was 95.8% leased at year-end 2009, up from 91.1% at year-end 2008.
- The region's industrial market contracted during 2009. Rents decreased by 4.3% and vacancy increased to 11.4%, compared to 10.1% one year ago. Net absorption was a negative 2.3 million square feet, compared to a positive 4.4 million square feet in 2008. Our industrial segment was 84.6% leased at year-end 2009, a decrease from 91.9% at year-end 2008.

Investment Activity

We sold four lower-performing properties during 2009 in order to improve the quality of our portfolio, while executing only one property acquisition. This acquisition/disposition level is in contrast to the prior two years, during which we acquired or placed into service 15 properties and sold four properties. Our decrease in acquisition activity mirrors the overall market, as property investment transactions were down dramatically during 2009, according to Delta. For 2010, we currently expect a greater level of acquisitions in 2010 than in 2009. However, we do not expect these potential acquisitions to provide any significant improvement to our operating performance in 2010 due to acquisition costs.

Cash Requirements

The current economic recession has generally made it challenging to secure debt financing. Over the past year, we have focused on strengthening our balance sheet in order to minimize our refinancing risk and prepare for future acquisitions as transaction volume increases. Our total debt maturities in 2010 and 2011 are $104.5 million and $326.1 million, respectively. We currently expect to pay these maturities with some combination of proceeds from new debt, property sales and equity issuances.

Significant Transactions

We summarize below our significant transactions during the two years ended December 31, 2009:

2009

- The completion of a public offering of 5.25 million common shares priced at $21.40 per share, raising $107.5 million in net proceeds.
- The disposition of one multifamily property, Avondale, for a contract sales price of $19.8 million and a gain on sale of $6.7 million.
- The dispositions of two industrial properties, Tech 100 Industrial Park and Crossroads Distribution Center, for contract sales prices of $10.5 million and $4.4 million, respectively, and gains on sale of $4.1 million and $1.5 million, respectively.
- The disposition of one office property, Brandywine Center, for a contract sales price of $3.3 million and a gain on sale of $1.0 million.
- The acquisition of one newly constructed medical office building, Lansdowne Medical Office Building, for $19.9 million, adding approximately 87,400 square feet, which was 0% leased at the end of 2009.
- The execution of an agreement to modify our $100.0 million unsecured term loan with Wells Fargo Bank, National Association to extend the maturity date from February 19, 2010 to November 1, 2011. This agreement also increased the interest rate on the term loan from LIBOR plus 150 basis points to LIBOR plus 275 basis points. We also entered into a forward interest rate swap on a notional amount of $100.0 million, which had the effect of fixing the interest rate on the loan at 4.85% for the period from February 20, 2010 through the maturity date of November 1, 2011.
- The prepayment of our $100.0 million unsecured term loan with Wells Fargo Bank, National Association on December 1, 2009 using borrowings from our unsecured lines of credit. The prepayment resulted in a $1.5 million loss on extinguishment of debt.
- The issuance of 2.0 million common shares at a weighted average price of $27.37 under our sales agency financing agreement, raising $53.8 million in net proceeds.
- The execution of one mortgage note of approximately $37.5 million at a fixed rate of 5.37%, secured by the Kenmore Apartments.
- The prepayment of a $50.0 million mortgage note payable, secured by Munson Hill Towers, Country Club Towers, Roosevelt Towers, Park Adams Apartments and the Ashby of McLean, with no prepayment penalties.
- The repurchases of $109.7 million of our 3.875% convertible notes prices ranging from 80% to 97.63% of par, resulting in a net gain on extinguishment of debt of $6.8 million.
- The execution of new leases for 1.4 million square feet of commercial space, with an average rental rate increase of 10.2% over expiring leases.

2008

- The acquisition of one office property, 2445 M Street, for $181.4 million, adding approximately 290,000 square feet.
- The acquisition of one 374 unit apartment building, Kenmore Apartments, for $58.3 million, adding approximately 270,000 square feet.
- The acquisition of one medical office property, Sterling Medical Office Building, for $6.5 million, adding approximately 36,000 square feet.
- The acquisition of one industrial/flex property, 6100 Columbia Park Road, for $11.2 million, adding approximately 150,000 square feet.
- The disposition of two industrial/flex properties, Sullyfield Center and the Earhart Building, for a contract sales price of $41.1 million and a gain on sale of $15.3 million.
- The agreement to acquire one medical office property, Lansdowne Medical Office Building, for $19.5 million. The purchase occurred during 2009, as noted in the fifth bullet under "2009" above.
- The completion of a public offering of 2,600,000 common shares priced at $34.80 per share, raising $86.7 million in net proceeds during the second quarter of 2008.
- The completion of a public offering of 1,725,000 common shares priced at $35.00 per share, raising $57.6 million in net proceeds during the fourth quarter of 2008.

- The issuance of 1.1 million common shares at a weighted average price of $36.15 under our sales agency financing agreement, raising $40.7 million in net proceeds.
- The execution of three mortgage notes totaling approximately $81.0 million at a fixed rate of 5.71%, secured by three multifamily properties.
- The repayment of the $60 million outstanding principal balance under our 6.74% 10-year Mandatory Par Put Remarketed Securities ("MOPPRS") notes. The total aggregate consideration paid to repurchase the notes was $70.8 million, which amount included the $8.7 million remarketing option value paid to the remarketing dealer and accrued interest paid to the holders. The loss on extinguishment of debt was $8.4 million, net of unamortized loan premium costs, upon settlement of these securities. We refinanced the repurchase of these notes, and refinanced a portion of line outstandings, by issuing a $100 million two-year term loan. We also entered into an interest rate swap on a notional amount of $100 million, which had the effect of fixing the interest rate on the term loan at 4.45%.
- The repurchase of $16.0 million of our 3.875% convertible notes at a 25% discount to par value, resulting in a gain on extinguishment of debt of $2.9 million.
- The increase in the capacity of our unsecured revolving credit facility with a syndicate of banks led by Wells Fargo Bank, National Association from $200 million to $262 million.
- The execution of two leases totaling 154,000 square feet at the previously unleased Dulles Station, Phase I office building. In addition to those leases, we executed new leases for 1.5 million square feet of commercial space elsewhere in our portfolio, with an average rental rate increase of 19.4%.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate these estimates, including those related to estimated useful lives of real estate assets, estimated fair value of acquired leases, cost reimbursement income, bad debts, contingencies and litigation. We base the estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates.

We believe the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant accounting policies are also described in note 2 to the consolidated financial statements in Item 8 of this Form 10-K.

Revenue Recognition

We lease multifamily properties under operating leases with terms of generally one year or less. We lease commercial properties (our office, medical office, retail and industrial segments) under operating leases with average terms of three to seven years. We recognize rental income and rental abatements from our multifamily and commercial leases when earned on a straight-line basis over the lease term. Recognition of rental income commences when control of the facility has been given to the tenant. We record a provision for losses on accounts receivable equal to the estimated uncollectible amounts. We base this estimate on our historical experience and a review of the current status of our receivables. We recognize percentage rents, which represent additional rents based on gross tenant sales, when tenants' sales exceed specified thresholds.

We recognize sales of real estate at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer and we have no significant continuing involvement.

We recognize cost reimbursement income from pass-through expenses on an accrual basis over the periods in which the expenses were incurred. Pass-through expenses are comprised of real estate taxes, operating expenses and common area maintenance costs which are reimbursed by tenants in accordance with specific allowable costs per tenant lease agreements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents amounts accrued and unpaid from tenants in accordance with the terms of the respective leases, subject to our revenue recognition policy. We review receivables monthly and establish reserves when, in the opinion of management, collection of the receivable is doubtful. We establish reserves for tenants whose rent payment history or financial condition casts doubt upon the tenants' ability to perform under their lease obligations. When we deem the collection of a receivable to be doubtful in the same quarter that we established the receivable, then we recognize the allowance for that receivable as an offset to real estate revenues. When we deem a receivable that was initially established in a prior quarter to be doubtful, then we recognize the allowance as an operating expense. In addition to rents due currently, accounts receivable include amounts representing minimal rental income accrued on a straight-line basis to be paid by tenants over the remaining term of their respective leases.

We include notes receivable balances of $8.5 million and $8.6 million as of December 31, 2009 and 2008, respectively, in our accounts receivable balances.

Real Estate and Depreciation

We depreciate buildings on a straight-line basis over estimated useful lives ranging from 28 to 50 years. We capitalize all capital improvement expenditures associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. We also capitalize costs incurred in connection with our development projects, including capitalizing interest and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. In addition, we capitalize tenant leasehold improvements when certain criteria are met, including when we supervise construction and will own the improvements. We depreciate all tenant improvements over the shorter of the useful life of the improvements or the term of the related tenant lease. Real estate depreciation expense from continuing operations for the years ended December 31, 2009, 2008 and 2007 was $75.8 million, $68.5 million and $55.0 million, respectively. We charge maintenance and repair costs that do not extend an asset's life to expense as incurred.

We capitalize interest costs incurred on borrowing obligations while qualifying assets are being readied for their intended use. Total interest expense capitalized to real estate assets related to development and major renovation activities was $1.4 million, $2.3 million and $6.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. We amortize capitalized interest over the useful life of the related underlying assets upon those assets being placed into service.

We recognize impairment losses on long-lived assets used in operations and held for sale, development assets or land held for future development, if indicators of impairment are present and the net undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount and estimated undiscounted cash flows associated with future development expenditures. If such carrying amount is in excess of the estimated cash flows from the operation and disposal of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to the estimated fair value. The estimated fair value would be calculated in accordance with current GAAP fair value provisions. There were no property impairments recognized during the year ended December 31, 2007. During 2009 and 2008, we expensed $0.1 million and $0.6 million, respectively, included in general and administrative expenses, related to development projects no longer considered probable.

We record real estate acquisitions as business combinations in accordance with GAAP. We record acquired or assumed assets, including physical assets and in-place leases, and liabilities, based on their fair values. We record goodwill when the purchase price exceeds the fair value of the assets and liabilities acquired. We determine the estimated fair values of the assets and liabilities in accordance with current GAAP fair value provisions. We determine the fair values of acquired buildings on an "as-if-vacant" basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. We allocate the "as-if-vacant" fair value to land, building and tenant improvements based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases consists of the following components—(a) the estimated cost to us to replace the leases, including foregone rents during the period of finding a new tenant and foregone recovery of tenant pass-throughs (referred to as "absorption cost"); (b) the estimated cost of tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as "tenant origination cost"); (c) estimated leasing commissions associated with obtaining a new tenant (referred to as "leasing commissions"); (d) the above/at/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as "net lease intangible"); and (e) the value, if any, of customer relationships, determined based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant (referred to as "customer relationship value"). We have attributed no value to customer relationship value as of December 31, 2009 and 2008.

We discount the amounts used to calculate net lease intangibles using an interest rate which reflects the risks associated with the leases acquired. We include tenant origination costs in income producing property on our balance sheet and amortize the tenant origination costs as depreciation expense on a straight-line basis over the remaining life of the underlying leases. We classify leasing commissions and absorption costs as other assets and amortize leasing commissions and absorption costs as amortization expense on a straight-line basis over the remaining life of the underlying leases. We classify net lease intangible assets as other assets and amortize net lease intangible assets on a straight-line basis as a decrease to real estate rental revenue over the remaining term of the underlying leases. We classify net lease intangible liabilities as other liabilities and amortize net lease intangible liabilities on a straight-line basis as an increase to real estate rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, we write off the unamortized portion of the tenant origination cost, leasing commissions, absorption costs and net lease intangible associated with that lease.

Federal Income Taxes

We believe that we qualify as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code and intend to continue to qualify as such. To maintain our status as a REIT, we are required to distribute 90% of our ordinary taxable income to our shareholders. When selling properties, we have the option of (a) reinvesting the sale price of properties sold, allowing for a deferral of income taxes on the sale, (b) paying out capital gains to the shareholders with no tax to WRIT or (c) treating the capital gains as having been distributed to the shareholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the shareholders. In May 2009, we sold a multifamily property, Avondale, for a gain of $6.7 million. In July 2009, we sold an industrial property, Tech 100 Industrial Park, and an office property, Brandywine Center, for gains of $4.1 million and $1.0 million, respectively. In November 2009, we sold an industrial property, Crossroads Distribution Center, for a gain of $1.5 million. In June 2008, we sold two industrial properties, Sullyfield Center and The Earhart Building, for a gain of $15.3 million. The gains from the sales were paid out to the shareholders. Generally, no provisions for income taxes are necessary except for taxes on undistributed REIT taxable income and taxes on the income generated by our taxable REIT subsidiaries ("TRS"). A TRS is subject to corporate federal and state income tax on its taxable income at regular statutory rates. Certain of our taxable REIT subsidiaries have net operating loss carryforwards available of approximately $5.3 million. These carryforwards begin to expire in 2028. We have considered estimated future taxable income and have determined that a full valuation allowance for our net deferred tax assets is appropriate. There were no income tax provisions or material deferred income tax items for our TRS for the years ended December 31, 2009, 2008 and 2007.

Results of Operations

The discussion that follows is based on our consolidated results of operations for the years ended December 31, 2009, 2008 and 2007. The ability to compare one period to another may be significantly affected by acquisitions completed and dispositions made during those years.

For purposes of evaluating comparative operating performance, we categorize our properties as "core," "non-core" or discontinued operations. A "core" property is one that was owned for the entirety of the periods being evaluated and is included in continuing operations. A "non-core" property is one that was acquired or placed into service during either of the periods being evaluated and is included in continuing operations. Results for properties sold or held for sale during any of the periods evaluated are classified as discontinued operations.

Properties we acquired during the years ending December 31, 2009, 2008 and 2007 are as follows:

Acquisition Date	Property	Type	Rentable Square Feet	Contract Purchase Price (in thousands)
August 13, 2009	Lansdowne Medical Office Building	Medical Office	87,000	$ 19,900
Total 2009			87,000	$ 19,900
February 22, 2008	6100 Columbia Park Road	Industrial/Flex	150,000	$ 11,200
May 21, 2008	Sterling Medical Office Building	Medical Office	36,000	6,500
September 3, 2008	Kenmore Apartments (374 units)	Multifamily	270,000	58,300
December 2, 2008	2445 M Street	Office	290,000	181,400
Total 2008			746,000	$257,400
February 8, 2007	270 Technology Park	Industrial/Flex	157,000	$ 26,500
March 1, 2007	Monument II	Office	205,000	78,200
March 9, 2007	2440 M Street	Medical Office	110,000	50,000
June 1, 2007	Woodholme Medical Office Building	Medical Office	125,000	30,800
June 1, 2007	Woodholme Center	Office	73,000	18,200
June 1, 2007	Ashburn Farm Office Park	Medical Office	75,000	23,000
August 16, 2007	CentreMed I & II	Medical Office	52,000	15,300
August 30, 2007	4661 Kenmore Avenue	Land for Development	n/a	3,750
December 4, 2007	2000 M Street	Office	227,000	73,500
Total 2007			1,024,000	$319,250

Properties we sold or classified as held for sale during the three years ending December 31, 2009 are as follows:

Disposition Date	Property	Type	Rentable Square Feet	Contract Sales Price (in thousands)
May 13, 2009	Avondale	Multifamily	170,000	$19,800
July 23, 2009	Tech 100 Industrial Park	Industrial	166,000	10,500
July 31, 2009	Brandywine Center	Office	35,000	3,300
November 13, 2009	Crossroads Distribution Center	Industrial	85,000	4,400
	Charleston Business Center	Industrial	85,000	Held for sale
Total 2009			541,000	$38,000
June 6, 2008	Sullyfield Center/The Earhart Building	Industrial	336,000	$41,100
Total 2008			336,000	$41,100
September 26, 2007	Maryland Trade Center I & II	Office	342,000	$58,000
Total 2007			342,000	$58,000

We placed into service two development properties, Clayborne Apartments and Dulles Station, Phase I, in 2008, and one development property, Bennett Park, at the end of 2007.

To provide more insight into our operating results, we divide our discussion into two main sections: (a) the consolidated results of operations section, in which we provide an overview analysis of results on a consolidated basis, and (b) the net operating income ("NOI") section, in which we provide a detailed analysis of core versus non-core NOI results by segment. NOI is a non-GAAP measure calculated as real estate rental revenue less real estate expenses excluding depreciation and amortization and general and administrative expenses.

Consolidated Results of Operations

Real Estate Rental Revenue

Real estate rental revenue for properties classified as continuing operations is summarized as follows (all data in thousands except percentage amounts):

	2009	2008	2007	2009 vs 2008	% Change	2008 vs 2007	% Change
Minimum base rent	$265,433	$242,477	$217,730	$22,956	9.5%	$24,747	11.4%
Recoveries from tenants	36,555	30,874	24,924	5,681	18.4%	5,950	23.9%
Provisions for doubtful accounts	(6,232)	(4,451)	(1,931)	(1,781)	(40.0%)	(2,520)	(130.5%)
Lease termination fees	1,471	1,101	505	370	33.6%	596	118.0%
Parking and other tenant charges	9,702	8,690	7,671	1,012	11.6%	1,019	13.3%
	$306,929	$278,691	$248,899	$28,238	10.1%	$29,792	12.0%

Real estate rental revenue is comprised of (a) minimum base rent, which includes rental revenues recognized on a straight-line basis, (b) revenue from the recovery of operating expenses from our tenants, (c) provisions for doubtful accounts, which includes provisions for straight-line receivables, (d) revenue from the collection of lease termination fees and (e) parking and other tenant charges such as percentage rents.

Minimum Base Rent: Minimum base rent increased by $23.0 million in 2009 as compared to 2008 due primarily to properties acquired or placed into service in 2009 and 2008 ($21.0 million), combined with a $2.0 million increase in minimum base rent from core properties due to higher rental rates, partially offset by higher vacancy.

Minimum base rent increased by $24.7 million in 2008 as compared to 2007 due primarily to properties acquired or placed into service in 2008 and 2007 ($22.5 million), combined with a $2.2 million increase in minimum base rent from core properties due to higher rental rates in all segments, partially offset by higher vacancy in the commercial segments.

Recoveries from Tenants: Recoveries from tenants increased by $5.7 million in 2009 as compared to 2008 due primarily to properties acquired or placed into service in 2009 and 2008 ($5.5 million), combined with a $0.2 million increase in recoveries from tenants from core properties primarily due to higher utilities reimbursements ($0.7 million) and real estate tax reimbursements ($0.3 million), offset by lower common area maintenance reimbursements ($0.9 million) due to lower occupancy in the retail and industrial segments.

Recoveries from tenants increased by $6.0 million in 2008 as compared to 2007 due primarily to properties acquired or placed into service in 2008 and 2007 ($4.0 million), combined with a $2.0 million increase in recoveries from tenants from core properties primarily due to higher real estate tax reimbursements ($1.6 million) and common area maintenance reimbursements ($0.3 million).

Provisions for Doubtful Accounts: Provisions for doubtful accounts increased by $1.8 million in 2009 as compared to 2008 due to higher provisions in the office ($1.3 million) and retail ($0.7 million) segments, offset by lower provisions in the medical office segment ($0.3 million). The higher overall provision is reflective of the economic recession that began in 2008.

Provisions for doubtful accounts increased by $2.5 million in 2008 as compared to 2007 due to higher provisions in the retail ($1.0 million), industrial ($0.9 million) and office ($0.5 million) segments. Provisions for bad debt in the multifamily and medical office segments did not materially change. The higher overall provision is reflective of the economic recession that began in 2008.

Lease Termination Fees: Lease termination fees increased by $0.4 million in 2009 as compared to 2008 due primarily to higher fees in the retail ($0.3 million) and industrial ($0.4 million) segments, partially offset by lower fees in the office segment ($0.4 million).

Lease termination fees increased by $0.6 million in 2008 as compared to 2007 due primarily to higher fees in the office segment ($0.8 million), partially offset by lower fees in the retail segment ($0.2 million).

Parking and Other Tenant Charges: Parking and other tenant charges increased by $1.0 million in 2009 as compared to 2008 due primarily to properties acquired or placed into service in 2009 and 2008 ($0.8 million), combined with a $0.2 million increase in parking and other tenant charges from core properties primarily due to higher parking fees ($0.1 million) in the office segment.

Parking and other tenant charges increased by $1.0 million in 2008 as compared to 2007 due primarily to higher parking revenue and miscellaneous fees in the multifamily ($0.3 million), office ($0.4 million) and medical office ($0.2 million) segments.

A summary of economic occupancy for properties classified as continuing operations by segment follows:

Consolidated Economic Occupancy

Segment	2009	2008	2007	2009 vs 2008	2008 vs 2007
Office	92.6%	93.2%	94.6%	(0.6%)	(1.4%)
Medical Office	95.2%	96.5%	98.3%	(1.3%)	(1.8%)
Retail	94.6%	94.9%	95.2%	(0.3%)	(0.3%)
Multifamily	91.5%	83.0%	89.2%	8.5%	(6.2%)
Industrial	89.6%	93.8%	95.2%	(4.2%)	(1.4%)
Total	92.7%	92.3%	94.5%	0.4%	(2.2%)

Economic occupancy represents actual real estate rental revenue recognized for the period indicated as a percentage of gross potential real estate rental revenue for that period. Percentage rents and expense reimbursements are not considered in computing economic occupancy percentages.

Our overall economic occupancy increased to 92.7% in 2009 from 92.3% in 2008, due to the lease-up of our development properties in the office and multifamily segments. Our development properties Bennett Park, Clayborne Apartments and Dulles Station, Phase I were placed into service at the end of 2007 and during 2008, and were 98%, 95% and 91% leased at the end of 2009, respectively. The gains at these development properties were offset by lower occupancy across the rest of the portfolio, particularly in the industrial segment.

Our overall economic occupancy decreased to 92.3% in 2008 from 94.5% in 2007, driven primarily by the lease-up during 2008 of our development properties in the office and multifamily segments. Our development properties Bennett Park, Clayborne Apartments and Dulles Station, Phase I were placed into service at the end of 2007 and during 2008, and were 78%, 64% and 86% leased at the end of 2008, respectively.

A detailed discussion of occupancy by sector can be found in the Net Operating Income section.

Real Estate Expenses

Real estate expenses are summarized as follows (all data in thousands except percentage amounts):

	2009	2008	2007	2009 vs 2008	% Change	2008 vs 2007	% Change
Property operating expenses	$ 71,839	$65,549	$55,668	$ 6,290	9.6%	$ 9,881	17.7%
Real estate taxes	32,734	27,950	21,691	4,784	17.1%	6,259	28.9%
	$104,573	$93,499	$77,359	$11,074	11.8%	$16,140	20.9%

Real estate expenses as a percentage of revenue were 34.1% for 2009, 33.5% for 2008 and 31.1% for 2007.

Property Operating Expenses: Property operating expenses include utilities, repairs and maintenance, property administration and management, operating services, common area maintenance, property insurance, bad debt and other operating expenses.

Property operating expenses increased $6.3 million in 2009 as compared to 2008 due primarily to properties acquired and placed into service in 2009 and 2008, which accounted for $4.8 million of the increase. Property operating expenses from core properties increased by $1.5 million, driven by higher electricity costs ($0.6 million) due to increased rates and higher snow removal costs ($1.3 million, not including any tenant reimbursements) due to a severe snow storm in December 2009.

Property operating expenses increased $9.9 million in 2008 as compared to 2007 due primarily to properties acquired and placed into service in 2008 and 2007, which accounted for $9.0 million of the increase. Property operating expenses from core properties increased by $0.9 million, driven by higher repairs and maintenance costs ($0.5 million) and administrative costs ($0.5 million).

Real Estate Taxes: Real estate taxes increased $4.8 million in 2009 as compared to 2008 due primarily to the properties acquired or placed into service in 2009 and 2008, which accounted for $3.4 million of the increase. Real estate taxes on core properties increased by $1.4 million due primarily to higher rates and assessments across the portfolio.

Real estate taxes increased $6.3 million in 2008 as compared to 2007 due primarily to the properties acquired or placed into service in 2008 and 2007, which accounted for $4.1 million of the increase. Real estate taxes on core properties increased by $2.2 million due primarily to higher rates and assessments across the portfolio.

Other Operating Expenses

Other operating expenses are summarized as follows (all data in thousands except percentage amounts):

	2009	2008	2007	2009 vs 2008	% Change	2008 vs 2007	% Change
Depreciation and amortization	$ 94,042	$ 85,659	$ 68,364	$ 8,383	9.8%	$17,295	25.3%
Interest expense	75,001	75,041	66,336	(40)	(0.1%)	8,705	13.1%
General and administrative	13,906	12,110	14,882	1,796	14.8%	(2,772)	(18.6%)
	$182,949	$172,810	$149,582	$10,139	5.9%	$23,228	15.5%

Depreciation and Amortization: Depreciation and amortization expense increased by $8.4 million in 2009 as compared to 2008 due primarily to properties acquired and placed into service of $19.9 million and $340.3 million in 2009 and 2008, respectively.

Depreciation and amortization expense increased by $17.3 million in 2008 as compared to 2007 due primarily to properties acquired and placed into service of $340.3 million and $411.4 million in 2008 and 2007, respectively.

Interest Expense: A summary of interest expense for the years ended December 31, 2009, 2008 and 2007 appears below (in millions, except percentage amounts):

Debt Type	2009	2008	2007	2009 vs 2008	% Change	2008 vs 2007	% Change
Notes payable	$48.2	$53.2	$52.2	$(5.0)	(9.4%)	$ 1.0	1.9%
Mortgages	26.7	18.4	14.5	8.3	45.1%	3.9	26.9%
Lines of credit/short-term note payable	1.5	5.7	6.3	(4.2)	(73.7%)	(0.6)	(9.5%)
Capitalized interest	(1.4)	(2.3)	(6.7)	0.9	39.1%	4.4	65.7%
Total	$75.0	$75.0	$66.3	$ —	—%	$ 8.7	13.1%

Interest expense was flat in 2009 compared to 2008. An $8.3 million increase in mortgage interest due to entering into three new mortgage notes during the second quarter of 2008 and assuming the 2445 M Street mortgage in the fourth quarter of 2008 was offset by lower notes payable interest due to early paydowns of notes. Also, interest on our unsecured lines of credit decreased by $4.2 million due to lower balances outstanding and lower interest rates. The proceeds of the 2008 mortgage notes were used to pay down our unsecured lines of credit.

Interest expense increased $8.7 million in 2008 compared to 2007, reflecting a $4.4 million decrease in capitalized interest due to placing development projects into service at the end of 2007 and during 2008. Also, mortgage interest increased by $3.9 million due to entering into three new mortgage notes during the second quarter of 2008, as well as assuming a mortgage as part of the 2445 M Street acquisition in the fourth quarter of 2008. The proceeds of the new mortgage notes were used to pay down our unsecured lines of credit.

General and Administrative Expense: General and administrative expense increased by $1.8 million in 2009 as compared to 2008 due primarily to higher incentive compensation expense ($2.1 million) and the expensing of pre-acquisition costs ($0.8 million) related to the purchase of Lansdowne Medical Office Building in 2009. Pre-acquisition costs were capitalized prior to the January 1, 2009 adoption of current GAAP provisions regarding business combinations (see note 2 to the consolidated financial statements). These were partially offset by an increase in the cash surrender value of officer life insurance policies ($0.6 million).

General and administrative expense decreased by $2.8 million in 2008 as compared to 2007 due primarily to lower incentive compensation expense ($3.1 million). This was partially offset by a decrease in the cash surrender value of officer life insurance policies ($0.3 million).

Discontinued Operations

We dispose of assets (sometimes using tax-deferred exchanges) that no longer meet our long-term strategy or return objectives and where market conditions for sale are favorable. The proceeds from the sales may be reinvested into other properties, used to fund development operations or to support other corporate needs, or distributed to our shareholders.

We sold four properties in 2009. We sold Avondale, a multifamily property, on May 13, 2009 for a contract sales price of $19.8 million that resulted in a gain on sale of $6.7 million. We sold Tech 100 Industrial Park, an industrial property, on July 23, 2009 for a contract sales price of $10.5 million that resulted in a gain on sale of $4.1 million. We sold Brandywine Center, an office property, on July 31, 2009 for a contract sales price of $3.3 million that resulted in a gain on sale of $1.0 million. We sold Crossroads Distribution Center, an industrial property, on November 13, 2009 for a contract sales price of $4.4 million that resulted in a gain on sale of $1.5 million.

Charleston Business Center, an industrial property, met the criteria necessary for classification as held for sale as of March 31, 2009. Senior management has committed to, and actively embarked upon, a plan to sell this asset and the sale is expected to be completed within one year under terms usual and customary for such sales, with no indications that the plan will be significantly altered or abandoned. Depreciation on this property has been discontinued as of the date it was classified as held for sale, but operating revenues and expenses continue to be recognized until the date of sale. Under GAAP, revenues and expenses of properties that are classified as held for sale are treated as discontinued operations for all periods presented in the consolidated statements of income.

We sold Sullyfield Center and The Earhart Building, two industrial properties, on June 6, 2008 for a contract sales price of $41.1 million that resulted in a gain on sale of $15.3 million.

We sold Maryland Trade Centers I and II, two office properties, on September 26, 2007 for a contract sales price of $58.0 million that resulted in gain on sale of $25.0 million. We used $15.3 million of the proceeds from the sale to fund the purchase of CentreMed I & II on August 16, 2007 in a reverse tax free property exchange. We escrowed $40.1 million of the proceeds from the sale in a tax free property exchange account, and subsequently used these proceeds to fund a portion of the purchase price of 2000 M Street on December 4, 2007.

Operating results of the properties classified as discontinued operations are summarized as follows (in thousands, except for percentages):

	2009	2008	2007	2009 vs 2008	% Change	2008 vs 2007	% Change
Revenues	$ 3,346	$ 8,496	$16,111	$(5,150)	(60.6%)	$(7,615)	(47.3%)
Property expenses	(1,362)	(3,128)	(5,948)	1,766	56.5%	2,820	47.4%
Depreciation and amortization	(405)	(1,239)	(2,653)	834	67.3%	1,414	53.3%
Total	$ 1,579	$ 4,129	$ 7,510	$(2,550)	(61.8%)	$(3,381)	(45.0%)

Income from operations of properties sold or held for sale decreased to $1.6 million in 2009 from $4.1 million in 2008 due to the sales of Sullyfield Center and The Earhart Building in 2008 and the sales of Avondale, Tech 100 Industrial Park, Brandywine Center and Crossroads Distribution Center in 2009.

Income from operations of properties sold or held for sale decreased to $4.1 million in 2008 from $7.5 million in 2007 due to the sale of Maryland Trade Center I & II in 2007 and the sales of Sullyfield Center and The Earhart Building in 2008.

Net Operating Income

NOI is the primary performance measure we use to assess the results of our operations at the property level. We believe that NOI is useful as a performance measure because, when compared across periods, NOI reflects the impact on operations of trends in occupancy rates, rental rates and operating costs on an unleveraged basis, providing perspective not immediately apparent from net income. NOI excludes certain components from net income in order to provide results more closely related to a property's results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. As a result of the foregoing, we provide NOI as a supplement to net income calculated in accordance with GAAP. NOI does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. NOI is calculated as real estate rental revenue less real estate expenses excluding depreciation and amortization and general and administrative expenses. A reconciliation of NOI to net income follows.

2009 Compared to 2008

The following tables of selected operating data provide the basis for our discussion of NOI in 2009 compared to 2008. All amounts are in thousands except percentage amounts.

	Years Ended December 31,			
	2009	2008	$ Change	% Change
Real Estate Rental Revenue				
Core	$269,655	$268,781	$ 874	0.3%
Non-core[1]	37,274	9,910	27,364	276.1%
Total real estate rental revenue	$306,929	$278,691	$28,238	10.1%
Real Estate Expenses				
Core	$ 90,047	$ 87,215	$ 2,832	3.2%
Non-core[1]	14,526	6,284	8,242	131.2%
Total real estate expenses	$104,573	$ 93,499	$11,074	11.8%
NOI				
Core	$179,608	$181,566	$ (1,958)	(1.1%)
Non-core[1]	22,748	3,626	19,122	527.4%
Total NOI	$202,356	$185,192	$17,164	9.3%

Reconciliation to Net Income	2009	2008
NOI	$202,356	$185,192
Other income	1,205	1,073
Income from non-disposal activities	73	17
Interest expense	(75,001)	(75,041)
Depreciation and amortization	(94,042)	(85,659)
General and administrative expenses	(13,906)	(12,110)
Gain (loss) on extinguishment of debt	5,336	(5,583)
Discontinued operations[2]	1,579	4,129
Gain on sale of real estate	13,348	15,275
Net income	40,948	27,293
Less: Net income attributable to noncontrolling interests	(203)	(211)
Net income attributable to the controlling interests	$ 40,745	$ 27,082

Economic Occupancy	2009	2008
Core	93.0%	94.4%
Non-core[1]	90.6%	57.9%
Total	92.7%	92.3%

1 *Non-core properties include: Multifamily development properties—Clayborne Apartments and Bennett Park; Office development property—Dulles Station, Phase I; 2009 acquisition—Lansdowne Medical Office Building; 2008 acquisitions—6100 Columbia Park Road, Sterling Medical Office Building, Kenmore Apartments and 2445 M Street*

2 *Discontinued operations include gain on disposals and income from operations for: 2009 dispositions—Avondale, Tech 100 Industrial Park, Brandywine Center and Crossroads Distribution Center; 2008 disposals—Sullyfield Center and The Earhart Building; 2009 held for sale—Charleston*

Real estate rental revenue increased by $28.2 million in 2009 as compared to 2008 due primarily to the acquisition or placing into service of two office properties, one medical office property, three multifamily properties and one industrial property in 2009 and 2008, which added approximately 1.3 million square feet of net rentable space. These acquisition and development properties contributed $27.4 million of the increase. Real estate rental revenue from the core properties increased by $0.9 million primarily due to higher rental rates ($6.0 million) in all segments and higher lease termination fees ($0.4 million) in the retail and industrial segments, partially offset by lower core occupancy ($4.0 million) and higher bad debt expense ($1.8 million) in the commercial segments.

Real estate expenses increased by $11.1 million in 2009 as compared to 2008 due primarily to acquisition and development properties, which contributed $8.2 million of the increase. Real estate expenses from core properties increased by $2.8 million due primarily to higher real estate taxes ($1.4 million) caused by increased rates and assessments across the portfolio, higher snow removal costs ($1.3 million, not including any tenant reimbursements) caused by a severe snow storm in December 2009 and higher electricity costs ($0.6 million) caused by increased rates, partially offset by lower administrative expenses ($0.4 million).

Core economic occupancy decreased to 93.0% in 2009 from 94.4% in 2008, with the most severe decreases in the industrial and office segments. We believe this weakness in core occupancy is reflective of the national economic recession. Non-core economic occupancy increased to 90.6% in 2009 from 57.9% in 2008, driven by the completion of lease-up for our development properties in the office and multifamily segments. During 2009, 67.4% of the commercial square footage expiring was renewed as compared to 62.1% in 2008, excluding properties sold or classified as held for sale. During 2009, 1.4 million commercial square feet were leased at an average rental rate of $24.92 per square foot, an increase of 10.2%, with average tenant improvements and leasing costs of $13.95 per square foot. These leasing statistics exclude first generation leases at development properties.

An analysis of NOI by segment follows.

Office Segment:

	Years Ended December 31,			
	2009	2008	$ Change	% Change
Real Estate Rental Revenue				
Core	$114,944	$115,685	$ (741)	(0.6%)
Non-core[1]	21,513	2,608	18,905	724.9%
Total real estate rental revenue	$136,457	$118,293	$18,164	15.4%
Real Estate Expenses				
Core	$ 41,462	$ 40,956	$ 506	1.2%
Non-core[1]	7,436	1,471	5,965	405.5%
Total real estate expenses	$ 48,898	$ 42,427	$ 6,471	15.3%
NOI				
Core	$ 73,482	$ 74,729	$ (1,247)	(1.7%)
Non-core[1]	14,077	1,137	12,940	1,138.1%
Total NOI	$ 87,559	$ 75,866	$11,693	15.4%

Economic Occupancy	2009	2008
Core	92.2%	93.9%
Non-core[1]	95.6%	73.2%
Total	92.6%	93.2%

1 *Non-core properties include: Development property—Dulles Station, Phase I; 2008 acquisition—2445 M Street*

Real estate rental revenue in the office segment increased by $18.2 million in 2009 as compared to 2008 due to acquisition and development properties, which contributed all of the increase. Real estate rental revenue from core properties decreased by $0.7 million primarily due to lower core occupancy ($2.1 million), lower recovery income ($0.8 million), higher bad debt ($1.3 million) and lower lease termination fees ($0.4 million), partially offset by higher rental rates ($3.6 million).

Real estate expenses in the office segment increased by $6.5 million in 2009 as compared to 2008 due primarily to acquisition and development properties, which contributed $6.0 million of the increase. Real estate expenses from core properties increased by $0.5 million primarily due to higher electricity costs ($0.3 million) caused by higher rates, higher snow removal costs ($0.2 million, not including any tenant reimbursements) caused by a severe snow storm in December 2009, and higher real estate taxes ($0.2 million) caused by higher rates and assessments. These were offset by lower property management payroll expense ($0.2 million) due to the elimination of several positions.

Core economic occupancy decreased to 92.2% in 2009 from 93.9% in 2008, driven by higher vacancy at One Central Plaza, 6565 Arlington Boulevard and 1220 19th Street. These were partially offset by higher economic occupancy at The Crescent and 600 Jefferson Plaza. Non-core economic occupancy increased to 95.6% from 73.2% due to the lease-up of Dulles Station, Phase I, a development property. During 2009, 59.8% of the square footage that expired was renewed compared to 41.9% in 2008, excluding properties sold or classified as held for sale. During 2009, we executed new leases for 683,800 square feet of office space at an average rental rate of $31.14 per square foot, an increase of 11.6%, with average tenant improvements and leasing costs of $20.14 per square foot. These leasing statistics exclude first generation leases at the development property, Dulles Station, Phase I.

Medical Office Segment:

	Years Ended December 31,			
	2009	2008	$ Change	% Change
Real Estate Rental Revenue				
Core	$44,251	$43,210	$1,041	2.4%
Non-core[1]	660	384	276	71.9%
Total real estate rental revenue	$44,911	$43,594	$1,317	3.0%
Real Estate Expenses				
Core	$14,674	$13,924	$ 750	5.4%
Non-core[1]	544	253	291	115.0%
Total real estate expenses	$15,218	$14,177	$1,041	7.3%
NOI				
Core	$29,577	$29,286	$ 291	1.0%
Non-core[1]	116	131	(15)	(11.5%)
Total NOI	$29,693	$29,417	$ 276	0.9%

Economic Occupancy	2009	2008
Core	96.6%	97.0%
Non-core[1]	50.4%	61.1%
Total	95.2%	96.5%

1 *Non-core properties include: 2009 acquisition—Lansdowne Medical Office Building; 2008 acquisition—Sterling Medical Office Building*

Real estate rental revenue in the medical office segment increased by $1.3 million in 2009 as compared to 2008 due primarily to higher rental rates ($1.1 million) and lower bad debt ($0.3 million) on the core properties, offset by higher core vacancy ($0.2 million). The 2008 acquisition of Sterling Medical Office Building contributed $0.3 million to the increase.

Real estate expenses in the medical office segment increased by $1.0 million in 2009 as compared to 2008 due primarily to higher real estate taxes ($0.3 million) caused by higher rates and assessments on the core portfolio, an increase to our reserve for straight-line receivables ($0.2 million) and higher snow removal costs ($0.2 million, not including any tenant reimbursements). The acquisition properties contributed $0.3 million to the increase.

Core economic occupancy decreased to 96.6% in 2009 from 97.0% in 2008, driven by higher vacancy at Woodburn I and 8301 Arlington Boulevard. Non-core economic occupancy decreased to 50.4% from 61.1% due to the acquisition of the vacant Lansdowne Medical Office Building during the third quarter of 2009. This building remains unleased as of the end of 2009. During 2009, 64.4% of the square footage that expired was renewed compared to 63.6% in 2008. During 2009, we executed new leases for 139,600 square feet of medical office space at an average rental rate of $36.80, an increase of 15.9%, with average tenant improvements and leasing costs of $24.28 per square foot.

Retail Segment:

	Years Ended December 31,			
	2009	2008	$ Change	% Change
Real Estate Rental Revenue				
Total	$41,821	$40,987	$ 834	2.0%
Real Estate Expenses				
Total	$10,680	$ 9,647	$1,033	10.7%
NOI				
Total	$31,141	$31,340	$ (199)	(0.6%)

Economic Occupancy	2009	2008
Total	94.6%	94.9%

Real estate rental revenue in the retail segment increased by $0.8 million in 2009 as compared to 2008 due to higher rental rates ($0.9 million), higher lease termination fees ($0.3 million) and higher real estate tax reimbursements ($0.3 million), offset by higher bad debt ($0.7 million).

Real estate expenses in the retail segment increased by $1.0 million in 2009 as compared to 2008 due to higher legal fees ($0.5 million) related to litigation concerning the remediation of an environmental condition at Westminster Shopping Center and higher real estate taxes ($0.4 million) caused by higher rates and assessments.

Economic occupancy decreased to 94.6% in 2009 from 94.9% in 2008, driven by higher vacancy at the Centre at Hagerstown and Montrose Shopping Center. These were partially offset by lower vacancy at Foxchase Shopping Center and South Washington Street. During 2009, 52.2% of the square footage that expired was renewed compared to 91.5% in 2008. During 2009, we executed new leases for 145,900 square feet of retail space at an average rental rate of $17.60, a decrease of 0.4%, with average tenant improvements and leasing costs of $9.08 per square foot.

Multifamily Segment:

	Years Ended December 31,			
	2009	2008	$ Change	% Change
Real Estate Rental Revenue				
Core	$32,909	$32,199	$ 710	2.2%
Non-core[1]	13,561	5,659	7,902	139.6%
Total real estate rental revenue	$46,470	$37,858	$8,612	22.7%
Real Estate Expenses				
Core	$13,382	$13,315	$ 67	0.5%
Non-core[1]	6,112	4,121	1,991	48.3%
Total real estate expenses	$19,494	$17,436	$2,058	11.8%
NOI				
Core	$19,527	$18,884	$ 643	3.4%
Non-core[1]	7,449	1,538	5,911	384.3%
Total NOI	$26,976	$20,422	$6,554	32.1%

Economic Occupancy	2009	2008
Core	93.3%	93.5%
Non-core[1]	87.3%	49.6%
Total	91.5%	83.0%

1 *Non-core properties include: Development properties—Clayborne Apartments and Bennett Park; 2008 acquisition—Kenmore Apartments*

Real estate rental revenue in the multifamily segment increased by $8.6 million in 2009 as compared to 2008 due primarily to acquisition and development properties, which contributed $7.9 million of the increase. Real estate rental revenue from core properties increased by $0.7 million due primarily to lower rent abatements ($0.3 million) and higher utilities reimbursements ($0.3 million).

Real estate expenses in the multifamily segment increased by $2.1 million in 2009 as compared to 2008 due primarily to acquisition and development properties, which contributed $2.0 million of the increase. Real estate expenses from core properties increased by $0.1 million primarily due to higher snow removal costs, not including any tenant reimbursements, due to a severe snow storm in December 2009.

Core economic occupancy decreased to 93.3% in 2009 from 93.5% in 2008, driven by lower occupancy at Munson Hill Towers and Walker House. Non-core economic occupancy increased to 87.3% from 49.6%, reflecting the lease-up of Bennett Park and Clayborne Apartments.

Industrial Segment:

	Years Ended December 31,			
	2009	2008	$ Change	% Change
Real Estate Rental Revenue				
Core	$35,730	$36,700	$ (970)	(2.6%)
Non-core[1]	1,540	1,259	281	22.3%
Total real estate rental revenue	$37,270	$37,959	$ (689)	(1.8%)
Real Estate Expenses				
Core	$ 9,849	$ 9,373	$ 476	5.1%
Non-core[1]	434	439	(5)	(1.1%)
Total real estate expenses	$10,283	$ 9,812	$ 471	4.8%
NOI				
Core	$25,881	$27,327	$(1,446)	(5.3%)
Non-core[1]	1,106	820	286	34.9%
Total NOI	$26,987	$28,147	$(1,160)	(4.1%)

Economic Occupancy	2009	2008
Core	89.2%	93.8%
Non-core[1]	100.0%	94.2%
Total	89.6%	93.8%

1 *Non-core properties include: 2008 acquisition—6100 Columbia Park Road*

Real estate rental revenue in the industrial segment decreased by $0.7 million in 2009 as compared to 2008 due primarily to lower core occupancy ($1.5 million) and higher bad debt ($0.1 million), offset by higher lease termination fees ($0.4 million) and higher expense recoveries ($0.2 million). The 2008 acquisition of 6100 Columbia Park Road contributed $0.3 million of additional real estate revenue.

Real estate expenses in the industrial segment increased by $0.5 million in 2009 as compared to 2008 due primarily to higher snow removal costs ($0.5 million, not including any tenant reimbursements) caused by a severe snow storm in December 2009 and higher real estate taxes ($0.3 million) caused by higher rates and assessments. These were offset by higher recoveries of previously reserved bad debt ($0.2 million).

Core economic occupancy decreased to 89.2% in 2009 from 93.8% in 2008, driven by higher vacancy at 270 Tech Park, Ammendale Technology Park and NVIP I & II. Non-core economic occupancy increased to 100.0% from 94.2%, reflecting full occupancy at 6100 Columbia Park Road. During 2009, 81.0% of the square footage that expired was renewed compared to 62.0% in 2008, excluding properties sold or classified as held for sale. During 2009, we executed new leases for 453,400 square feet of industrial space at an average rental rate of $8.80, an increase of 3.2%, with average tenant improvements and leasing costs of $3.01 per square foot.

2008 Compared to 2007

The following tables of selected operating data provide the basis for our discussion of NOI in 2008 compared to 2007. All amounts are in thousands except percentage amounts.

	Years Ended December 31,			
	2008	2007	$ Change	% Change
Real Estate Rental Revenue				
Core	$231,652	$229,565	$ 2,087	0.9%
Non-core[1]	47,039	19,334	27,705	143.3%
Total real estate rental revenue	$278,691	$248,899	$29,792	12.0%
Real Estate Expenses				
Core	$ 73,600	$ 70,546	$ 3,054	4.3%
Non-core[1]	19,899	6,813	13,086	192.1%
Total real estate expenses	$ 93,499	$ 77,359	$16,140	20.9%
NOI				
Core	$158,052	$159,019	$ (967)	(0.6%)
Non-core[1]	27,140	12,521	14,619	116.8%
Total NOI	$185,192	$171,540	$13,652	8.0%
Reconciliation to Net Income				
NOI	$185,192	$171,540		
Other income	1,073	1,875		
Income from non-disposal activities	17	1,303		
Interest expense	(75,041)	(66,336)		
Depreciation and amortization	(85,659)	(68,364)		
General and administrative expenses	(12,110)	(14,882)		
Loss on extinguishment of debt	(5,583)	—		
Discontinued operations[2]	4,129	7,510		
Gain on sale of real estate	15,275	25,022		
Net income	27,293	57,668		
Less: Net income attributable to noncontrolling interests	(211)	(217)		
Net income attributable to the controlling interests	$ 27,082	$ 57,451		

Economic Occupancy	2008	2007
Core	94.5%	94.7%
Non-core[1]	82.2%	92.6%
Total	92.3%	94.5%

1 *Non-core properties include: Multifamily development properties—Clayborne Apartments and Bennett Park; Office development property—Dulles Station, Phase I; 2008 office acquisition—2445 M Street; 2008 medical office acquisition—Sterling Medical Office Building; 2008 multifamily acquisition—Kenmore Apartments; 2008 industrial acquisition—6100 Columbia Park Road; 2007 office acquisitions—Monument II, Woodholme Center and 2000 M Street; 2007 medical office acquisitions—2440 M Street, Woodholme Medical Office Building, Ashburn Farm Office Park and CentreMed I & II; 2007 industrial acquisition—270 Technology Park*

2 *Discontinued operations include gain on disposals and income from operations for: Held for sale—Charleston Business Center; 2009 dispositions—Avondale, Tech 100 Industrial Park, Brandywine Center and Crossroads Distribution Center; 2008 disposals—Sullyfield Center and The Earhart Building; 2007 disposals—Maryland Trade Center I and II*

Real estate rental revenue increased by $29.8 million in 2008 as compared to 2007 due primarily to the acquisition or placing into service of five office properties, five medical office properties, three multifamily properties and two industrial properties in 2007 and 2008, which added approximately 2.3 million square feet of net rentable space. These acquisition and development properties contributed $27.7 million of the increase. Real estate rental revenue from the core properties increased by $2.1 million primarily due to higher rental rates in all segments ($2.9 million) and higher expense recoveries ($2.0 million), partially offset by higher provisions for bad debt ($2.4 million) and lower core occupancy ($0.6 million) in the commercial segments.

Real estate expenses increased by $16.1 million in 2008 as compared to 2007 due primarily to acquisition and development properties, which contributed $13.1 million of the increase. Real estate expenses from core properties increased by $3.1 million due primarily to higher real estate taxes ($2.2 million), administrative expenses ($0.5 million) and repairs and maintenance ($0.5 million).

Core economic occupancy decreased to 94.5% in 2008 from 94.7% in 2007 due to lower core economic occupancy in the commercial property segments, partially offset by higher core economic occupancy in the multifamily segment. Non-core economic occupancy decreased to 82.2% in 2008 from 92.6% in 2007, driven by the lease-up of our development properties in the office and multifamily segments. During 2008, 62.1% of the commercial square footage expiring was renewed as compared to 79.6% in 2007. During 2008, 1.5 million commercial square feet were leased at an average rental rate of $24.68 per square foot, an increase of 19.4%, with average tenant improvements and leasing costs of $13.36 per square foot. These leasing statistics do not include leases executed during 2008 for Dulles Station, Phase I, a development property.

An analysis of NOI by segment follows.

Office Segment:

	Years Ended December 31,			
	2008	**2007**	**$ Change**	**% Change**
Real Estate Rental Revenue				
Core	$ 94,802	$ 93,810	$ 992	1.1%
Non-core[1]	23,491	8,177	15,314	187.3%
Total real estate rental revenue	$118,293	$101,987	$16,306	16.0%
Real Estate Expenses				
Core	$ 32,975	$ 31,927	$ 1,048	3.3%
Non-core[1]	9,452	2,641	6,811	257.9%
Total real estate expenses	$ 42,427	$ 34,568	$ 7,859	22.7%
NOI				
Core	$ 61,827	$ 61,883	$ (56)	(0.1%)
Non-core[1]	14,039	5,536	8,503	153.6%
Total NOI	$ 75,866	$ 67,419	$ 8,447	12.5%

Economic Occupancy	**2008**	**2007**
Core	93.9%	94.3%
Non-core[1]	90.4%	97.9%
Total	93.2%	94.6%

1 *Non-core properties include: 2008 in development—Dulles Station; 2008 acquisition—2445 M Street; 2007 acquisitions—Monument II, Woodholme Center and 2000 M Street*

Real estate rental revenue in the office segment increased by $16.3 million in 2008 as compared to 2007 due primarily to acquisition and development properties, which contributed $15.3 million of the increase. Real estate rental revenue from core properties increased by $1.0 million primarily due to higher rental rates ($1.1 million), lease termination fees ($0.6 million) and expense recoveries ($0.4 million), offset by lower core occupancy ($0.5 million) and higher bad debt ($0.5 million).

Real estate expenses in the office segment increased by $7.9 million in 2008 as compared to 2007 due primarily to acquisition and development properties, which contributed $6.8 million of the increase. Real estate expenses from core properties increased by $1.1 million primarily due to higher real estate taxes ($0.7 million) caused by higher rates and assessments, as well as higher repairs and maintenance expense ($0.4 million).

Core economic occupancy decreased to 93.9% in 2008 from 94.3% in 2007, driven by higher vacancy at One Central Plaza, 600 Jefferson Plaza and the Lexington. These were partially offset by higher economic occupancy at West Gude Drive, Wayne Plaza and 7900 Westpark. Non-core economic occupancy decreased to 90.4% from 97.9%

due to the lease-up of Dulles Station, Phase I, a development property, as well as lower occupancy at 2000 M Street. During 2008, 41.9% of the square footage that expired was renewed compared to 82.1% in 2007, excluding properties sold or classified as held for sale. During 2008, we executed new leases for 567,700 square feet of office space at an average rental rate of $32.46 per square foot, an increase of 16.5%, with average tenant improvements and leasing costs of $20.90 per square foot. These leasing statistics do not include leases executed during 2008 for Dulles Station, Phase I, a development property.

Medical Office Segment:

	Years Ended December 31,			
	2008	2007	$ Change	% Change
Real Estate Rental Revenue				
Core	$29,510	$29,314	$ 196	0.7%
Non-core[1]	14,084	8,533	5,551	65.1%
Total real estate rental revenue	$43,594	$37,847	$5,747	15.2%
Real Estate Expenses				
Core	$ 8,897	$ 8,654	$ 243	2.8%
Non-core[1]	5,280	2,997	2,283	76.2%
Total real estate expenses	$14,177	$11,651	$2,526	21.7%
NOI				
Core	$20,613	$20,660	$ (47)	(0.2%)
Non-core[1]	8,804	5,536	3,268	59.0%
Total NOI	$29,417	$26,196	$3,221	12.3%

Economic Occupancy	2008	2007
Core	97.7%	98.9%
Non-core[1]	93.9%	96.1%
Total	96.5%	98.3%

1 *Non-core properties include: 2008 acquisition—Sterling Medical Office Building; 2007 acquisitions—2440 M Street, Woodholme Medical Office Building, Ashburn Farm Office Park and CentreMed I & II*

Real estate rental revenue in the medical office segment increased by $5.7 million in 2008 as compared to 2007 due primarily to acquisition properties, which contributed $5.6 million of the increase. Real estate rental revenue from core properties increased by $0.2 million primarily due to higher rental rates ($0.3 million) and expense recoveries ($0.3 million), partially offset by lower core occupancy ($0.3 million).

Real estate expenses in the medical office segment increased by $2.5 million in 2008 as compared to 2007 due primarily to acquisition properties, which contributed $2.3 million of the increase. Real estate expenses from core properties increased by $0.2 million due to higher real estate taxes ($0.4 million) caused by higher rates and assessments, partially offset by lower operating services and supplies expense ($0.2 million).

Core economic occupancy decreased to 97.7% in 2008 from 98.9% in 2007, driven by higher vacancy at 8301 Arlington Boulevard and Alexandria Professional Center. Non-core economic occupancy decreased to 93.9% from 96.1% due to higher vacancy at Sterling Medical Office Building, Woodholme Medical Center and 2440 M Street. The sellers of Sterling Medical Office Building are reimbursing us for its vacant space for a period of 12–18 months from the acquisition date. During 2008, 63.6% of the square footage that expired was renewed compared to 50.0% in 2007. During 2008, we executed new leases for 183,300 square feet of medical office space at an average rental rate of $37.82, an increase of 23.4%, with average tenant improvements and leasing costs of $26.19 per square foot.

Retail Segment:

	Years Ended December 31,			
	2008	2007	$ Change	% Change
Real Estate Rental Revenue				
Total	$40,987	$41,512	$ (525)	(1.3%)
Real Estate Expenses				
Total	$ 9,646	$ 8,921	$ 725	8.1%
NOI				
Total	$31,341	$32,591	$(1,250)	(3.8%)

Economic Occupancy	2008	2007
Total	94.9%	95.2%

Real estate rental revenue in the retail segment decreased by $0.5 million in 2008 as compared to 2007 due to higher bad debt ($1.0 million) and lower occupancy ($0.1 million), partially offset by higher expense recoveries ($0.5 million) and rental rates ($0.2 million). The 2008 bad debt and amortization of intangible lease assets includes write-offs of $0.4 million and $0.4 million, respectively, caused by the bankruptcy of a major retail tenant.

Real estate expenses in the retail segment increased by $0.7 million in 2008 as compared to 2007 due to higher real estate taxes ($0.4 million) caused by higher rates and assessments, as well as the 2008 write-off of a straight-line receivable ($0.3 million) caused by the bankruptcy of a major retail tenant.

Economic occupancy decreased to 94.9% in 2008 from 95.2% in 2007, driven by higher vacancy at Westminster Shopping Center and Montgomery Village Center. This was partially offset by lower vacancy at Montrose Shopping Center and South Washington Street. During 2008, 91.5% of the square footage that expired was renewed compared to 82.1% in 2007. During 2008, we executed new leases for 186,200 square feet of retail space at an average rental rate of $26.27, an increase of 26.9%, with average tenant improvements and leasing costs of $7.91 per square foot.

Multifamily Segment:

	Years Ended December 31,			
	2008	2007	$ Change	% Change
Real Estate Rental Revenue				
Core	$32,199	$31,089	$1,110	3.6%
Non-core[1]	5,659	275	5,384	1,957.8%
Total real estate rental revenue	$37,858	$31,364	$6,494	20.7%
Real Estate Expenses				
Core	$13,315	$12,823	$ 492	3.8%
Non-core[1]	4,121	639	3,482	544.9%
Total real estate expenses	$17,436	$13,462	$3,974	29.5%
NOI				
Core	$18,884	$18,266	$ 618	3.4%
Non-core[1]	1,538	(364)	1,902	(522.5%)
Total NOI	$20,422	$17,902	$2,520	14.1%

Economic Occupancy	2008	2007
Core	93.5%	91.3%
Non-core[1]	49.6%	24.0%
Total	83.0%	89.2%

1 Non-core properties include: 2008 in development—Clayborne Apartments; 2007 in development—Bennett Park; 2008 acquisition—Kenmore Apartments

Real estate rental revenue in the multifamily segment increased by $6.5 million in 2008 as compared to 2007 due primarily to acquisition and development properties, which contributed $5.4 million of the increase. Real estate rental revenue from core properties increased by $1.1 million due primarily to higher rental rates ($0.3 million) and higher core occupancy ($0.7 million).

Real estate expenses in the multifamily segment increased by $4.0 million in 2008 as compared to 2007 due primarily to acquisition and development properties, which contributed $3.5 million of the increase. Real estate expenses from core properties increased by $0.5 million due primarily to higher administrative expenses ($0.3 million) driven by increased personnel and marketing costs, as well as higher real estate taxes ($0.1 million) caused by higher rates and assessments.

Core economic occupancy increased to 93.5% in 2008 from 91.3% in 2007, driven by higher occupancy at Roosevelt Towers and Bethesda Hill Apartments. Non-core economic occupancy increased to 49.6% from 24.0%, reflecting the continuing lease-up of Bennett Park and Clayborne Apartments.

Industrial Segment:

	Years Ended December 31,			
	2008	2007	$ Change	% Change
Real Estate Rental Revenue				
Core	$34,154	$33,840	$ 314	0.9%
Non-core[1]	3,805	2,349	1,456	62.0%
Total real estate rental revenue	$37,959	$36,189	$1,770	4.9%
Real Estate Expenses				
Core	$8,767	$ 8,221	$ 546	6.6%
Non-core[1]	1,046	536	510	95.1%
Total real estate expenses	$9,813	$ 8,757	$1,056	12.1%
NOI				
Core	$25,387	$25,619	$ (232)	(0.9%)
Non-core[1]	2,759	1,813	946	52.2%
Total NOI	$28,146	$27,432	$ 714	2.6%

Economic Occupancy	2008	2007
Core	94.1%	95.2%
Non-core[1]	90.9%	96.2%
Total	93.8%	95.2%

1 Non-core properties include: 2008 acquisition—6100 Columbia Park Road; 2007 acquisition—270 Technology Park

Real estate rental revenue in the industrial segment increased by $1.8 million in 2008 as compared to 2007 due primarily to acquisition properties, which contributed $1.5 million of the increase. Real estate rental revenue from core properties increased by $0.3 million due primarily to higher rental rates ($1.0 million), higher recoveries of operating expenses ($0.6 million), partially offset by higher bad debt ($0.9 million) and lower core occupancy ($0.4 million).

Real estate expenses in the industrial segment increased by $1.1 million in 2008 as compared to 2007 due primarily to acquisition and development properties, which contributed $0.5 million of the increase. Real estate expenses from core properties increased by $0.6 million due to higher real estate taxes caused by higher rates and assessments.

Core economic occupancy decreased to 94.1% in 2008 from 95.2% in 2007, driven by higher vacancy at Ammendale Technology Park and NVIP I & II. These were partially offset by higher economic occupancy at Sully Square and 9950 Business Parkway. Non-core economic occupancy decreased to 90.9% from 96.2% due to higher vacancy at 270 Tech Park and 6100 Columbia Park Drive. During 2008, 62.0% of the square footage that expired was renewed compared to 83.7% in 2007, excluding properties sold or classified as held for sale. During 2008, we executed new leases for 570,900 square feet of industrial space at an average rental rate of $12.19, an increase of 18.5%, with average tenant improvements and leasing costs of $3.53 per square foot.

Liquidity and Capital Resources

Capital Structure

We manage our capital structure to reflect a long-term investment approach, generally seeking to match the cash flow of our assets with a mix of equity and various debt instruments. We expect that our capital structure will allow us to obtain additional capital from diverse sources that could include additional equity offerings of common shares, public and private secured and unsecured debt financings, and possible asset dispositions. Our ability to raise funds through the sale of debt and equity securities is dependent on, among other things, general economic conditions, general market conditions for REITs, our operating performance, our debt rating and the current trading price of our common shares. We analyze which source of capital we believe to be most advantageous to us at any particular point in time. However, the capital markets may not consistently be available on terms that we consider attractive. In particular, as a result of the recent economic downturn and turmoil in the capital markets, investor interest in securities issued by REIT's, both debt and equity, remains unpredictable. During certain periods in the recent past, debt capital was essentially unavailable for extended periods of time. While debt markets have materially improved, we cannot predict if the improvement is sustainable.

We currently expect that our potential sources of liquidity for acquisitions, development, expansion and renovation of properties, and operating and administrative expenses, may include:

- Cash flow from operations;
- Borrowings under our unsecured credit facilities or other short-term facilities;
- Issuances of our equity securities and/or common units in our operating partnership;
- Proceeds from long-term secured or unsecured debt financings;
- Investment from joint venture partners; and
- Net proceeds from the sale of assets.

During 2010, we expect that we will have modest capital requirements, including the following items. There can be no assurance that our capital requirements will not be materially higher or lower than these expectations.

- Funding dividends on our common shares and noncontrolling interest distributions to third party unit holders;
- Approximately $35.0–$45.0 million to invest in our existing portfolio of operating assets, including approximately $20.0–$25.0 million to fund tenant-related capital requirements and leasing commissions;
- Approximately $5.0 million to fund first generation tenant-related capital requirements and leasing commissions;
- Approximately $3.0 million to invest in our development projects; and
- Approximately $50.0–$150.0 million to fund our expected property acquisitions.

We currently believe that we will generate sufficient cash flow from operations and have access to the capital resources necessary to fund our requirements. However, as a result of general market conditions in the greater Washington metro region, economic downturns affecting the ability to attract and retain tenants, unfavorable fluctuations in interest rates or our share price, unfavorable changes in the supply of competing properties, or our properties not performing as expected, we may not generate sufficient cash flow from operations or otherwise have access to capital on favorable terms, or at all. If we are unable to obtain capital from other sources, we may need to alter capital spending needs which may limit growth. If capital were not available, we may not be able to pay the dividend required to maintain our status as a REIT, make required principal and interest payments, make strategic acquisitions or make necessary routine capital improvements or undertake re-development opportunities with respect to our existing portfolio of operating assets.

Debt Financing

We generally use secured or unsecured, corporate-level debt, including mortgages, unsecured notes and our unsecured credit facilities, to meet our borrowing needs. Long-term, we generally use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we may use derivative financial instruments including interest rate swaps and caps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We may either hedge our variable rate debt to give it an effective fixed interest rate or hedge fixed rate debt to give it an effective variable interest rate.

Typically we have obtained the ratings of two credit rating agencies in the underwriting of our unsecured debt. As of December 31, 2009, Standard & Poor's had assigned its BBB+ rating with a stable outlook, and Moody's Investor Service had assigned its Baa1 rating with a stable outlook, to our unsecured notes. A downgrade in rating by either of these rating agencies could result from, among other things, a change in our financial position. Any such downgrade could adversely affect our ability to obtain future financing or could increase the interest rates on our existing debt. However, we have no debt instruments under which the principal maturity would be accelerated upon a downward change in our debt rating. A rating is not a recommendation to buy, sell or hold securities, and each rating is subject to revision or withdrawal at any time by the assigning rating organization.

Our total debt at December 31, 2009 and 2008 is summarized as follows (in thousands):

	2009	2008
Fixed rate mortgages	$ 405,451	$ 421,486
Unsecured credit facilities	128,000	67,000
Unsecured notes payable	688,912	890,679
	$1,222,363	$1,379,165

If principal amounts due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow may be insufficient to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing, such as possible reluctance of lenders to make commercial real estate loans, may result in higher interest rates and increased interest expense or inhibit our ability to finance our obligations.

Mortgage Debt

At December 31, 2009, our $405.5 million in fixed rate mortgages, which includes a net $7.4 million in unamortized discounts due to fair value adjustments, bore an effective weighted average fair value interest rate of 5.9% and had a weighted average maturity of 6.8 years. We may either initiate secured mortgage debt or assume mortgage debt from time-to-time in conjunction with property acquisitions.

On February 17, 2009, we executed a mortgage note of $37.5 million at a fixed rate of 5.37% per annum for a term of ten years, supported by Kenmore Apartments. The proceeds from the note were used to pay down borrowings under our lines of credit and to repurchase a portion of our convertible notes.

On July 1, 2009, we used a portion of the proceeds of the May 2009 equity offering to prepay the $50 million mortgage that was to mature in October 2009 without any prepayment penalties.

Unsecured Credit Facilities

Our primary source of liquidity is our two revolving credit facilities. We can borrow up to $337.0 million under these lines, which bear interest at an adjustable spread over LIBOR based on our public debt rating.

Credit Facility No. 1 is a four-year, $75.0 million unsecured credit facility expiring in June 2011, and may be extended for one year at our option. We had $28.0 million outstanding and $1.4 million in letters of credit issued as of December 31, 2009, related to Credit Facility No. 1. Borrowings under the facility bear interest at our option of LIBOR plus a spread based on the credit rating on our publicly issued debt or the higher of SunTrust Bank's prime rate and the Federal Funds Rate in effect plus 0.5%. The interest rate spread is currently 42.5 basis points. All outstanding advances are due and payable upon maturity in June 2011, and may be extended for one year at our option. Interest only payments are due and payable generally on a monthly basis. In addition, we pay a facility fee based on the credit rating of our publicly issued debt which currently equals 0.15% per annum of the $75.0 million committed capacity, without regard to usage. Rates and fees may be adjusted up or down based on changes in our senior unsecured credit ratings.

Credit Facility No. 2 is a four-year $262.0 million unsecured credit facility expiring in November 2010, and may be extended for one year at our option. We had $100.0 million outstanding and $0.9 million in letters of credit issued as of December 31, 2009, related to Credit Facility No. 2. Advances under this agreement bear interest at our option of LIBOR plus a spread based on the credit rating of our publicly issued debt or the higher of Wells Fargo Bank's prime rate and the Federal Funds Rate in effect on that day plus 0.5%. The interest rate spread is currently 42.5 basis points. The $100.0 million outstanding balance was used to prepay the $100 million term loan, and the interest rate on this $100.0 million in borrowings is effectively fixed by interest rate swaps (see note 6 to the consolidated financial statements). An interest rate swap currently fixes the interest rate at 3.375% (2.95% plus the 42.5 basis point spread) through February 19, 2010, the terminal date for the swap. At this point in time, a forward interest rate swap becomes effective on February 20, 2010. We anticipate that the interest rate on the $100.0 million borrowing will be 2.525% (2.10% plus 42.5 basis points) through the forward interest rate swap's maturity date of November 1, 2011. All outstanding advances are due and payable upon maturity in November 2010, and may be extended for one year at our option. Interest only payments are due and payable generally on a monthly basis. Credit Facility No. 2 requires us to pay the lender a facility fee on the total commitment of 0.15% per annum. These fees are payable quarterly.

Our unsecured credit facilities contain financial and other covenants with which we must comply. Some of these covenants include:

- A minimum tangible net worth;
- A maximum ratio of total liabilities to gross asset value, calculated using an estimate of fair market value of our assets;
- A maximum ratio of secured indebtedness to gross asset value, calculated using an estimate of fair market value of our assets;
- A minimum ratio of annual EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges, including interest expense;
- A minimum ratio of unencumbered asset value, calculated using a fair value of our assets, to unsecured indebtedness;
- A minimum ratio of net operating income from our unencumbered properties to unsecured interest expense; and
- A maximum ratio of permitted investments to gross asset value, calculated using an estimate of fair market value of our assets.

Failure to comply with any of the covenants under our unsecured credit facilities or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition and liquidity. As of December 31, 2009, we were in compliance with our loan covenants. In addition, our ability to draw on our unsecured credit facilities or incur other unsecured debt in the future could be restricted by the loan covenants.

We anticipate that in the near term we may rely to a greater extent upon our unsecured credit facilities and potentially maintain balances on our unsecured credit facilities for longer periods than has been our historical practice. To the extent that we maintain larger balances on our unsecured credit facilities or maintain balances on our unsecured credit facilities for longer periods, adverse fluctuations in interest rates could have a material adverse effect on earnings.

Unsecured Notes

We generally issue unsecured notes to fund our real estate assets long-term. In issuing future unsecured notes, we intend to ladder the maturities of our debt to mitigate exposure to interest rate risk in future years.

Depending upon market conditions, opportunities to issue unsecured notes on attractive terms may not be available. During periods in the recent past, debt capital was essentially unavailable for extended periods of time. While debt markets have materially improved, it is difficult to predict if the improvement is sustainable.

Our unsecured notes have maturities ranging from June 2011 through February 2028, as follows (in thousands):

	December 31, 2009 Note Principal
5.95% notes due 2011	$150,000
5.05% notes due 2012	50,000
5.125% notes due 2013	60,000
5.25% notes due 2014	100,000
5.35% notes due 2015	150,000
3.875% notes due 2026[1]	134,328
7.25% notes due 2028	50,000
	$694,328

1 *On or after September 20, 2011, we may redeem the convertible notes at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest, if any, up to, but excluding, the purchase date. In addition, on September 15, 2011, September 15, 2016 and September 15, 2021 or following the occurrence of certain change in control transactions prior to September 15, 2011, holders of these notes may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest thereon.*

Our unsecured notes contain covenants with which we must comply. These include:

- Limits on our total indebtedness;
- Limits on our secured indebtedness;
- Limits on our required debt service payments; and
- Maintenance of a minimum level of unencumbered assets.

Failure to comply with any of the covenants under our unsecured notes could result in a default under one or more of our debt instruments. This could cause our debt holders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition and liquidity. As of December 31, 2009, we were in compliance with our unsecured notes covenants.

During 2009, we repurchased $109.7 million of our 3.875% convertible notes at an average price of 87.9% of par, resulting in a gain on extinguishment of debt of $6.8 million. During 2008, we repurchased $16.0 million of our 3.87% convertible notes at 75.0% of par, resulting in a gain on extinguishment of debt of $2.9 million.

We may from time to time seek to repurchase and cancel our outstanding notes through open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Term Loan

On May 7, 2009, we entered into an agreement to modify our $100 million term loan with Wells Fargo, National Association to extend the maturity date from February 19, 2010 to November 1, 2011. This agreement also increased the interest rate on the $100 million term loan from LIBOR plus 1.50% to LIBOR plus 2.75%. To hedge our exposure to interest rate fluctuations on the $100 million term loan, we previously had entered into an interest rate swap on a notional amount of $100 million through the original maturity date of February 19, 2010. This interest rate swap had the effect of fixing the LIBOR portion of the interest rate on the $100 million term loan at 2.95% through February 2010. The interest rate after the agreement to extend the maturity date, taking into account the swap, was 5.70% (2.95% plus 275 basis points). On May 6, 2009, we entered into a forward interest rate swap on a notional amount of $100 million for the period from February 20, 2010 through the maturity date of November 1, 2011. This forward interest rate swap had the effect of fixing the LIBOR portion of the interest rate on the $100 million term loan at 2.10% from February 20, 2010 through November 1, 2011. The interest rate for that time period, taking into account the forward interest rate swap, would have been 4.85% (2.10% plus 275 basis points). The forward interest rate swap agreement is scheduled to settle contemporaneously with the maturity of the $100 million term loan.

On December 1, 2009, we prepaid the $100 million term loan using proceeds from our unsecured line of credit (see note 5 to the consolidated financial statements), incurring a loss on extinguishment of debt of $1.5 million. The interest rate swaps discussed in the preceding paragraph are now used to fix the current interest rate on the $100.0 million borrowing on our unsecured lines of credit at 3.375% (2.95% plus the 42.5 basis point spread on our unsecured lines of credit). When the forward interest rate swap becomes effective on February 20, 2010, we anticipate that the interest rate on the $100.0 million borrowing will be 2.525% (2.10% plus 42.5 basis points) through the forward interest rate swap's maturity date of November 1, 2011.

Common Equity

We have authorized for issuance 100.0 million common shares, of which 59.8 million shares were outstanding at December 31, 2009.

During the second quarter of 2009, we completed a public offering of 5.25 million common shares priced at $21.40 per share, raising $107.5 million in net proceeds. The net proceeds were used to repay a mortgage note payable, borrowings under our unsecured lines of credit and for general corporate purposes.

During the fourth quarter of 2009, we entered into a sales agency financing agreement with BNY Mellon Capital Markets, LLC relating to the issuance and sale of up to $250.0 million of the our common shares from time to time over a period of no more than 36 months, replacing a previous agreement made during the third quarter of 2008. Sales of our common shares are made at market prices prevailing at the time of sale. Net proceeds for the sale of common shares under this program are used for the repayment of borrowings under our lines of credit, acquisitions, and general corporate purposes. During 2009, we issued 2.0 million common shares at a weighted average price of $27.37 under this program, raising $53.8 million in net proceeds. During 2008, we issued 1.1 million common shares at a weighted average price of $36.15 under this program, raising $40.7 million in net proceeds.

We have a dividend reinvestment program, whereby shareholders may use their dividends and optional cash payments to purchase common shares. The common shares sold under this program may either be common shares issued by us or common shares purchased in the open market. We used the net proceeds under this program for general corporate purposes. During 2009, we issued 88,460 common shares at a weighted average price of $28.34 per share, raising $2.5 million in net proceeds.

Dividends

We pay dividends quarterly. The maintenance of these dividends is subject to various factors, including the discretion of our Board of Trustees, our results of operations, the ability to pay dividends under Maryland law, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements, which require at least 90% of our taxable income to be distributed to shareholders. The table below details our dividend and distribution payments for 2009, 2008 and 2007 (in thousands).

	2009	2008	2007
Common dividends	$100,221	$85,564	$78,050
Noncontrolling interest distributions	190	192	156
	$100,411	$85,756	$78,206

Dividends paid for 2009 as compared to 2008 increased as a direct result of a dividend rate increase from $1.72 per share in 2008 to $1.73 per share in 2009. The dividends paid also increased due to our issuance of 5.25 million shares pursuant to a public offering and our issuance of 2.0 million under our sales agency financing agreement during 2009.

Dividends paid for 2008 as compared to 2007 increased as a direct result of a dividend rate increase from $1.68 per share in 2007 to $1.72 per share in 2008. The dividends paid also increased due to our issuance of 4.325 million shares pursuant to public offerings and our issuance of 1.1 million under our sales agency financing agreement during 2008.

Cash flows from operations are an important factor in our ability to sustain our dividend at its current rate. Cash flows from operations increased to $102.9 million in 2009 from $97.1 million in 2008, primarily due to higher income from real estate operations. If our cash flows from operations were to decline significantly, we may have to borrow on our lines of credit to sustain the dividend rate or reduce our dividend.

Capital Commitments

We will require capital for development and redevelopment projects currently underway and in the future. As of December 31, 2009, we had under development Dulles Station Phase II and 4661 Kenmore, in which we had invested $27.1 million and $5.2 million, respectively. We are also evaluating a number of potential redevelopment projects at properties such as Montrose and 7900 Westpark. There were no projects placed into service in 2009. As of December 31, 2009, we were committed to approximately $0.6 million of development spending during 2010, including $0.4 million of Dulles Station Phase I tenant related capital.

We anticipate funding several major renovation projects in our portfolios during 2010, as follows (in thousands):

Segment	Project Spending
Office buildings	$4,361
Medical office buildings	781
Retail centers	964
Multifamily	644
Industrial	62
Total	$6,812

These projects include elevator, restroom and common area renovations at several of our office and medical properties, roof replacement projects at some of our retail properties, fire alarm and sprinkler system upgrades at one of our multifamily properties and electrical upgrades at some of our industrial properties. Not all of the anticipated spending had been committed via executed construction contracts at December 31, 2009. We expect to meet our requirements using cash generated by our real estate operations, through borrowings on our unsecured credit facilities, or raising additional debt or equity capital in the public market.

Contractual Obligations

Below is a summary of certain contractual obligations that will require significant capital (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt[1]	$1,556,393	$165,417	$699,270	$324,368	$367,338
Purchase obligations[2]	18,724	10,848	7,876	—	—
Estimated development commitments[3]	584	584	—	—	—
Tenant-related capital[4]	8,332	6,995	1,337	—	—
Building capital[5]	10,300	10,300	—	—	—
Operating leases	100	50	50	—	—

1 *See Notes 4, 5 and 6 of our consolidated financial statements. Amounts include principal, interest, unused commitment fees and facility fees.*
2 *Represents elevator maintenance contracts with terms through 2010, electricity sales agreements with terms through 2012, and natural gas purchase agreements with terms through 2011.*
3 *Committed development obligations based on contracts in place as of December 31, 2009.*
4 *Committed tenant-related capital based on executed leases as of December 31, 2009.*
5 *Committed building capital additions based on contracts in place as of December 31, 2009.*

We have various standing or renewable contracts with vendors. The majority of these contracts are cancelable with immaterial or no cancellation penalties, with the exception of our elevator maintenance, electricity sales and natural gas purchase agreements, which are included above on the purchase obligations line. Contract terms on cancelable leases are generally one year or less. We are currently committed to fund tenant-related capital improvements as described in the table above for executed leases. However, expected leasing levels could require additional tenant-related capital improvements which are not currently committed. We expect that total tenant-related capital improvements, including those already committed, will be approximately $25.7 million in 2010. Due to the competitive office leasing market we expect that tenant-related capital costs will continue at this level into 2011.

Historical Cash Flows

Consolidated cash flow information is summarized as follows (in millions):

	For the Year Ended December 31,			Variance	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Cash provided by operating activities	$102.9	$ 97.1	$ 116.5	$ 5.8	$ (19.4)
Cash used in investing activities	$ (12.8)	$(181.4)	$(349.1)	$ 168.6	$ 167.7
Cash provided by (used in) financing activities	$ (90.8)	$ 74.7	$ 245.4	$(165.5)	$(170.7)

Operations generated $102.9 million of net cash in 2009 compared to $97.1 million in 2008. The increase in cash provided by operating activities in 2009 as compared to 2008 was primarily due to higher income from real estate operations.

Operations generated $97.1 million of net cash in 2008 compared to $116.5 million in 2007. The decrease in cash provided by operating activities in 2008 as compared to 2007 was primarily due to higher interest payments, lower prepaid rents and the payout of contractors' retainage related to our development projects.

Our investing activities used net cash of $12.8 million in 2009 and $181.4 million in 2008. The decrease in cash used by investing activities in 2009 was primarily due to the decrease in cash invested in acquisitions, net of assumed debt, throughout 2009, which was $148.4 million lower than 2008.

Our investing activities used net cash of $181.4 million in 2008 and $349.1 million in 2007. The decrease in cash used by investing activities in 2008 was primarily due to the $168.2 million of cash invested in acquisitions, net of assumed debt, throughout 2008, which was $125.9 million lower than 2007. In addition, cash spent on our development projects decreased to $15.5 million from $67.0 million in 2007, as our three major development projects (Bennett Park, Clayborne Apartments and Dulles Station, Phase I) were completed and placed into service during 2007 and 2008.

Our financing activities used net cash of $90.8 million in 2009 and provided $74.7 million in 2008. The net increase in net cash used by financing activities in 2009 was primarily the result of using cash from operations and the proceeds from equity issuances, property sales and a new mortgage note to pay dividends, repurchase convertible notes and prepay a mortgage note.

Our financing activities provided net cash of $74.7 million in 2008 and $245.4 million in 2007. The decrease in net cash provided by financing activities in 2008 was primarily the result of using much of the borrowings and proceeds from equity issuances to pay down the lines of credit and to pay off the $60 million MOPPRS debt and the related $8.4 million loss on extinguishment. Also, on December 17, 2008 we repurchased $16.0 million of the convertible notes for $12.5 million. The 2007 borrowings and proceeds from equity issuance were primarily used for the acquisition of new properties.

Capital Improvements and Development Costs

Capital improvements and development costs of $29.5 million were completed in 2009, including tenant improvements. Capital improvements and development costs in 2008 and 2007 were $52.8 million and $108.1 million, respectively. We consider capital improvements to be accretive to revenue but not necessarily to net income.

Our capital improvement and development costs for the three years ending December 31, 2009 were as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Accretive capital improvements:			
Acquisition related	$ 2,696	$ 6,012	$ 1,954
Expansions and major renovations	5,557	9,591	10,684
Development/redevelopment	2,135	15,509	66,996
Tenant improvements (including first generation leases)	12,874	11,359	16,587
Total accretive capital improvements	23,262	42,471	96,221
Other:	6,210	10,310	11,897
Total	$29,472	$52,781	$108,118

Accretive Capital Improvements

Acquisition Related Improvements: Acquisition related improvements are capital improvements to properties acquired during the preceding three years which were anticipated at the time we acquired the properties. These types of improvements were made in 2009 to 6100 Columbia Park Drive, 2440 M Street NW, 2000 M Street, Sterling Medical and Alexandria Professional Center.

Expansions and Major Renovations: Expansion projects increase the rentable area of a property, while major renovation projects are improvements sufficient to increase the income otherwise achievable at a property. 2009 expansions and major renovations included garage renovations at 7900 Westpark; elevator modernization and garage renovations at One Central Plaza; elevator modernization at Walker House apartments; common area and unit renovations for Bethesda Hill and Park Adams apartments; roof replacement at Montgomery Village Center; elevator and lobby modernization at Alexandria Professional Center; and lobby and corridor renovations at 8301 Arlington Boulevard.

Development/Re-development: Development costs represent expenditures for ground up development of new operating properties. Re-development costs represent expenditures for improvements intended to re-position properties in their markets and increase income that would otherwise be achievable. Development costs in each of the years presented include costs associated with the ground up development of Dulles Station, Bennett Park and Clayborne. Completion of Bennett Park, our residential project under development in Arlington, VA, occurred in the third quarter 2007 for the mid-rise building and fourth quarter 2007 for the high-rise building. Completion of Clayborne Apartments, our residential project under construction in Alexandria, VA, occurred in the first quarter 2008. Completion of Phase I of Dulles Station, our 540,000 square foot office project in Herndon, VA, of which Phase I represents 180,000 square feet, occurred in the third quarter of 2007 and the property was substantially leased in the third quarter of 2008. Additionally in 2007, we acquired land for future development of medical office space at 4661 Kenmore in Alexandria, VA. Development spending in 2009 and 2008 includes pre-development activities related to this project. In 2007, re-development costs were incurred for the Shoppes of Foxchase, which was substantially completed in 2006.

Tenant Improvements: Tenant improvements are costs, such as space build-out, associated with commercial lease transactions. Our average Tenant Improvement Costs per square foot of space leased, excluding first generation leases, were as follows during the three years ended December 31, 2009:

	Year Ended December 31,		
	2009	2008	2007
Office Buildings*	$11.68	$13.03	$13.59
Medical Office Buildings	$14.33	$19.12	$13.95
Retail Centers	$ 3.91	$ 3.61	$ 1.84
Industrial/Flex Properties*	$ 1.03	$ 1.71	$ 2.61

**Excludes properties sold or classified as held for sale.*

The $1.35 decrease in tenant improvement costs per square foot of space leased for office buildings in 2009 was primarily due to a decrease in the per square foot cost associated with expansion leases, due to leases executed with a single tenant in 2008 requiring $1.1 million in tenant improvements. The $0.56 decrease in tenant improvement costs per square foot of space leased for office buildings in 2008 was primarily due to leases executed at 6110 Executive Boulevard and 30 West Gude requiring $1.3 million and $0.7 million, respectively, in tenant improvements in 2007, including $1.1 million and $0.4 million, respectively, for a single tenant. The $4.79 decrease in 2009 and $5.17 increase in 2008 in tenant improvement costs per square foot of space leased for medical office buildings was primarily due to leases executed at Woodburn II in 2008, requiring $1.6 million in tenant improvements, including $1.2 million for a single tenant; and at 8503 Arlington Boulevard, for leases in 2008 requiring $0.5 million in improvements for a single tenant. The $0.30 increase in tenant improvement costs per square foot of retail space leased in 2009 was primarily due to a single lease executed at the Centre at Hagerstown, requiring $0.7 million in tenant improvements. The $1.77 increase in tenant improvement costs per square foot of retail space leased in 2008 was primarily due to a single lease executed at Montrose Center, requiring $0.5 million in tenant improvements. The $0.68 decrease in tenant improvement costs per square foot of industrial space leased in 2009 was primarily due to an increase in the percentage of renewal, as opposed to new, leases executed, combined with a decrease in the average tenant size, requiring lower tenant improvement expenditures. The $0.90 decrease in tenant improvement costs per square foot of industrial space leased in 2008 was primarily due to leases executed in 2007 at Dulles Business Park and Gorman Road requiring $0.8 million and $0.4 million, respectively, in tenant improvements, entirely for single tenants. The retail and industrial tenant improvement costs are substantially lower than office and medical office improvement costs due to the tenant improvements required in these property types being substantially less extensive than in office and medical. Excluding properties sold or classified as held for sale, approximately 67% of our tenants renewed their leases with us in 2009, compared to 62% in 2008 and 80% in 2007. Renewing tenants generally require minimal tenant improvements. In addition, lower tenant improvement costs are one of the many benefits of our focus on leasing to smaller office tenants. Smaller office suites have limited configuration alternatives. Therefore, we are often able to lease an existing suite with limited tenant improvements.

Other Capital Improvements

Other capital improvements are those not included in the above categories. These are also referred to as recurring capital improvements. Over time these costs will be recurring in nature to maintain a property's income and value. In our multifamily properties, these include new appliances, flooring, cabinets and bathroom fixtures. These improvements, which are made as needed upon vacancy of an apartment, totaled $0.6 million in 2009, and averaged $505 per apartment for the 46% of apartments turned over relative to our total portfolio of apartment units. In our commercial properties and multifamily properties aside from apartment turnover discussed above, improvements include installation of new heating and air conditioning equipment, asphalt replacement, new signage, permanent landscaping, window replacements, new lighting and new finishes. In addition, during 2009, we incurred repair and maintenance expenses of $12.1 million that were not capitalized, to maintain the quality of our buildings.

Forward-Looking Statements

This Form 10-K contains forward-looking statements which involve risks and uncertainties. Such forward looking statements include each of the statements in "Item 1: Business" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the Washington metro region's economy, gross regional product, unemployment and job growth and real estate market performance. Such forward-looking statements also include the following statements with respect to WRIT: (a) our intention to invest in properties that we believe will increase in income and value; (b) our belief that external sources of capital will continue to be available and that additional sources of capital will be available from the sale of common shares or notes; and (c) our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional property acquisitions and capital improvements when appropriate to enhance long-term growth. Forward-looking statements also include other statements in this report preceded by, followed by or that include the words "believe," "expect," "intend," "anticipate," "potential," "project," "will" and other similar expressions.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for the foregoing statements. The following important factors, in addition to those discussed elsewhere in this Form 10-K, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (a) the effect of the recent credit and financial market conditions; (b) the availability and cost of capital; (c) fluctuations in interest rates; (d) the economic health of our tenants; (e) the timing and pricing of lease transactions; (f) the economic health of the greater Washington Metro region, or other markets we may enter; (g) the effects of changes in Federal government spending; (h) the supply of competing properties; (i) consumer confidence; (j) unemployment rates; (k) consumer tastes and preferences; (l) our future capital requirements; (m) inflation; (n) compliance with applicable laws, including those concerning the environment and access by persons with disabilities; (o) governmental or regulatory actions and initiatives; (p) changes in general economic and business conditions; (q) terrorist attacks or actions; (r) acts of war; (s) weather conditions; (t) the effects of changes in capital available to the technology and biotechnology sectors of the economy, and (u) other factors discussed under the caption "Risk Factors." We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events, or otherwise.

Ratios of Earnings to Fixed Charges and Debt Service Coverage

The following table sets forth our ratios of earnings to fixed charges and debt service coverage for the periods shown:

	Year Ended December 31,		
	2009	2008	2007
Earnings to fixed charges	1.32x	1.07x	1.25x
Debt service coverage	2.49x	2.21x	2.42x

We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations attributable to the controlling interests plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortized costs of debt issuance, and interest costs capitalized.

We computed the debt service coverage ratio by dividing EBITDA (which is earnings before interest income and expense, taxes, depreciation, amortization and gain on sale of real estate) by interest expense and principal amortization.

Funds From Operations

FFO is a widely used measure of operating performance for real estate companies. We provide FFO as a supplemental measure to net income calculated in accordance with GAAP. Although FFO is a widely used measure of operating performance for REITs, FFO does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity. The National Association of Real Estate Investment Trusts, Inc. ("NAREIT") defines FFO (April, 2002 White Paper) as net income (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate depreciation and amortization. We consider FFO to be a standard supplemental measure for REITs because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which historically assumes that the value of real estate assets diminishes predictably over time. Since real estate values have instead historically risen or fallen with market conditions, we believe that FFO more accurately provides investors an indication of our ability to incur and service debt, make capital expenditures and fund other needs. Our FFO may not be comparable to FFO reported by other REITs. These other REITs may not define the term in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently.

The following table provides the calculation of our FFO and a reconciliation of FFO to net income for the years presented (in thousands):

	2009	2008	2007
Net income attributable to the controlling interests	$ 40,745	$ 27,082	$ 57,451
Adjustments			
Depreciation and amortization	94,042	85,659	68,364
Gain on sale of real estate	(13,348)	(15,275)	(25,022)
Gain from non-disposal activities	(73)	(17)	(1,303)
Discontinued operations depreciation and amortization	405	1,239	2,661
FFO as defined by NAREIT	$121,771	$ 98,688	$102,151

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The principal material financial market risk to which we are exposed is interest rate risk. Our exposure to interest rate risk relates primarily to refinancing long-term fixed rate obligations, the opportunity cost of fixed rate obligations in a falling interest rate environment and our variable rate lines of credit. We primarily enter into debt obligations to support general corporate purposes, including acquisition of real estate properties, capital improvements and working capital needs. In the past we have used interest rate hedge agreements to hedge against rising interest rates in anticipation of imminent refinancing or new debt issuance.

The table below presents principal, interest and related weighted average fair value interest rates by year of maturity, with respect to debt outstanding on December 31, 2009.

(in thousands)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Unsecured fixed rate debt								
Principal	—	$284,328	$50,000	$ 60,000	$100,000	$200,000	$694,328	$693,620
Interest payments	$ 36,630	$ 32,168	$21,238	$ 18,438	$ 14,275	$ 52,949	$175,698	
Interest rate on debt maturities	—	5.91%	5.06%	5.23%	5.34%	5.85%	5.69%	
Unsecured variable rate debt								
Principal	$100,000[1]	$ 28,000	—	—	—	—	$128,000	$128,000
Variable interest rate on debt maturities[2]	3.39%	0.66%	—	—	—	—	2.79%	
Mortgages								
Principal amortization (30 year schedule)	$ 4,510	$ 13,788	$21,823	$107,123	$ 2,038	$263,579	$412,861	$406,982
Interest payments	$ 23,869	$ 23,507	$22,203	$ 16,600	$ 15,011	$ 43,853	$145,043	
Weighted average interest rate on principal amortization	5.48%	5.33%	4.93%	5.58%	5.50%	6.20%	5.92%	

1 *This $100.0 million borrowing was made under a line of credit which matures in 2010 and bears interest at a variable rate, which has been effectively fixed at 3.375% by an interest rate swap through February 19, 2010. The interest rate is effectively fixed at 2.525% through a forward interest rate swap from February 20, 2010 through November 1, 2011 See note 5 to the consolidated financial statements for further discussion.*
2 *Variable interest rates based on LIBOR in effect on our borrowings outstanding at December 31, 2009.*

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data appearing on pages 64 to 95 are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Executive Vice President of Accounting, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Executive Vice President of Accounting, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on the foregoing, our Chief Executive Officer, Chief Financial Officer and Executive Vice President of Accounting concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Internal Control over Financial Reporting

See the Report of Management in Item 8 of this Form 10-K.

See the Reports of Independent Registered Public Accounting Firm in Item 8 of this Form 10-K.

During the three months ended December 31, 2009, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Certain information required by Part III is omitted from this Form 10-K in that we will file a definitive proxy statement pursuant to Regulation 14A with respect to our 2010 Annual Meeting (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference. In addition, we have adopted a code of ethics which can be reviewed and printed from our website www.writ.com.

Item 10. Directors and Executive Officers and Corporate Governance

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this Item by Item 403 of Regulation S-K is hereby incorporated herein by reference to the Proxy Statement.

Equity Compensation Plan Information[1]

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	282,289	$25.03	1,685,354
Equity compensation plans not approved by security holders	32,000[2]	$28.52	—
Total	314,289	$25.39	1,685,354

1 *We previously maintained a Share Grant Plan for officers, trustees and non-officer employees, which expired on December 15, 2007. 322,325 shares and 27,675 restricted share units had been granted under this plan. We previously maintained a stock option plan for trustees which provided for the annual granting of 2,000 non-qualified stock options to trustees the last of which were granted in 2004. The plan expired on December 15, 2007, and 84,000 options had been granted. See note 7 to the consolidated financial statements for further discussion.*

2 *These securities are options issued under a Share Grant Plan for officers, trustees and non-officer employees. This plan expired on December 15, 2007 and options may no longer be issued thereafter.*

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(A). The following documents are filed as part of this Form 10-K:

1. Financial Statements	Page
Management's Report on Internal Control over Financial Reporting	61
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	62
Report of Independent Registered Public Accounting Firm	63
Consolidated Balance Sheets as of December 31, 2009 and 2008	64
Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007	65
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007	66
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	67
Notes to Consolidated Financial Statements	68

2. Financial Statement Schedules

Schedule III—Consolidated Real Estate and Accumulated Depreciation	92

3. Exhibits:

3.1 Declaration of Trust.

3.2 Amendment to Declaration of Trust dated September 21, 1998.

3.3 Articles of Amendment to Declaration of Trust dated June 24, 1999.

3.4 Articles of Amendment to Declaration of Trust dated June 1, 2006

3.5 Amended and Restated Bylaws dated October 22, 2009

4.1 Indenture dated as of August 1, 1996 between WRIT and The First National Bank of Chicago

4.2 Form of 2028 Notes

4.3 Officer's Certificate Establishing Terms of the 2013 Notes, dated March 12, 2003

4.4 Form of 2013 Notes

4.5 Officers' Certificate Establishing Terms of the 2014 Notes, dated December 8, 2003

4.6 Form of 2014 Notes

4.7 Form of 5.05% Senior Notes due May 1, 2012

4.8 Form of 5.35% Senior Notes due May 1, 2015 dated April 26, 2005

4.9 Officers Certificate establishing the terms of the 2012 and 2015 Notes, dated April 20, 2005

4.10 Form of 5.35% Senior Notes due May 1, 2015 dated October 6, 2005

4.11 Officers Certificate establishing the terms of the 2015 Notes, dated October 3, 2005

4.12 Form of 5.95% Senior Notes due June 15, 2011

4.13 Officers' Certificate establishing the terms of the 2011 Notes, dated June 6, 2006

4.14 Form of 3.875% Senior Convertible Notes due September 15, 2026

4.15 Officers' Certification establishing the terms of the Convertible Notes, dated September 11, 2006

4.16 Form of additional 3.875% Senior Convertible Notes due September 15, 2026

4.17 Form of 5.95% senior notes due June 15, 2011, dated July 21, 2006

4.18 Officers' Certification establishing the terms of the 2011 Notes, dated July 21, 2006

4.19 Credit agreement dated November 2, 2006 between Washington Real Estate Investment Trust as borrower and a syndicate of banks as lender with The Bank of New York as documentation agent, The Royal Bank of Scotland, plc as syndication agent and Wells Fargo Bank, NA, as agent

4.20 Form of 3.875% Convertible Senior Notes due September 15, 2026

4.21 Officers' Certificate establishing the terms of the 3.85% Convertible Senior Notes due September 15, 2026

4.22 Form of additional 3.85% Convertible Senior Notes due September 15, 2026

4.23 Supplemental Indenture by and between WRIT and the Bank of New York Trust Company, N.A. dated as of July 3, 2007

4.24 Credit agreement dated June 29, 2007 by and among WRIT, as borrower, the financial institutions party thereto as lenders, and SunTrust Bank as agent

4.25 Term Loan Agreement dated as of February 21, 2008, by and between WRIT and Wells Fargo Bank, National Association

4.26 Multifamily Note Agreement (Walker House Apartments) dated as of May 29, 2008, by and between WRIT and Wells Fargo Bank, National Association

4.27 Multifamily Note Agreement (3801 Connecticut Avenue) dated as of May 29, 2008, by and between WRIT and Wells Fargo Bank, National Association

4.28 Multifamily Note Agreement (Bethesda Hill Apartments) dated as of May 29, 2008, by and between WRIT and Wells Fargo Bank, National Association

4.29	First Amendment to Term Loan Agreement dated as of May 7, 2009, by and between WRIT and Wells Fargo Bank, National Association
10.1	Purchase and Sale Agreement dated as of June 16, 2008, for 2445 M Street, NW, Washington, DC
10.2*	1991 Incentive Stock Option Plan, as amended
10.3*	Deferred Compensation Plan for Executives dated January 1, 2000
10.4*	Split-Dollar Agreement dated April 1, 2000
10.5*	2001 Stock Option Plan
10.6*	Share Purchase Plan
10.7*	Supplemental Executive Retirement Plan
10.8*	Description of WRIT Short-term and Long-term Incentive Plan
10.9*	Description of WRIT Revised Trustee Compensation Plan
10.10*	Supplemental Executive Retirement Plan
10.11*	Change in control Agreement dated May 22, 2003 with Thomas L. Regnell
10.12*	Change in control Agreement dated June 13, 2005 with David A. DiNardo
10.13*	Change in control Agreement dated May 22, 2003 with Laura M. Franklin
10.14*	Change in control Agreement dated January 1, 2006 with James B. Cederdahl
10.15*	Long Term Incentive Plan, effective January 1, 2006
10.16*	Short Term Incentive Plan, effective January 1, 2006
10.17*	2007 Omnibus Long Term Incentive Plan
10.18*	Change in control Agreement dated June 1, 2007 with George F. McKenzie
10.19*	Change in control Agreement dated May 14, 2007 with Michael S. Paukstitus
10.20*	Deferred Compensation Plan for Directors dated December 1, 2000
10.21*	Deferred Compensation for Officers dated January 1, 2007
10.22*	Supplemental Executive Retirement Plan II dated May 23, 2007
10.23*	Amended Long Term Incentive Plan, effective January 1, 2008
10.24*	Transition Agreement and General Release dated August 5, 2008 with Sara L. Grootwassink
10.25*	Change in control Agreement dated November 11, 2008 with William T. Camp
10.26*	Change in control Agreement dated October 7, 2008 with Thomas C. Morey
10.27*	Form of Indemnification Agreement by and between WRIT and the indemnitee
10.28*	Short Term Incentive Plan, effective January 1, 2009
10.29*	Long Term Incentive Plan, effective July 1, 2009
12	Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24	Power of Attorney
31.a	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended ("the Exchange Act")
31.b	Certification of the Executive Vice President—Accounting and Administration pursuant to Rule 13a-14(a) of the Exchange Act
31.c	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
32	Certification of the Chief Executive Officer, Executive Vice President—Accounting and Administration and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Management contracts or compensation plans or arrangements in which trustees or executive officers are eligible to participate.*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Washington Real Estate Investment Trust

Date: March 12, 2010

By: /s/ George F. McKenzie
George F. McKenzie
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edmund B. Cronin, Jr.* Edmund B. Cronin, Jr.	Chairman, Trustee	March 12, 2010
/s/ George F. McKenzie George F. McKenzie	President, Chief Executive Officer and Trustee	March 12, 2010
/s/ John M. Derrick, Jr.* John M. Derrick, Jr.	Trustee	March 12, 2010
/s/ John P. McDaniel* John P. McDaniel	Trustee	March 12, 2010
/s/ Charles T. Nason* Charles T. Nason	Trustee	March 12, 2010
/s/ Edward S. Civera* Edward S. Civera	Trustee	March 12, 2010
/s/ Thomas Edgie Russell, III* Thomas Edgie Russell, III	Trustee	March 12, 2010
/s/ Terence C. Golden* Terence C. Golden	Trustee	March 12, 2010
/s/ Wendelin A. White* Wendelin A. White	Trustee	March 12, 2010
/s/ Laura M. Franklin Laura M. Franklin	Executive Vice President Accounting, Administration and Corporate Secretary	March 12, 2010
/s/ William T. Camp William T. Camp	Executive Vice President and Chief Financial Officer	March 12, 2010
* By: /s/ Laura M Franklin Laura M Franklin	through power of attorney	

Management's Report on Internal Control over Financial Reporting

Management of Washington Real Estate Investment Trust (the "Trust") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. The Trust's internal control system over financial reporting is a process designed under the supervision of the Trust's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

In connection with the preparation of the Trust's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Trust's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Trust's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2009, the Trust's internal control over financial reporting was effective at a reasonable assurance level regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Trust's consolidated financial statements included in this report, have issued an unqualified opinion on the effectiveness of the Trust's internal control over financial reporting, a copy of which appears on the next page of this annual report.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Trustees and Shareholders of Washington Real Estate Investment Trust

We have audited Washington Real Estate Investment Trust and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Washington Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Washington Real Estate Investment Trust and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Washington Real Estate Investment Trust and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Washington Real Estate Investment Trust and Subsidiaries and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
McLean, Virginia
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Washington Real Estate Investment Trust

We have audited the accompanying consolidated balance sheets of Washington Real Estate Investment Trust and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(A). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Washington Real Estate Investment Trust and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Washington Real Estate Investment Trust and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia

February 26, 2010

Consolidated Balance Sheets

as of December 31, 2009 and 2008

(in thousands, except per share data)	**2009**	**2008**[1]
Assets		
Land	$ 412,137	$ 410,833
Income producing property	1,899,378	1,854,008
	2,311,515	2,264,841
Accumulated depreciation and amortization	(474,171)	(394,902)
Net income producing property	1,837,344	1,869,939
Development in progress	25,031	23,732
Total real estate held for investment, net	1,862,375	1,893,671
Investment in real estate sold or held for sale, net	3,841	26,734
Cash and cash equivalents	11,203	11,874
Restricted cash	19,170	18,823
Rents and other receivables, net of allowance for doubtful accounts of $6,455 and $6,122, respectively	50,525	44,675
Prepaid expenses and other assets	97,815	112,284
Other assets related to properties sold or held for sale	296	1,346
Total assets	$2,045,225	$2,109,407
Liabilities		
Notes payable	$ 688,912	$ 890,679
Mortgage notes payable	405,451	421,286
Lines of credit	128,000	67,000
Accounts payable and other liabilities	52,649	70,538
Advance rents	11,211	8,926
Tenant security deposits	9,854	10,084
Other liabilities related to properties sold or held for sale	85	469
Total liabilities	1,296,162	1,468,982
Equity		
Shareholders' equity		
Shares of beneficial interest; $0.01 par value; 100,000 shares authorized: 59,811 and 52,434 shares issued and outstanding, respectively	599	526
Additional paid in capital	944,825	777,375
Distributions in excess of net income	(198,412)	(138,936)
Accumulated other comprehensive income (loss)	(1,757)	(2,335)
Total shareholders' equity	745,255	636,630
Noncontrolling interests in subsidiaries	3,808	3,795
Total equity	749,063	640,425
Total liabilities and shareholders' equity	$2,045,225	$2,109,407

1 *As adjusted (see Current Report on Form 8-K filed July 10, 2009 and note 3 to the consolidated financial statements)*

See accompanying notes to the financial statements.

Consolidated Statements of Income
for the Years Ended December 31, 2009, 2008 and 2007

(in thousands, except per share data)	2009	2008	2007
Revenue			
Real estate rental revenue	$306,929	$278,691	$248,899
Expenses			
Utilities	21,484	19,288	16,383
Real estate taxes	32,734	27,950	21,691
Repairs and maintenance	12,064	11,003	9,147
Property administration	9,807	9,855	7,060
Property management	7,628	7,830	7,045
Operating services and common area maintenance	16,581	14,151	13,057
Other real estate expenses	4,275	3,422	2,976
Depreciation and amortization	94,042	85,659	68,364
General and administrative	13,906	12,110	14,882
	212,521	191,268	160,605
Real estate operating income	94,408	87,423	88,294
Other income (expense)			
Interest expense	(75,001)	(75,041)	(66,336)
Other income	1,205	1,073	1,875
Gain (loss) on extinguishment of debt, net	5,336	(5,583)	—
Gain from non-disposal activities	73	17	1,303
	(68,387)	(79,534)	(63,158)
Income from continuing operations	26,021	7,889	25,136
Discontinued operations:			
Income from operations of properties sold or held for sale	1,579	4,129	7,510
Gain on sale of real estate	13,348	15,275	25,022
Net income	40,948	27,293	57,668
Less: Net income attributable to noncontrolling interests in subsidiaries	(203)	(211)	(217)
Net income attributable to the controlling interests	$ 40,745	$ 27,082	$ 57,451
Basic net income attributable to the controlling interests per share			
Continuing operations	$ 0.45	$ 0.15	$ 0.54
Discontinued operations, including gain on sale of real estate	0.26	0.40	0.71
Net income attributable to the controlling interests per share	$ 0.71	$ 0.55	$ 1.25
Diluted net income attributable to the controlling interests per share			
Continuing operations	$ 0.45	$ 0.15	$ 0.53
Discontinued operations, including gain on sale of real estate	0.26	0.40	0.71
Net income attributable to the controlling interests per share	$ 0.71	$ 0.55	$ 1.24
Weighted average shares outstanding—basic	56,894	49,138	45,911
Weighted average shares outstanding—diluted	56,968	49,217	46,049
Dividends declared and paid per share	$ 1.73	$ 1.72	$ 1.68

See accompanying notes to the financial statements.

Consolidated Statements of Shareholders' Equity

for the Years Ended December 31, 2009, 2008 and 2007

(in thousands)	Shares	Shares of Beneficial Interest at Par Value	Additional Paid in Capital	Distributions in Excess of Net Income Attributable to the Controlling Interests	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Noncontrolling Interests in Subsidiaries	Total Equity
Balance, December 31, 2006	45,042	$451	$509,326	$ (59,855)	$ —	$ 449,922	$1,739	$ 451,661
Net income attributable to the controlling interests	—	—	—	57,451	—	57,451	—	57,451
Net income attributable to noncontrolling interests	—	—	—	—	—	—	217	217
Distributions to noncontrolling interests	—	—	—	—	—	—	(156)	(156)
Issuance of units to noncontrolling interest holder	—	—	—	—	—	—	1,976	1,976
Dividends	—	—	—	(78,050)	—	(78,050)	—	(78,050)
Equity offering, net of issuance costs	1,600	16	57,745	—	—	57,761	—	57,761
Equity component of convertible notes, net of issuance costs	—	—	12,435	—	—	12,435	—	12,435
Share options exercised	13	—	313	—	—	313	—	313
Share grants, net of share grant amortization and forfeitures	27	1	2,707	—	—	2,708	—	2,708
Balance, December 31, 2007	46,682	468	582,526	(80,454)	—	502,540	3,776	506,316
Comprehensive income:								
Net income attributable to the controlling interests	—	—	—	27,082	—	27,082	—	27,082
Net income attributable to noncontrolling interests	—	—	—	—	—	—	211	211
Change in fair value of interest rate hedge	—	—	—	—	(2,335)	(2,335)	—	(2,335)
Total comprehensive income	—	—	—	—	—	24,747	211	24,958
Distributions to noncontrolling interests	—	—	—	—	—	—	(192)	(192)
Dividends	—	—	—	(85,564)	—	(85,564)	—	(85,564)
Equity offerings, net of issuance costs	5,466	55	184,878	—	—	184,933	—	184,933
Shares issued under Dividend Reinvestment Program	125	1	4,102	—	—	4,103	—	4,103
Share options exercised	120	1	2,642	—	—	2,643	—	2,643
Share grants, net of share grant amortization and forfeitures	41	1	3,227	—	—	3,228	—	3,228
Balance, December 31, 2008	52,434	526	777,375	(138,936)	(2,335)	636,630	3,795	640,425
Comprehensive income:								
Net income attributable to the controlling interests	—	—	—	40,745	—	40,745	—	40,745
Net income attributable to noncontrolling interests	—	—	—	—	—	—	203	203
Change in fair value of interest rate hedge	—	—	—	—	578	578	—	578
Total comprehensive income	—	—	—	—	—	41,323	203	41,526
Distributions to noncontrolling interests	—	—	—	—	—	—	(190)	(190)
Dividends	—	—	—	(100,221)	—	(100,221)	—	(100,221)
Equity offerings, net of issuance costs	7,240	72	160,843	—	—	160,915	—	160,915
Shares issued under Dividend Reinvestment Program	88	1	2,478	—	—	2,479	—	2,479
Share options exercised	3	—	45	—	—	45	—	45
Share grants, net of share grant amortization and forfeitures	46	—	4,084	—	—	4,084	—	4,084
Balance, December 31, 2009	59,811	$599	$944,825	$(198,412)	$(1,757)	$ 745,255	$3,808	$ 749,063

See accompanying notes to the financial statements.

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2009, 2008 and 2007

(in thousands)	2009	2008	2007
Cash flows from operating activities			
Net income	$ 40,948	$ 27,293	$ 57,668
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Gain on sale of real estate	(13,348)	(15,275)	(25,022)
Depreciation and amortization, including amounts in discontinued operations	94,447	86,898	71,024
Provision for losses on accounts receivable	6,889	4,346	2,011
Amortization of share grants, net	3,085	3,228	2,707
Amortization of debt premiums, discounts and related financing costs	6,957	7,669	7,042
Loss (gain) on extinguishment of debt, net	(5,336)	5,583	—
Changes in operating other assets	(14,576)	(13,648)	(14,319)
Changes in operating other liabilities	(16,165)	(8,979)	15,366
Net cash provided by operating activities	102,901	97,115	116,477
Cash flows from investing activities			
Real estate acquisitions, net[1]	(19,828)	(168,230)	(294,166)
Capital improvements to real estate	(27,337)	(37,272)	(41,122)
Development in progress	(2,135)	(15,509)	(66,996)
Net cash received for sale of real estate	36,842	40,231	56,344
Non-real estate capital improvements	(351)	(642)	(3,200)
Net cash used in investing activities	(12,809)	(181,422)	(349,140)
Cash flows from financing activities			
Line of credit borrowings	214,500	165,000	258,200
Line of credit repayments	(153,500)	(290,500)	(126,700)
Dividends paid	(100,221)	(85,564)	(78,050)
Distributions to noncontrolling interests	(190)	(192)	(156)
Proceeds from equity offerings under dividend reinvestment program	2,479	4,103	—
Proceeds from mortgage notes payable	37,500	81,029	—
Principal payments—mortgage notes payable	(54,030)	(3,488)	(10,797)
Proceeds from debt offering	—	100,000	150,000
Financing costs	(847)	(1,924)	(5,144)
Net proceeds from equity offerings	160,915	184,933	57,761
Notes payable repayments, including penalties for early extinguishment	(197,414)	(81,344)	—
Net proceeds from exercise of share options	45	2,643	313
Net cash provided by (used in) financing activities	(90,763)	74,696	245,427
Net increase (decrease) in cash and cash equivalents	(671)	(9,611)	12,764
Cash and cash equivalents at beginning of year	11,874	21,485	8,721
Cash and cash equivalents at end of year	$ 11,203	$ 11,874	$ 21,485
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 69,292	$ 68,616	$ 57,499

1 See note 3 to the consolidated financial statements for the supplemental discussion of non-cash investing and financing activities, including the assumption of mortgage debt in conjunction with some of our real estate acquisitions.

See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2009, 2008 and 2007

1. Nature of Business

Washington Real Estate Investment Trust ("We" or "WRIT"), a Maryland real estate investment trust, is a self-administered, self-managed equity real estate investment trust, successor to a trust organized in 1960. Our business consists of the ownership and development of income-producing real estate properties in the greater Washington Metro region. We own a diversified portfolio of office buildings, medical office buildings, industrial/flex centers, multifamily buildings and retail centers.

Federal Income Taxes

We believe that we qualify as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code and intend to continue to qualify as such. To maintain our status as a REIT, we are required to distribute 90% of our ordinary taxable income to our shareholders. When selling properties, we have the option of (a) reinvesting the sale price of properties sold, allowing for a deferral of income taxes on the sale, (b) paying out capital gains to the shareholders with no tax to WRIT or (c) treating the capital gains as having been distributed to the shareholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the shareholders. In May 2009, we sold a multifamily property, Avondale, for a gain of $6.7 million. In July 2009, we sold an industrial property, Tech 100 Industrial Park, and an office property, Brandywine Center, for gains of $4.1 million and $1.0 million, respectively. In November 2009, we sold an industrial property, Crossroads Distribution Center, for a gain of $1.5 million. In June 2008, we sold two industrial properties, Sullyfield Center and The Earhart Building, for a gain of $15.3 million. The gains from the sales were paid out to the shareholders.

Generally, no provisions for income taxes are necessary except for taxes on undistributed REIT taxable income and taxes on the income generated by our taxable REIT subsidiaries ("TRS"). A TRS is subject to corporate federal and state income tax on its taxable income at regular statutory rates. Certain of our taxable REIT subsidiaries have net operating loss carryforwards available of approximately $5.3 million. These carryforwards begin to expire in 2028. We have considered estimated future taxable income and have determined that a full valuation allowance for our net deferred tax assets is appropriate. There were no income tax provisions or material deferred income tax items for our TRS for the years ended December 31, 2009, 2008 and 2007.

The following is a breakdown of the taxable percentage of our dividends for 2009, 2008 and 2007, respectively (unaudited):

	Ordinary Income	Return of Capital	Unrecaptured Section 1250 Gain	Capital Gain
2009	75%	17%	7%	1%
2008	60%	18%	6%	16%
2007	90%	10%	0%	0%

2. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of WRIT and its majority owned subsidiaries, after eliminating all intercompany transactions.

New Accounting Pronouncements

In June 2009, the FASB issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principals, a Replacement of FASB Statement No. 162* (FASB Accounting Standards Codification section 105-10-65). This statement establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is the culmination of a project to organize and simplify authoritative GAAP literature by reorganizing the various and dispersed GAAP pronouncements within a consistent structure. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The issuance of this statement and the Codification does not change GAAP and does not have any impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (FASB Accounting Standards Codification section 805-10-65), a revision of SFAS No. 141. This statement changes the accounting for acquisitions by specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it was probable to being recognized at the time of acquisition, disallowing the capitalization of pre-acquisition and transaction costs, and delaying when restructuring related to acquisitions can be recognized. Our adoption of the standard for the fiscal year beginning January 1, 2009 resulted in a $0.8 million increase in general and administrative expense, as previously capitalized pre-acquisition costs were expensed as a period cost.

In March 2008 the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133* (FASB Accounting Standards Codification section 815-10-65). This statement requires entities to provide greater transparency about how and why an entity uses derivative instruments, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. To meet these objectives, this statement requires (a) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (b) information about the volume of derivative activity, (c) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location and amounts of gains and losses on derivative instruments by type of contract, and (d) disclosures about credit risk-related contingent features in derivative agreements. We adopted this statement effective for the fiscal year beginning January 1, 2009. This statement required us to provide expanded disclosures of our interest rate hedge contract and to present certain disclosures in tabular format (See note 2 to the consolidated financial statements).

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements* (FASB Accounting Standards Codification section 820-10-65). This statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. On February 12, 2007, the FASB issued FASB Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157* (FASB Accounting Standards Codification section 820-10-65), which amends FASB Statement No. 157 to delay the effective date for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis (i.e. at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We do not have significant assets or liabilities recorded at fair value on a recurring basis, and therefore the adoption of this statement for non-financial assets and non-financial liabilities on January 1, 2009 did not have a material impact on our financial statements. However, starting in 2009 we apply FASB Statement No. 157 as a part of our fair value allocation to any properties acquired.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events* (FASB Accounting Standards Codification section 855-10-65). This statement requires disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. We adopted this statement effective for the quarter ending June 30, 2009. The required disclosure is in note 16 to the consolidated financial statements.

Revenue Recognition

We lease multifamily properties under operating leases with terms of generally one year or less. We lease commercial properties (our office, medical office, retail and industrial segments) under operating leases with average terms of three to seven years. We recognize rental income and rental abatements from our multifamily and commercial leases when earned on a straight-line basis over the lease term. Recognition of rental income commences when control of the facility has been given to the tenant. We record a provision for losses on accounts receivable equal to the estimated uncollectible amounts. We base this estimate on our historical experience and a review of the current status of our receivables. We recognize percentage rents, which represent additional rents based on gross tenant sales, when tenants' sales exceed specified thresholds.

We recognize sales of real estate at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer and we have no significant continuing involvement.

We recognize cost reimbursement income from pass-through expenses on an accrual basis over the periods in which the expenses were incurred. Pass-through expenses are comprised of real estate taxes, operating expenses and common area maintenance costs which are reimbursed by tenants in accordance with specific allowable costs per tenant lease agreements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents amounts accrued and unpaid from tenants in accordance with the terms of the respective leases, subject to our revenue recognition policy. We review receivables monthly and establish reserves when, in the opinion of management, collection of the receivable is doubtful. We establish reserves for tenants whose rent payment history or financial condition casts doubt upon the tenants' ability to perform under their lease obligations. When we deem the collection of a receivable to be doubtful in the same quarter that we established the receivable, then we recognize the allowance for that receivable as an offset to real estate revenues. When we deem a receivable that was initially established in a prior quarter to be doubtful, then we recognize the allowance as an operating expense. In addition to rents due currently, accounts receivable include amounts representing minimal rental income accrued on a straight-line basis to be paid by tenants over the remaining term of their respective leases.

We include notes receivable balances of $8.5 million and $8.6 million as of December 31, 2009 and 2008, respectively, in our accounts receivable balances.

Noncontrolling Interests in Subsidiaries

We entered into an operating partnership agreement with a member of the entity that previously owned Northern Virginia Industrial Park in conjunction with the acquisition of this property in May 1998. This resulted in a noncontrolling ownership interest in this property based upon defined company ownership units at the date of purchase. The operating partnership agreement was amended and restated in 2002 resulting in a reduced noncontrolling ownership percentage interest. We account for this activity by applying the noncontrolling owner's percentage ownership interest to the net income of the property and reporting such amount in our net income attributable to noncontrolling interests.

In August 2007 we acquired a 0.8 acre parcel of land located at 4661 Kenmore Avenue, Alexandria, Virginia for future medical office development. The acquisition was funded by issuing operating partnership units in our operating partnership, which is a consolidated subsidiary of WRIT. This resulted in a noncontrolling ownership interest in this property based upon defined company operating partnership units at the date of purchase.

Net income attributable to noncontrolling interests was $202,700, $211,000 and $216,900 for the years ended December 31, 2009, 2008 and 2007, respectively. None of the income from noncontrolling interests is attributable to discontinued operations or accumulated other comprehensive income. Quarterly distributions are made to the noncontrolling owners equal to the quarterly dividend per share for each operating partnership unit.

Income attributable to the controlling interests from continuing operations was $25.8 million, $7.7 million and $24.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The operating partnership units could have a dilutive impact on our earnings per share calculation. They are not dilutive for the years ended December 31, 2009, 2008 and 2007, and are not included in our earnings per share calculations.

Deferred Financing Costs

External costs associated with the issuance or assumption of mortgages, notes payable and fees associated with the lines of credit are capitalized and amortized using the effective interest rate method or the straight-line method which approximates the effective interest rate method over the term of the related debt. As of December 31, 2009 and 2008 deferred financing costs of $18.1 million and $21.3 million, respectively, net of accumulated amortization of $10.3 million and $9.0 million, were included in prepaid expenses and other assets on the balance sheets. The amortization is included in interest expense in the accompanying statements of income. The amortization of debt costs included in interest expense totaled $3.1 million, $3.6 million and $3.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Deferred Leasing Costs

We capitalize and amortize costs associated with the successful negotiation of leases, both external commissions and internal direct costs, on a straight-line basis over the terms of the respective leases. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense. As of December 31, 2009 and 2008, we included deferred leasing costs of $33.1 million and $31.0 million, respectively, net of accumulated amortization of $11.7 million and $10.2 million, in prepaid expenses and other assets on the balance sheets. The amortization of deferred leasing costs included in amortization expense for properties classified as continuing operations totaled $4.8 million, $3.6 million and $2.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We capitalize and amortize against revenue leasing incentives associated with the successful negotiation of leases on a straight-line basis over the terms of the respective leases. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs as a reduction of revenue. As of December 31, 2009 and 2008, we included deferred leasing incentives of $12.2 million and $11.8 million, respectively, net of accumulated amortization of $1.6 million and $0.5 million, in prepaid expenses and other assets on the balance sheets. The amortization of deferred leasing incentives included as a reduction of revenue for properties classified as continuing operations totaled $1.2 million, $0.4 million and $0.1 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Real Estate and Depreciation

We depreciate buildings on a straight-line basis over estimated useful lives ranging from 28 to 50 years. We capitalize all capital improvement expenditures associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. We also capitalize costs incurred in connection with our development projects, including capitalizing interest and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. In addition, we capitalize tenant leasehold improvements when certain criteria are met, including when we supervise construction and will own the improvements. We depreciate all tenant improvements over the shorter of the useful life of the improvements or the term of the related tenant lease. Real estate depreciation expense from continuing operations for the years ended December 31, 2009, 2008 and 2007 was $75.8 million, $68.5 million and $55.0 million, respectively. We charge maintenance and repair costs that do not extend an asset's life to expense as incurred.

We capitalize interest costs incurred on borrowing obligations while qualifying assets are being readied for their intended use. Total interest expense capitalized to real estate assets related to development and major renovation activities was $1.4 million, $2.3 million and $6.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. We amortize capitalized interest over the useful life of the related underlying assets upon those assets being placed into service.

We recognize impairment losses on long-lived assets used in operations and held for sale, development assets or land held for future development, if indicators of impairment are present and the net undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount and estimated undiscounted cash flows associated with future development expenditures. If such carrying amount is in excess of the estimated cash flows from the operation and disposal of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to the estimated fair value. The estimated fair value would be calculated in accordance with current GAAP fair value provisions. During 2009 and 2008, we expensed $0.1 million and $0.6 million, respectively, included in general and administrative expenses, related to development projects no longer considered probable. There were no property impairments recognized during the year ended December 31, 2007.

We record real estate acquisitions as business combinations in accordance with GAAP. We record acquired or assumed assets, including physical assets and in-place leases, and liabilities, based on their fair values. We record goodwill when the purchase price exceeds the fair value of the assets and liabilities acquired. We determine the estimated fair values of the assets and liabilities in accordance with current GAAP fair value provisions. We determine the fair values of acquired buildings on an "as-if-vacant" basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. We allocate the "as-if-vacant" fair value to land, building and tenant improvements based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases consists of the following components—(a) the estimated cost to us to replace the leases, including foregone rents during the period of finding a new tenant and foregone recovery of tenant pass-throughs (referred to as "absorption cost"); (b) the estimated cost of tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as "tenant origination cost"); (c) estimated leasing commissions associated with obtaining a new tenant (referred to as "leasing commissions"); (d) the above/at/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as "net lease intangible"); and (e) the value, if any, of customer relationships, determined based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant (referred to as "customer relationship value"). We have attributed no value to customer relationship value as of December 31, 2009 and 2008.

We discount the amounts used to calculate net lease intangibles using an interest rate which reflects the risks associated with the leases acquired. We include tenant origination costs in income producing property on our balance sheet and amortize the tenant origination costs as depreciation expense on a straight-line basis over the remaining life of the underlying leases. We classify leasing commissions and absorption costs as other assets and amortize leasing commissions and absorption costs as amortization expense on a straight-line basis over the remaining life of the underlying leases. We classify net lease intangible assets as other assets and amortize net lease intangible assets on a straight-line basis as a decrease to real estate rental revenue over the remaining term of the underlying leases. We classify net lease intangible liabilities as other liabilities and amortize net lease intangible liabilities on a straight-line basis as an increase to real estate rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, we write off the unamortized portion of the tenant origination cost, leasing commissions, absorption costs and net lease intangible associated with that lease.

Balances, net of accumulated depreciation or amortization, as appropriate, of the components of the fair value of in-place leases at December 31, 2009 and 2008 are as follows (in millions):

	December 31,					
	2009			2008		
	Gross Carrying Value	Accumulated Amortization	Net	Gross Carrying Value	Accumulated Amortization	Net
Tenant origination costs	$39.8	$20.8	$19.0	$40.9	$16.1	$24.8
Leasing commissions/ absorption costs	$49.6	$22.7	$26.9	$50.7	$16.3	$34.4
Net lease intangible assets	$ 9.7	$ 6.4	$ 3.3	$ 9.8	$ 5.4	$ 4.4
Net lease intangible liabilities	$32.2	$14.7	$17.5	$33.0	$10.3	$22.7
Below-market ground lease intangible asset	$12.1	$ 0.4	$11.7	$12.1	$ 0.2	$11.9

Amortization of these components combined was $9.4 million, $11.2 million and $9.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization of these components combined over the next five years is projected to be $7.2 million, $5.2 million, $4.0 million, $3.6 million and $3.5 million for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively. No value had been assigned to customer relationship value at December 31, 2009 or 2008.

Discontinued Operations

We classify properties as held for sale when they meet the necessary criteria, which include: (a) senior management commits to and actively embarks upon a plan to sell the assets, (b) the sale is expected to be completed within one year under terms usual and customary for such sales and (c) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Depreciation on these properties is discontinued, but operating revenues, operating expenses and interest expense continue to be recognized until the date of sale.

Revenues and expenses of properties that are either sold or classified as held for sale are presented as discontinued operations for all periods presented in the consolidated statements of income. Interest on debt that can be identified as specifically attributed to these properties is included in discontinued operations. We do not have significant continuing involvement in the operations of any of our disposed properties.

Cash and Cash Equivalents

Cash and cash equivalents include investments readily convertible to known amounts of cash with original maturities of 90 days or less.

Restricted Cash

Restricted cash at December 31, 2009 and December 31, 2008 consisted of $19.2 million and $18.8 million, respectively, in funds escrowed for tenant security deposits, real estate tax, insurance and mortgage escrows and escrow deposits required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Assets and Liabilities Measured at Fair Value

For assets and liabilities measured at fair value on a recurring basis, quantitative disclosures about the fair value measurements are required to be disclosed separately for each major category of assets and liabilities. The only assets or liabilities we had at December 31, 2009 and 2008 that are recorded at fair value on a recurring basis are the assets held in the Supplemental Executive Retirement Program ("SERP") and the interest rate hedge contracts. We base the valuations related to these items on assumptions derived from significant other observable inputs and accordingly these valuations fall into Level 2 in the fair value hierarchy. The fair values of these assets and liabilities at December 31, 2009 and 2008 are as follows (in millions):

	December 31, 2009				December 31, 2008			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:								
SERP	$1.1	$—	$1.1	$—	$0.6	$—	$0.6	$—
Liabilities:								
Derivatives	$1.8	$—	$1.8	$—	$2.3	$—	$2.3	$—

Derivative Instruments

In February 2008, we entered into an interest rate swap with a notional amount of $100 million that qualifies as a cash flow hedge. In May 2009, we entered into a forward interest rate swap with a notional amount of $100 million that qualifies as a cash flow hedge (see note 6 to the consolidated financial statements for further details). We enter into interest rate swaps to manage our exposure to variable rate interest risk. We do not purchase derivatives for speculation. Our cash flow hedges are recorded at fair value. We record the effective portion of changes in fair value of cash flow hedges in other comprehensive income. We record the ineffective portion of changes in fair value of cash flow hedges in earnings in the period affected. We assess the effectiveness of our cash flow hedges both at inception and on an ongoing basis. We deemed the hedges to be effective for the years ended December 31, 2009 and 2008, as applicable.

The fair value and balance sheet locations of the interest rate swaps as of December 31, 2009 and 2008, are as follows (in millions):

	December 31, 2009	December 31, 2008
	Fair Value	Fair Value
Accounts payable and other liabilities	$1.8	$2.3

The interest rate swaps have been effective since inception. The gain or loss on the effective swaps is recognized in other comprehensive income, as follows (in millions):

	Years Ended December 31,	
	2009	2008
	Fair Value	Fair Value
Change in other comprehensive income (loss)	$0.5	$(2.3)

Derivative instruments expose us to credit risk in the event of non-performance by the counterparty under the terms of the interest rate hedge agreement. We believe that we minimize our credit risk on these transactions by dealing with major, creditworthy financial institutions. As part of our ongoing control procedures, we monitor the credit ratings of counterparties and our exposure to any single entity, thus minimizing our credit risk concentration.

Stock Based Compensation

We currently maintain equity based compensation plans for trustees, officers and employees and previously also maintained option plans for trustees, officers and employees.

We recognized compensation expense for time-based share units ratably over the period from the service inception date through the vesting period based on the fair market value of the shares on the date of grant. We initially measure compensation expense for restricted performance-based share units at fair value at the grant date as payouts are probable, and we remeasure compensation expense at subsequent reporting dates until all of the award's key terms and conditions are known and a vesting has occurred. We amortize such performance-based share units to expense over the performance period. However, we measure compensation expense for performance-based share units with market conditions based on the grant date fair value, as determined using a Monte Carlo simulation, and we amortize the expense ratably over the requisite service period, regardless of whether the market conditions are achieved and the awards ultimately vest. Compensation expense for the trustee grants which fully vest immediately, is fully recognized upon issuance based upon the fair market value of the shares on the date of grant.

We previously issued stock options to officers, non-officer key employees and trustees. We last issued stock options to officers in 2002, to non-officer key employees in 2003 and to trustees in 2004. We issued all stock options prior to the adoption of SFAS No. 123(R) and accounted for the stock options in accordance with APB No. 25, whereby if options are priced at fair market value or above at the date of grant and if other requirements are met then the plans are considered fixed and no compensation expense is recognized. Accordingly, we have recognized no compensation cost for stock options.

Earnings per Common Share

We determine "Basic earnings per share" using the two-class method as our unvested restricted share awards have non-forfeitable rights to dividends, and are therefore considered participating securities. We compute basic earnings per share by dividing net income attributable to the controlling interest less the allocation of undistributed earnings to unvested restricted share awards and units by the weighted-average number of common shares outstanding for the period.

We also determine "Diluted earnings per share" under the two-class method with respect to the unvested restricted share awards. We further evaluate any other potentially dilutive securities at the end of the period and adjust the basic earnings per share calculation for the impact of those securities that are dilutive. Our dilutive earnings per share calculation includes the dilutive impact of employee stock options based on the treasury stock method and our performance share units under the contingently issuable method. The dilutive earnings per share calculation also considers our operating partnership units and 3.875% convertible notes under the if-converted method. The operating partnership units and 3.875% convertible notes were anti-dilutive for the years ended December 31, 2009, 2008 and 2007.

The following table sets forth the computation of basic and diluted earnings per share (amounts in thousands; except per share data):

	Year Ended December 31, 2009		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings:			
Income from continuing operations	$26,021	56,894	$ 0.46
Less: Net income attributable to noncontrolling interests	(203)	56,894	(0.01)
Allocation of undistributed earnings to unvested restricted share awards and units	(111)	56,894	—
Adjusted income from continuing operations attributable to the controlling interests	25,707	56,894	0.45
Income from discontinued operations, including gain on sale of real estate	14,927	56,894	0.26
Adjusted net income attributable to the controlling interests	40,634	56,894	0.71
Effect of dilutive securities:			
Employee stock options and performance share units	—	74	—
Diluted earnings:			
Adjusted income from continuing operations attributable to the controlling interests	25,707	56,968	0.45
Income from discontinued operations, including gain on sale of real estate	14,927	56,968	0.26
Adjusted net income attributable to the controlling interests	$40,634	56,968	$ 0.71

	Year Ended December 31, 2008		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings:			
Income from continuing operations	$ 7,889	49,138	$ 0.16
Less: Net income attributable to noncontrolling interests	(211)	49,138	(0.01)
Allocation of undistributed earnings to unvested restricted share awards and units	(98)	49,138	—
Adjusted income from continuing operations attributable to the controlling interests	7,580	49,138	0.15
Income from discontinued operations, including gain on sale of real estate	19,404	49,138	0.40
Adjusted net income attributable to the controlling interests	26,984	49,138	0.55
Effect of dilutive securities:			
Employee stock options and performance share units	—	79	—
Diluted earnings:			
Adjusted income from continuing operations attributable to the controlling interests	7,580	49,217	0.15
Income from discontinued operations, including gain on sale of real estate	19,404	49,217	0.40
Adjusted net income attributable to the controlling interests	$26,984	49,217	$ 0.55

	Year Ended December 31, 2007		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings:			
Income from continuing operations	$25,136	45,911	$ 0.55
Less: Net income attributable to noncontrolling interests	(217)	45,911	—
Allocation of undistributed earnings to unvested restricted share awards and units	(256)	45,911	(0.01)
Adjusted income from continuing operations attributable to the controlling interests	24,663	45,911	0.54
Income from discontinued operations, including gain on sale of real estate	32,532	45,911	0.71
Adjusted net income attributable to the controlling interests	57,195	45,911	1.25
Effect of dilutive securities:			
Employee stock options and performance share units	—	138	—
Diluted earnings:			
Adjusted income from continuing operations attributable to the controlling interests	24,663	46,049	0.53
Income from discontinued operations, including gain on sale of real estate	32,532	46,049	0.71
Adjusted net income attributable to the controlling interests	$57,195	46,049	$ 1.24

Accounting for Uncertainty in Income Taxes

We can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent that the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being recognized upon settlement.

We are subject to U.S. federal income tax as well as income tax of the states of Maryland and Virginia, and the District of Columbia. However, as a REIT, we generally are not subject to income tax on our net income distributed as dividends to our shareholders.

Tax returns filed for 2006 through 2009 tax years are subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Other Comprehensive Income (Loss)

We recorded other comprehensive loss of $1.8 million and $2.3 million as of December 31, 2009 and 2008, respectively, to account for the changes in valuation of the interest rate swaps.

3. Real Estate Investments

Continuing Operations

Our real estate investment portfolio, at cost, consists of properties located in Maryland, Washington, D.C. and Virginia as follows (in thousands):

	December 31,	
	2009	2008
Office	$1,024,938	$1,011,722
Medical office	394,804	367,651
Retail	267,932	266,897
Multifamily	319,375	316,837
Industrial/flex	304,466	301,734
	$2,311,515	$2,264,841

The amounts above reflect properties classified as continuing operations, which means they are to be held and used in rental operations (income producing property).

We have several properties in development. In the office segment, Dulles Station, Phase II remains in development. In the medical office segment, we have land under development at 4661 Kenmore Avenue. The cost of our real estate portfolio in development as of December 31, 2009 and 2008 is illustrated below (in thousands):

	December 31,	
	2009	2008
Office	$19,442	$18,453
Medical office	5,153	4,815
Retail	371	239
Multifamily	65	225
Industrial/flex	—	—
	$25,031	$23,732

Our results of operations are dependent on the overall economic health of our markets, tenants and the specific segments in which we own properties. These segments include general purpose office, medical office, retail, multifamily and industrial. All segments are affected by external economic factors, such as inflation, consumer confidence, unemployment rates, etc. as well as changing tenant and consumer requirements. Because the properties are located in the Washington metro region, the Company is subject to a concentration of credit risk related to these properties.

As of December 31, 2009 no single property or tenant accounted for more than 10% of total assets or total real estate rental revenue.

Properties we acquired during the years ending December 31, 2009, 2008 and 2007 are as follows:

Acquisition Date	Property	Type	Rentable Square Feet (unaudited)	Contract Purchase Price (in thousands)
August 13, 2009	Lansdowne Medical Office Building	Medical Office	87,000	$ 19,900
Total 2009			87,000	$ 19,900
February 22, 2008	6100 Columbia Park Road	Industrial/Flex	150,000	$ 11,200
May 21, 2008	Sterling Medical Office Building	Medical Office	36,000	6,500
September 3, 2008	Kenmore Apartments (374 units)	Multifamily	270,000	58,300
December 2, 2008	2445 M Street	Office	290,000	181,400
Total 2008			746,000	$257,400
February 8, 2007	270 Technology Park	Industrial/Flex	157,000	$ 26,500
March 1, 2007	Monument II	Office	205,000	78,200
March 9, 2007	2440 M Street	Medical Office	110,000	50,000
June 1, 2007	Woodholme Medical Office Building	Medical Office	125,000	30,800
June 1, 2007	Woodholme Center	Office	73,000	18,200
June 1, 2007	Ashburn Farm Office Park	Medical Office	75,000	23,000
August 16, 2007	CentreMed I & II	Medical Office	52,000	15,300
August 30, 2007	4661 Kenmore Avenue	Land for Development	n/a	3,750
December 4, 2007	2000 M Street	Office	227,000	73,500
Total 2007			1,024,000	$319,250

As discussed in note 2 to the consolidated financial statements, we record the acquired physical assets (land, building and tenant improvements), in-place leases (absorption, tenant origination costs, leasing commissions, and net lease intangible assets/liabilities), and any other liabilities at their fair values. Our sole 2009 acquisition, Lansdowne Medical Office Building, was vacant as of the acquisition date, so we did not acquire any absorption costs, leasing commissions, tenant origination costs or net intangible lease assets/liabilities during 2009.

We have allocated the total purchase price of the above acquisitions as follows (in millions):

	Allocation of Purchase Price		
	2009	2008	2007
Land	$ 1.3	$ 80.8	$ 43.0
Buildings	18.6	140.1	258.6
Tenant origination costs	—	10.4	11.8
Leasing commissions/absorption costs	—	18.2	17.7
Net lease intangible assets	—	1.8	0.4
Net lease intangible liabilities	—	(10.4)	(10.5)
Furniture, fixtures & equipment	—	1.0	—
Discount on assumed mortgage	—	10.1	—
Total[1]	$19.9	$252.0	$321.0

1 Additional settlement costs, closing costs and adjustments are included in the basis for 2008 and 2007.

A note receivable with a fair value of $7.3 million was acquired in conjunction with 2445 M Street and is recorded separately as a note receivable in accounts receivable and other assets on the consolidated balance sheets.

The difference in total 2008 contract purchase price of properties acquired of $257.4 million and the acquisition cost per the consolidated statements of cash flows of $168.2 million is primarily the $101.9 million mortgage note assumed, offset by cash escrow accounts acquired totaling $11.4 million, both related to the 2445 M Street purchase. The remaining difference of $1.3 million is for additional settlement costs, closing costs and non-cash adjustments on all 2008 acquisitions. The difference in total 2007 contract purchase price of properties acquired of $319.3 million and the acquisition cost per the consolidated statements of cash flows of $294.2 million is the $26.8 million in mortgages assumed on the acquisitions of Woodholme Medical Office Building, Woodholme Center and Ashburn Farm Office Park, offset by $1.7 million for additional settlement costs, closing costs and adjustments on all acquisitions.

Discontinued Operations

We dispose of assets (sometimes using tax-deferred exchanges) that no longer meet our long-term strategy or return objectives and where market conditions for sale are favorable. The proceeds from the sales may be reinvested into other properties, used to fund development operations or to support other corporate needs, or distributed to our shareholders. Properties are considered held for sale when they meet specified criteria (see note 2—Discontinued Operations). Depreciation on these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. We have one property classified as held for sale at December 31, 2009 and five as held for sale at December 31, 2008, as follows (in thousands):

	December 31,	
	2009	2008
Office property	$ —	$ 3,050
Multifamily property	—	17,227
Industrial/Flex properties	4,915	17,796
Total	$ 4,915	$ 38,073
Less accumulated depreciation	(1,074)	(11,339)
	$ 3,841	$ 26,734

Properties that were sold or classified as held for sale during the three years ending December 31, 2009 are as follows:

Disposition Date	Property	Type	Rentable Square Feet (unaudited)	Contract Sales Price (in thousands)	Gain on Sale (in thousands)
May 13, 2009	Avondale	Multifamily	170,000	$19,800	$ 6,700
July 23, 2009	Tech 100 Industrial Park	Industrial	166,000	10,500	4,100
July 31, 2009	Brandywine Center	Office	35,000	3,300	1,000
November 13, 2009	Crossroads Distribution Center	Industrial	85,000	4,400	1,500
	Charleston Business Center	Industrial	85,000	Held for sale	n/a
Total 2009			541,000	$38,000	$13,300
June 6, 2008	Sullyfield Center/The Earhart Building	Industrial	336,000	$41,100	$15,300
Total 2008			336,000	$41,100	$15,300
September 26, 2007	Maryland Trade Center I & II	Office	342,000	$58,000	$25,000
Total 2007			342,000	$58,000	$25,000

Charleston Business Center, an industrial property, met the criteria necessary for classification as held for sale as of March 31, 2009. Senior management has committed to, and actively embarked upon, a plan to sell this asset and the sale is expected to be completed within one year under terms usual and customary for such sales, with no indications that the plan will be significantly altered or abandoned. Depreciation on this property has been discontinued as of the date it was classified as held for sale, but operating revenues and expenses continue to be recognized until the date of sale. Under GAAP, revenues and expenses of properties that are classified as held for sale are treated as discontinued operations for all periods presented in the consolidated statements of income.

Operating results of the properties classified as discontinued operations are summarized as follows (in thousands):

	Operating Income for the Year Ending December 31,		
	2009	**2008**	**2007**
Revenues	$ 3,346	$ 8,496	$16,111
Property expenses	(1,362)	(3,128)	(5,940)
Depreciation and amortization	(405)	(1,239)	(2,661)
	$ 1,579	$ 4,129	$ 7,510

Operating income by each property classified as discontinued operations is summarized below (in thousands):

		Operating Income for the Year Ending December 31,		
Property	**Segment**	**2009**	**2008**	**2007**
Maryland Trade Center I & II	Office	$ —	$ —	$2,474
Sullyfield Center	Industrial	—	1,070	1,492
The Earhart Building	Industrial	—	421	754
Avondale	Multifamily	392	861	784
Charleston Business Center	Industrial	688	718	710
Tech 100 Industrial Park	Industrial	261	668	807
Brandywine Center	Office	85	192	195
Crossroads Distribution Center	Industrial	153	199	294
		$1,579	$4,129	$7,510

4. Mortgage Notes Payable

	December 31, 2009	December 31, 2008
On September 27, 1999, we executed a $50.0 million mortgage note payable secured by Munson Hill Towers, Country Club Towers, Roosevelt Towers, Park Adams Apartments and the Ashby of McLean. The mortgage bore interest at 7.14% per annum and interest only was payable monthly until October 1, 2009, at which time all unpaid principal and interest would have been payable in full. On July 1, 2009, we prepaid this mortgage note payable in its entirety without any prepayment penalties.	$ —	$ 50,000
On October 9, 2003, we assumed a $36.1 million mortgage note payable and a $13.7 million mortgage note payable as partial consideration for our acquisition of Prosperity Medical Center. The mortgages bear interest at 5.36% per annum and 5.34% per annum respectively. Principal and interest are payable monthly until May 1, 2013, at which time all unpaid principal and interest are payable in full.	44,975	45,811
On August 12, 2004, we assumed a $10.1 million mortgage note payable with an estimated fair value[1] of $11.2 million, as partial consideration for our acquisition of Shady Grove Medical Village II. The mortgage bears interest at 6.98% per annum. Principal and interest are payable monthly until December 1, 2011, at which time all unpaid principal and interest are payable in full.	9,688	9,992
On December 22, 2004, we assumed a $15.6 million mortgage note payable with an estimated fair value[1] of $17.8 million, and a $3.9 million mortgage note payable with an estimated fair value[1] of $4.2 million as partial consideration for our acquisition of Dulles Business Park. The mortgages bear interest at 7.09% per annum and 5.94% per annum, respectively. Principal and interest are payable monthly until August 10, 2012, at which time all unpaid principal and interest are payable in full.	18,969	19,610
On March 23, 2005, we assumed a $24.3 million mortgage note payable with an estimated fair value[1] of $25.0 million as partial consideration for our acquisition of Frederick Crossing. The mortgage bears interest at 5.95% per annum. Principal and interest are payable monthly until January 1, 2013, at which time all unpaid principal and interest are payable in full.	22,798	23,304
On April 13, 2006, we assumed a $5.7 million mortgage note payable as partial consideration for the acquisition of 9707 Medical Center Drive. The mortgage bears interest at 5.32% per annum. Principal and interest are payable monthly until July 1, 2028, at which time all unpaid principal and interest are payable in full.	5,121	5,278
On June 22, 2006, we assumed a $4.9 million mortgage note payable as partial consideration for the acquisition of Plumtree Medical Center. The mortgage bears interest at 5.68% per annum. Principal and interest are payable monthly until March 11, 2013, at which time all unpaid principal and interest are payable in full.	4,601	4,684
On July 12, 2006, we assumed an $8.8 million mortgage note payable as partial consideration for the acquisition of 15005 Shady Grove Road. The mortgage bears interest at 5.73% per annum. Principal and interest are payable monthly until March 11, 2013, at which time all unpaid principal and interest are payable in full.	8,313	8,468
On August 25, 2006, we assumed a $34.2 million mortgage note payable as partial consideration for the acquisition of 20-50 West Gude Drive. The mortgage bears interest at 5.86% per annum. Principal and interest are payable monthly until February 11, 2013, at which time all unpaid principal and interest are payable in full.	32,170	32,815
On August 25, 2006, we assumed a $23.1 million mortgage note payable as partial consideration for the acquisition of The Crescent and The Ridges. The mortgage bears interest at 5.82%[2] per annum. Principal and interest are payable monthly until August 11, 2033[2] at which time all unpaid principal and interest are payable in full. The note may be repaid without penalty on August 11, 2010.	21,888	22,277
On June 1, 2007, we assumed a $21.2 million mortgage note payable as partial consideration for the acquisition of Woodholme Medical Office Building. The mortgage bears interest at 5.29% per annum. Principal and interest are payable monthly until November 1, 2015, at which time all unpaid principal and interest are payable in full.	20,599	20,897
On June 1, 2007, we assumed a $3.1 million mortgage note payable and a $3.0 million mortgage note payable as partial consideration for our acquisition of the Ashburn Farm Office Park. The mortgages bear interest at 5.56% per annum and 5.69% per annum, respectively. Principal and interest are payable monthly until May 31, 2025 and July 31, 2023, respectively, at which time all unpaid principal and interest are payable in full.	5,073	5,291
On May 29, 2008, we executed three mortgage notes payable totaling $81.0 million secured by 3801 Connecticut Avenue, Walker House and Bethesda Hill. The mortgages bear interest at 5.71% per annum and interest only is payable monthly until May 31, 2016, at which time all unpaid principal and interest are payable in full.	81,029	81,029
On December 2, 2008, we assumed a $101.9 million mortgage note payable with an estimated fair value[1] of $91.7 million as partial consideration for the acquisition of 2445 M Street. The mortgage bears interest at 5.62% per annum. Interest is payable monthly until January 6, 2017, at which time all unpaid principal and interest are payable in full.	93,084	91,830
On February 2, 2009, we executed a $37.5 million mortgage note payable secured by Kenmore Apartments. The mortgage bears interest at 5.37% per annum. Principal and interest are payable monthly until March 1, 2019, at which time all unpaid principal and interest are payable in full.	37,143	—
	$405,451	$421,286

1 *The fair value of the mortgage notes payable was estimated upon acquisition by WRIT based upon market information and data, such as dealer quotes for instruments with similar terms and maturities. There is no notation when the fair value at the inception of the mortgage is the same as the carrying value.*

2 *If the loan is not repaid on August 11, 2010, from and after August 11, 2010, the interest rate adjusts to one of the following rates: (i) the greater of (A) 10.82% or (B) the Treasury Rate (determined as of August 11, 2010, and defined as the yield calculated using linear interpolation approximating the period from August 11, 2010 to August 11, 2033 on the basis of Federal Reserve Stat. Release H.15-Selected Interest Rates under the heading U.S. Governmental Security/Treasury Constant Maturities) plus 5%; or (ii) if the Note is an asset of an entity formed for purposes of securitization and pursuant thereto securities rated by a rating agency have been issued, then the rate will equal: the greater of (A) 7.82% or (B) the Treasury Rate plus 2%. Due to the probability that the mortgage will not be paid off on August 11, 2010, the date reflected in the future maturities schedule is August 11, 2033.*

Total carrying amount of the above mortgaged properties was $645.2 million and $666.0 million at December 31, 2009 and 2008, respectively. Scheduled principal payments during the five years subsequent to December 31, 2009 and thereafter are as follows (in thousands):

	Principal Payments
2010	$ 4,510
2011	13,788
2012	21,823
2013	107,123
2014	2,038
Thereafter	263,579
	412,861
Net discounts/premiums	(7,410)
Total	$405,451

5. Unsecured Lines of Credit Payable

As of December 31, 2009, we maintained a $75.0 million unsecured line of credit maturing in June 2011 ("Credit Facility No. 1") and a $262.0 million unsecured line of credit maturing in November 2010 ("Credit Facility No. 2").

Credit Facility No. 1

We had $28.0 million outstanding as of December 31, 2009 related to Credit Facility No. 1, and $1.4 million in letters of credit issued, with $45.6 million unused and available for subsequent acquisitions, capital improvements or general corporate purposes. We had no balance outstanding under this facility at December 31, 2008. During 2009, we borrowed $64.5 million to fund repurchases of convertible debt, fund the acquisition Lansdowne Medical Office Building and pay dividends. We repaid $36.5 million using proceeds from the May 2009 equity offering, equity issued under our sales agency financing agreement and property sales.

Borrowings under the facility bear interest at our option of LIBOR plus a spread based on the credit rating on our publicly issued debt or the higher of SunTrust Bank's prime rate and the Federal Funds Rate in effect plus 0.5%. The interest rate spread is currently 42.5 basis points. All outstanding advances are due and payable upon maturity in June 2011. Interest only payments are due and payable generally on a monthly basis. For the years ended December 31, 2009, 2008 and 2007, we recognized interest expense (excluding facility fees) of $40,300, $1,603,900 and $807,200, respectively, representing an average interest rate of 0.70%, 5.16% and 5.52%, respectively.

In addition, we pay a facility fee based on the credit rating of our publicly issued debt which currently equals 0.15% per annum of the $75.0 million committed capacity, without regard to usage. Rates and fees may be adjusted up or down based on changes in our senior unsecured credit ratings. For the years ended December 31, 2009, 2008 and 2007, we incurred facility fees of $114,100, $103,800 and $53,700, respectively.

Credit Facility No. 2

We had $100.0 million outstanding as of December 31, 2009 related to Credit Facility No. 2, and $0.9 million in letters of credit issued, with $161.1 million unused and available for subsequent acquisitions, capital improvements or general corporate purposes. $67.0 million was outstanding under this facility at December 31, 2008. During 2009, we borrowed $150.0 million to fund the repurchases of convertible debt, prepay a mortgage note payable and prepay the $100.0 million term loan. We repaid $117.0 million using proceeds from the May 2009 equity offering, equity issued under our sales agency financing agreement and property sales.

Advances under this agreement bear interest at our option of LIBOR plus a spread based on the credit rating of our publicly issued debt or the higher of Wells Fargo Bank's prime rate and the Federal Funds Rate in effect plus 0.5%. The interest rate spread is currently 42.5 basis points. However, the interest rate on the $100.0 million in borrowings used to prepay the term loan is effectively fixed by interest rate swaps (see note 6 to the consolidated financial statements). An interest rate swap currently fixes the interest rate at 3.375% (2.95% plus the 42.5 basis point spread) through February 19, 2010. When a forward interest rate swap becomes effective on February 20, 2010, we anticipate that the interest rate on the $100.0 million borrowing will be 2.525% (2.10% plus 42.5 basis points) through the forward interest rate swap's maturity date of November 1, 2011. All outstanding advances are due and payable upon maturity in November 2010. Interest only payments are due and payable generally on a monthly basis. For the years ended December 31, 2009, 2008 and 2007, we recognized interest expense (excluding facility fees) of $513,500, $3,049,000 and $4,579,000 representing an average interest rate of 1.81%, 4.94% and 5.77%, respectively.

Currently, Credit Facility No. 2 requires us to pay the lender a facility fee on the total commitment of 0.15% per annum. These fees are payable quarterly. For the years ended December 31, 2009, 2008 and 2007, we incurred facility fees of $396,900, $393,400 and $304,200, respectively.

Credit Facility No. 3

Credit Facility No. 3 was a $70.0 million line of credit that was terminated on June 29, 2007 and replaced by Credit Facility No. 1. At December 31, 2006, $28.0 million was outstanding under this facility, which was repaid during the first quarter of 2007 with proceeds from the $150 million 3.875% convertible notes issued in January 2007. Advances under this agreement bore interest at LIBOR plus a spread based on the credit rating on our publicly issued debt. Interest only payments were due and payable on a monthly basis. For the year ended December 31, 2007, we recognized interest expense (excluding facility fees) of $96,400, representing an average interest rate of 5.90% per annum.

From July 2005 through June 2007, Credit Facility No. 3 required us to pay the lender an annual facility fee on the total commitment of 0.15%, per annum. These fees were payable quarterly. For the year ended December 31, 2007, we incurred facility fees of $52,800.

Credit Facility No. 1 and No. 2 contain certain financial and non-financial covenants, all of which we have met as of December 31, 2009.

Information related to revolving credit facilities is as follows (in thousands):

	2009	2008	2007
Total revolving credit facilities at December 31	$337,000	$337,000	$275,000
Borrowings outstanding at December 31	128,000	67,000	192,500
Weighted average daily borrowings during the year	33,656	91,262	95,642
Maximum daily borrowings during the year	128,000	192,500	192,500
Weighted average interest rate during the year	1.62%	5.01%	5.73%
Weighted average interest rate at December 31	2.79%	1.48%	5.41%

6. Notes Payable

On February 20, 1998, we issued $50.0 million of 7.25% unsecured notes due February 25, 2028 at 98.653% to yield approximately 7.36%.

On March 17, 2003, we issued $60.0 million of 5.125% unsecured notes due March 2013. The notes bear an effective interest rate of 5.23%. Our total proceeds, net of underwriting fees, were $59.1 million. We used portions of the proceeds of these notes to repay advances on our lines of credit and to fund general corporate purposes.

On December 11, 2003, we issued $100.0 million of 5.25% unsecured notes due January 2014. The notes bear an effective interest rate of 5.34%. Our total proceeds, net of underwriting fees, were $99.3 million. We used portions of the proceeds of these notes to repay advances on our lines of credit.

On April 26, 2005, we issued $50.0 million of 5.05% unsecured notes due May 1, 2012 and $50.0 million of 5.35% unsecured notes due May 1, 2015, at effective yields of 5.064% and 5.359% respectively. The net proceeds from the sale of the notes of $99.1 million were used to repay borrowings under our lines of credit totaling $90.5 million and the remainder was used for general corporate purposes.

On October 6, 2005, we issued an additional $100.0 million of the series of 5.35% unsecured notes due May 1, 2015, at an effective yield of 5.49%. $93.5 million of the $98.1 million net proceeds from the sale of these notes was used to repay borrowings under our lines of credit and the remainder was used to fund general corporate purposes.

On June 6, 2006, we issued $100.0 million of 5.95% unsecured notes due June 15, 2011 at 99.951% of par, resulting in an effective interest rate of 5.96%. Our total proceeds, net of underwriting fees, were $99.4 million. We used the proceeds of these notes to repay advances on one of our lines of credit.

On July 26, 2006, we issued an additional $50.0 million of the series of 5.95% unsecured notes due June 15, 2011 at 100.127% of par, resulting in an effective yield of 5.92%. Our total proceeds, net of underwriting fees, were $50.2 million. We used the proceeds of these notes to repay borrowings under our lines of credit and to fund general corporate purposes.

On September 11, 2006, we issued $100.0 million of 3.875% convertible notes due September 15, 2026. On September 22, 2006, we issued an additional $10.0 million of the 3.875% convertible notes due September 15, 2026, upon the exercise by the underwriter of an over-allotment option granted by WRIT. The notes were issued at 99.5% of par. Our total proceeds, net of underwriting fees, were $106.7 million. We used the proceeds of these notes to repay borrowings under our lines of credit and to fund general corporate purposes.

On January 22, 2007, we issued an additional $135.0 million of the 3.875% convertible notes due September 15, 2026. On January 30, 2007, we issued an additional $15.0 million of the 3.875% convertible notes due September 15, 2026, upon the exercise by the underwriter of an over-allotment option granted by WRIT. The notes were issued at 100.5% of par. Our total proceeds, net of underwriting fees, were $146.0 million. We used the proceeds of these notes to fund the acquisition of 270 Technology Park and a portion of the acquisition of Monument II, to repay borrowings under our lines of credit and to fund general corporate purposes.

We recorded the 3.875% convertible notes in the consolidated balance sheets as notes payable less a component of the total debt, representing the conversion feature, which is bifurcated and recorded in equity. As a result, as of the inception of the 3.875% convertible notes, we classified $21.0 million of the 3.875% convertible notes' original carrying amount into shareholders' equity. We accrete to interest expense the resulting discount on the debt over the expected life of the debt. The effective rate on the 3.875% convertible notes after bifurcating the equity component reflects our nonconvertible debt borrowing rate at the inception of the 3.875% convertible notes, which was 5.875%.

The convertible notes are convertible into our common shares at the option of the holder, under specific circumstances or on or after July 15, 2026, at an initial exchange rate of 20.090 common shares per $1,000 principal amount of notes. This is equivalent to an initial conversion price of $49.78 per common share, which represents a 22% premium over the $40.80 closing price of our common shares at the time the September 2006 transaction was priced and a 21% premium over the $41.17 closing price of our common shares at the time the January 2007 transaction was priced. Holders may convert their notes into our common shares prior to the maturity date based on the applicable conversion rate during any fiscal quarter if the closing price of our common shares for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the immediate preceding fiscal quarter is more than 130% of the conversion price per common share on the last day of such preceding fiscal quarter. The initial conversion rate is subject to adjustment in certain circumstances including an adjustment to the rate if the quarterly dividend rate to common shareholders is in excess of $0.4125 per share. In addition, the conversion rate will be adjusted if we make distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common shares, to the extent such cash and the value of any such other consideration per common share validly tendered or exchanged exceeds the closing price of our common shares as defined in the note offering. Upon an exchange of notes, we will settle any amounts up to the principal amount of the notes in cash and the remaining exchange value, if any, will be settled, at our option, in cash, common shares or a combination thereof. The convertible notes could have a dilutive impact on our earnings per share calculation in the future. However, these convertible notes are not dilutive for the years ended December 31, 2009, 2008 and 2007, and are not included in our earnings per share calculations.

On or after September 20, 2011, we may redeem the convertible notes at a redemption price equal to the principal amount of the convertible notes plus any accrued and unpaid interest, if any, up to, but excluding, the purchase date. In addition, on September 15, 2011, September 15, 2016 and September 15, 2021 or following the occurrence of certain change in control transactions prior to September 15, 2011, holders of these notes may require us to repurchase the convertible notes for an amount equal to the principal amount of the convertible notes plus any accrued and unpaid interest thereon.

During 2009, we repurchased $109.7 million of the convertible notes at an average of 87.9% of par, resulting in a net gain on extinguishment of debt of $6.8 million, net of unamortized debt costs and debt discounts. During 2008, we repurchased $16.0 million of the convertible notes at 75.0% of par, resulting in a net gain on extinguishment of debt of $2.9 million, net of unamortized debt costs and debt discounts. No repurchases were made during 2007. As of December 31, 2009 and 2008, the amount outstanding on the convertible notes was $134.3 million and $244.0 million, respectively.

The interest expense recognized relating to the contractual interest coupon and relating to the amortization of the discount was as follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
Contractual interest coupon	$6.6	$10.1	$9.7
Amortization of the discount	$2.9	$ 4.3	$3.9

The carrying amount of the equity component as of December 31, 2009 and 2008 is $21.0 million. The net carrying amount of the principal is as follows (in thousands):

	December 31,	
	2009	2008
Principal, gross	$134,328	$244,000
Unamortized discount	(4,307)	(12,047)
Principal, net	$130,021	$231,953

The remaining discount is being amortized through September, 2011, on the effective interest method.

During the first quarter of 2008, we repaid the $60 million outstanding principal balance under our 6.74% 10-year Mandatory Par Put Remarketed Securities ("MOPPRS") notes. The total aggregate consideration paid to repurchase the notes was $70.8 million, which amount included the $8.7 million remarketing option value paid to the remarketing dealer and accrued interest paid to the holders. The loss on extinguishment of debt was $8.4 million, net of unamortized loan premium costs, upon settlement of these securities.

On February 21, 2008, we entered into a $100 million unsecured term loan (the "Term Loan") with Wells Fargo Bank, National Association. The Term Loan had a maturity date of February 19, 2010 and bore interest at our option of LIBOR plus 1.50% or Wells Fargo's prime rate.

On May 7, 2009, we entered into an agreement to modify the Term Loan with Wells Fargo, National Association to extend the maturity date from February 19, 2010 to November 1, 2011. This agreement also increased the interest rate on the Term Loan from LIBOR plus 1.50% to LIBOR plus 2.75%. To hedge our exposure to interest rate fluctuations on the Term Loan, we previously had entered into an interest rate swap on a notional amount of $100 million through the original maturity date of February 19, 2010. This interest rate swap had the effect of fixing the LIBOR portion of the interest rate on the term loan at 2.95% through February 2010. The interest rate after the agreement to extend the maturity date, taking into account the swap, was 5.70% (2.95% plus 275 basis points). On May 6, 2009, we entered into a forward interest rate swap on a notional amount of $100 million for the period from February 20, 2010 through the maturity date of November 1, 2011. This forward interest rate swap had the effect of fixing the LIBOR portion of the interest rate on the term loan at 2.10% from February 20, 2010 through November 1, 2011. The interest rate for that time period, taking into account the forward interest rate swap, would have been 4.85% (2.10% plus 275 basis points). The forward interest rate swap agreement is scheduled to settle contemporaneously with the maturity of the loan. These swaps qualify as cash flow hedges as discussed in note 2 to the consolidated financial statements.

On December 1, 2009, we prepaid the $100 million unsecured term loan using proceeds from our unsecured line of credit (see note 5 to the consolidated financial statements), incurring a loss on extinguishment of debt of $1.5 million. The interest rate swaps discussed in the preceding paragraph are now used to fix the current interest rate on the $100.0 million borrowing on our unsecured lines of credit at 3.375% (2.95% plus the 42.5 basis point spread on our unsecured lines of credit). When the forward interest rate swap becomes effective on February 20, 2010, we anticipate that the interest rate on the $100.0 million borrowing will be 2.525% (2.10% plus 42.5 basis points) through the forward interest rate swap's maturity date of November 1, 2011.

The following is a summary of our unsecured note and term loan borrowings (in thousands):

	December 31,	
	2009	2008
5.70% term loan due 2011	$ —	$100,000
5.95% notes due 2011	150,000	150,000
5.05% notes due 2012	50,000	50,000
5.125% notes due 2013	60,000	60,000
5.25% notes due 2014	100,000	100,000
5.35% notes due 2015	150,000	150,000
3.875% notes due 2026	134,328	244,000
7.25% notes due 2028	50,000	50,000
Discount on notes issued	(5,435)	(13,352)
Premium on notes issued	19	31
Total	$688,912	$890,679

The required principal payments excluding the effects of note discounts or premium for the remaining years subsequent to December 31, 2009 are as follows (in thousands):

2010	$ —
2011[1]	284,328
2012	50,000
2013	60,000
2014	100,000
Thereafter	200,000
	$694,328

1 *We reflect the 3.875% convertible notes as maturing in 2011 on this schedule due to the fact that we may redeem them at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest, if any, up to, but excluding, the purchase date on or after September 20, 2011. In addition, on September 15, 2011, September 15, 2016 and September 15, 2021 or following the occurrence of certain change in control transactions prior to September 15, 2011, holders of these notes may require us to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest thereon.*

Interest on these notes is payable semi-annually. These notes contain certain financial and non-financial covenants, all of which we have met as of December 31, 2009.

The covenants under our line of credit agreements require us to insure our properties against loss or damage in amounts customarily maintained by similar businesses or as they may be required by applicable law. The covenants for the notes require us to keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value. We have an insurance policy which has no terrorism exclusion, except for non-certified nuclear, chemical and biological acts of terrorism. Our financial condition and results of operations are subject to the risks associated with acts of terrorism and the potential for uninsured losses as the result of any such acts. Effective November 26, 2002, under this existing coverage, any losses caused by certified acts of terrorism would be partially reimbursed by the United States under a formula established by federal law. Under this formula the United States pays 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance provider, and insurers pay 10% until aggregate insured losses from all insurers reach $100 billion in a calendar year. If the aggregate amount of insured losses under this program exceeds $100 billion during the applicable period for all insured and insurers combined, then each insurance provider will not be liable for payment of any amount which exceeds the aggregate amount of $100 billion. On December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law and extends the program through December 31, 2014.

7. Share Options and Grants

2007 Plan

In March 2007, the WRIT Board of Trustees adopted, and in July 2007 WRIT shareholders approved, the Washington Real Estate Investment Trust 2007 Omnibus Long-Term Incentive Plan ("2007 Plan"). This plan replaced the Share Grant Plan, which expired on December 15, 2007, as well as the 2001 Stock Option Plan and Stock Option Plan for Trustees. The shares and options granted pursuant to the above plans are not affected by the adoption of the 2007 Plan. However, if an award under the Share Grant Plan is forfeited or an award of options granted under the Option Plans expires without being exercised, the shares covered by those awards will not be available for issuance under the 2007 Plan.

The 2007 Plan provides for the award to WRIT's trustees, officers and non-officer employees of restricted shares, restricted share units, options and other awards up to an aggregate of 2,000,000 shares over the ten year period in which the plan will be in effect. Restricted share units are converted into shares of our stock upon full vesting through the issuance of new shares. If an award under the 2007 Plan of restricted shares or restricted share units is forfeited or an award of options or any other rights granted under the 2007 Plan expires without being exercised, the shares covered by any such award would again become available for issuance under new awards.

Elected deferrals of short term incentive awards by officers are converted into restricted share units which vest immediately on the grant date and WRIT will match 25% of the deferred short term incentive in restricted share units, which vest at the end of three years. Dividends on these restricted share units are paid in the form of restricted share units valued based on the market value of WRIT's stock on the date dividends are paid. We granted 876 and 4,783 restricted share units to officers in 2008 and 2007, respectively, pursuant to elective short term incentive deferrals. During 2008, we granted 263 restricted share units on dividends. In 2009, we granted 458 restricted share units on dividends.

Total compensation expense recognized in the consolidated financial statements for all share based awards, including share grants, restricted share units and performance share units, in each of the three years ending 2009 was (in millions):

	Stock-based Compensation Expense
2007[1]	$2.7
2008[1]	$2.2
2009[1]	$2.0

1 2007 included $0.6 million related to the accelerated vesting of prior CEO share grant awards as required by FASB ASC 505-50 and 718-10 (formerly FAS 123(R), Share Based Payments). 2009 and 2008 included $0.1 million and $0.2 million, respectively, related to the accelerated vesting of departing Chief Financial Officer share grant and restricted unit awards.

Options

The previous Option Plans provided for the grant of qualified and non-qualified options. Options granted under the plans were granted with exercise prices equal to the market price on the date of grant, vested 50% after year one and 50% after year two and expire ten years following the date of grant. Options granted to trustees were granted with exercise prices equal to the market price on the date of grant and were fully vested on the grant date. As discussed in note 2 to the consolidated financial statements, we accounted for option awards in accordance with APB No. 25, and we have recognized no compensation cost for stock options. The last option awards to officers were in 2002, to non-officer key employees in 2003 and to trustees in 2004. The following chart details the previously issued and currently outstanding and exercisable stock options:

	2009		2008		2007	
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at January 1	317,000	$25.31	438,000	$24.40	451,000	$24.42
Granted	—	—	—	—	—	—
Exercised	(2,750)	$16.34	(119,000)	$22.12	(13,000)	$25.07
Expired/Forfeited	—	—	(2,000)	$17.59	—	—
Outstanding at December 31	314,250	$25.39	317,000	$25.31	438,000	$24.40
Exercisable at December 31	314,250	$25.39	317,000	$25.31	438,000	$24.40

The 314,250 options outstanding at December 31, 2009, all of which are exercisable, have exercise prices between $21.34 and $33.09, with a weighted-average exercise price of $25.39 and a weighted average remaining contractual life of 2.5 years. The aggregate intrinsic value of outstanding exercisable shares at December 31, 2009 was $0.7 million. The aggregate intrinsic value of options exercised was minimal in 2009 and $1.1 million and $0.1 million in 2008 and 2007, respectively. There were no options forfeited in 2009.

Share Grants, Restricted Share Units and Performance Share Units

We previously maintained a Share Grant Plan for officers, trustees and other members of management. In 2004 and 2005, we granted awards to officers and other members of management in the form of restricted shares. We valued the awards based on the fair market value at the date of grant. Shares vest ratably over a five year period from the date of grant.

Beginning in 2005, we changed annual long-term incentive compensation for trustees from options of 2,000 shares plus 400 restricted shares to $30,000 in restricted shares. In May 2007, we increased the value of the restricted shares awarded to trustees to $55,000. These shares vest immediately and are restricted from sale for the period of the trustee's service.

The 2007 Plan provides for the granting of restricted share units and performance share units to officers and other members of management, based upon various percentages of their salaries and their positions with WRIT. For officers, one-third of the award is in the form of restricted share units that vest 20% per year based upon continued employment and two-thirds of the award is in the form of performance share units subject to performance and market conditions. For other members of management,

100% of the award is in the form of restricted share units awarded based on one-year performance targets that vest ratably over five years from the grant date.

With respect to the officer performance share units that are subject to performance conditions, awards are based on three-year cumulative performance targets, for which targets will be set annually based on benchmarks with minimum and maximum payout thresholds. As the three-year cumulative performance targets are set independently each year, the grant date does not occur until all such targets are set and all of the significant terms of the award are known. Because payouts are probable, we estimate the compensation expense at each reporting period based on the current fair market value of the probable award, until the vesting occurs and as progress towards meeting target is known. We recognize the expense for such performance-based share units ratably over the three-year period with cumulative catch-up adjustments recorded in the current period. With respect to the officer performance share units that are subject to market conditions, awards are based on a cumulative three-year market target which is set at the beginning of the three-year period. We recognize compensation expense ratably over the three-year service period, based on the grant date fair value, as determined using a Monte Carlo simulation, and regardless of whether the market conditions are achieved and the awards ultimately vest. All performance share units awarded based on achievement of respective performance or market conditions cliff vest at the end of the three-year period. The program provides that participants who terminate prior to the end of the three-year performance period forfeit their entire portion of the award.

The following are tables of activity for the years ended December 31, 2009, 2008 and 2007 related to our share grants, restricted share units, and performance share units.

Share Grants

	2009		2008		2007	
	Shares	Wtd Avg Grant Fair Value	Shares	Wtd Avg Grant Fair Value	Shares	Wtd Avg Grant Fair Value
Vested at January 1	312,006	$29.21	271,650	$28.97	191,217	$27.17
Unvested at January 1	34,849	$35.04	62,530	$34.15	115,492	$33.16
Granted	14,427	$26.69	13,019	$26.05	27,571	$34.57
Vested during year	(47,283)	$32.59	(40,356)	$30.86	(80,433)	$32.85
Expired/Forfeited	(123)	$32.78	(344)	$32.70	(100)	$32.50
Unvested at December 31	1,870	$32.50	34,849	$35.04	62,530	$34.15
Vested at December 31	359,289	$29.66	312,006	$29.21	271,650	$28.97

The total fair value of shares vested during the years ending December 31, 2009, 2008 and 2007 is $1.1 million, $1.3 million and $2.9 million, respectively. As of December 31, 2009, the total compensation cost related to non-vested share awards not yet recognized was $36,300, which we expect to recognize over a weighted average period of 14 months.

Restricted Share Units

	2009		2008		2007	
	Shares	Wtd Avg Grant Fair Value	Shares	Wtd Avg Grant Fair Value	Shares	Wtd Avg Grant Fair Value
Vested at January 1	28,914	$35.00	8,154	$35.73	—	—
Unvested at January 1	106,562	$30.63	80,831	$34.35	21,877	$39.54
Granted	88,414	$26.67	49,004	$26.16	67,355	$32.85
Vested during year	(34,942)	$32.24	(20,760)	$34.71	(8,154)	$35.73
Expired/Forfeited	(1,628)	$29.54	(2,513)	$33.97	(247)	$39.54
Unvested at December 31	158,406	$28.08	106,562	$30.63	80,831	$34.35
Vested at December 31	63,856	$33.49	28,914	$35.00	8,154	$35.73

The total fair value of restricted share units vested during the years ending December 31, 2009, 2008 and 2007 is $0.8 million, $0.7 million and $0.3 million, respectively. The value of unvested restricted share units at December 31, 2009 was $4.1 million, which we expect to recognize as compensation cost over a weighted average period of 42 months.

Performance Share Units

Performance Share Units with Performance Conditions:

	2009		2008		2007	
	Shares	Wtd Avg Grant Fair Value	Shares	Wtd Avg Grant Fair Value	Shares	Wtd Avg Grant Fair Value
Vested at January 1	43,000	$30.41	—	$ —	—	$ —
Unvested at January 1	—	$ —	43,000	$30.41	—	$ —
Granted	90,000	$22.81	—	$ —	43,000	$30.41
Vested during year	(36,600)	$17.15	(43,000)	$30.41	—	$ —
Expired/Forfeited	—	$ —	—	$ —	—	$ —
Unvested at December 31	53,400	$26.69	—	$ —	43,000	$30.41
Vested at December 31	79,600	$24.31	43,000	$30.41	—	$ —

Performance Share Units with Market Conditions:

	2009	
	Shares	Wtd Avg Grant Fair Value
Vested at January 1	—	$ —
Unvested at January 1	—	$ —
Granted	37,000	$20.15
Vested during year	—	$ —
Expired/Forfeited	—	$ —
Unvested at December 31	37,000	$20.15
Vested at December 31	—	$ —

The total fair value of performance share units vested during the years ending December 31, 2009, 2008 and 2007 is $0.9 million, $1.4 million and $0.0 million, respectively. As of December 31, 2009, the future expected expense related to performance share units with performance conditions, estimated based on the probable number of performance share units expected to vest under the current plan, totaled $2.2 million, which we expect to recognize as compensation cost over a weighted average period of 21 months. As of December 31, 2009, the future expected expense related to performance share units with market conditions, totaled $0.5 million, which we expect to recognize over a weighted average period of 24 months.

We determine the fair value of performance share units that contain market conditions included in the chart above using a binomial model employing a Monte Carlo method as of the grant date. The market condition performance measurement is the cumulative three-year average total shareholder return relative to a defined population of 25 peer companies. The model evaluates the awards for changing total shareholder return over the term of vesting, relative to the peer group, and uses random simulations that are based on past stock characteristics as well as income growth and other factors for WRIT and each of the peer companies. There were no performance share units with market conditions prior to 2009. The following are the average assumptions used to the value awards granted as of December 31, 2009 and their respective determined fair value:

	2009 Awards
Expected volatility	33.4%
Risk-free interest rate	1.5%
Expected life (from grant date)	3.0 years
Price of underlying stock at measurement date	$17.15
Performance share unit grant date fair value	$20.15

We based the expected volatility upon the historical volatility of our monthly share closing prices. We based the risk-free interest rate used on U.S. Treasury constant maturity bonds on the measurement date with a maturity equal to the market condition performance period. We based the expected term on the market condition performance period.

8. Other Benefit Plans

We have a Retirement Savings Plan (the "401K Plan"), which permits all eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, we may make discretionary contributions on behalf of eligible employees. In each of the years ended December 31, 2009, 2008 and 2007, we made contributions to the 401K plan of $0.4 million.

We have adopted a non-qualified deferred compensation plan for the officers and members of the Board of Trustees. The plan allows for a deferral of a percentage of annual cash compensation and trustee fees. The plan is unfunded and payments are to be made out of the general assets of WRIT. During 2008 the prior Chief Executive Officer received a lump sum distribution of the present value of his deferred compensation. The deferred compensation liability was $0.9 million and $0.8 million at December 31, 2009 and 2008, respectively.

We established a Supplemental Executive Retirement Plan ("SERP") effective July 1, 2002 for the benefit of our prior Chief Executive Officer. Under this plan, upon the prior Chief Executive Officer's termination of employment from WRIT for any reason other than death, permanent and total disability, or discharge for cause, he is entitled to receive an annual benefit equal to his accrued benefit times his vested interest. We accounted for this plan in accordance with FASB ASC 715-30 (formerly SFAS No. 87, *Employers' Accounting for Pensions*), whereby we accrued benefit cost in an amount that resulted in an accrued balance at the end of the prior Chief Executive Officer's employment in June 2007 which was not less than the present value of the estimated benefit payments to be made. At December 31, 2009 the accrued benefit liability was $1.7 million. For the three years ended December 31, 2009, 2008 and 2007, we recognized current service cost of $124,000, $132,000 and $253,000, respectively. On December 31, 2006, we adopted the recognition and disclosure provisions of FASB ASC 715-20 (formerly SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans*). FASB ASC 715-20 required us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Because the prior Chief Executive Officer's SERP is unfunded, the adoption of FASB ASC 715-20 did not have an effect on our consolidated financial condition at December 31, 2006, or for any prior period presented and it will not affect our operating results in future periods. We currently have an investment in corporate owned life insurance intended to meet the SERP benefit liability since the Chief Executive Officer's retirement. Benefit payments to the prior Chief Executive Officer began in 2008.

In November 2005, the Board of Trustees approved the establishment of a SERP for the benefit of the officers, other than the prior Chief Executive Officer. This is a defined contribution plan under which, upon a participant's termination of employment from WRIT for any reason other than death, discharge for cause or total and permanent disability, the participant will be entitled to receive a benefit equal to the participant's accrued benefit times the participant's vested interest. We account for this plan in accordance with FASB ASC 710-10 (formerly EITF 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested)* and FASB ASC 320-10 (formerly SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*), whereby the investments are reported at fair value, and unrealized holding gains and losses are included in earnings. For the years ended December 31, 2009, 2008 and 2007, we recognized current service cost of $280,000, $311,000 and $245,000, respectively.

9. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management using available market information and established valuation methodologies, including discounted cash flow. Many of these estimates involve significant judgment. The estimated fair value disclosed may not necessarily be indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have an effect on the estimated fair value amounts. In addition, fair value estimates are made at a point in time and thus, estimates of fair value subsequent to December 31, 2009 may differ significantly from the amounts presented.

Below is a summary of significant methodologies used in estimating fair values and a schedule of fair values at December 31, 2009.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and commercial paper with original maturities of less than 90 days, which are valued at the carrying value, which approximates fair value due to the short maturity of these instruments.

Notes Receivable

The fair value of the notes is estimated based on quotes for debt with similar terms and characteristics or a discounted cash flow methodology using market discount rates if reliable quotes are not available.

Derivatives

The company reports its interest rate swap at fair value in accordance with GAAP, and thus the carrying value is the fair value.

Mortgage Notes Payable

Mortgage notes payable consist of instruments in which certain of our real estate assets are used for collateral. The fair value of the mortgage notes payable is estimated based primarily upon lender quotes for instruments with similar terms and maturities.

Lines of Credit Payable

Lines of credit payable consist of bank facilities which we use for various purposes including working capital, acquisition funding or capital improvements. The lines of credit advances are priced at a specified rate plus a spread. The carrying value of the lines of credit payable is estimated to be market value given the adjustable rate of these borrowings.

Notes Payable

The fair value of these securities is estimated based primarily on lender quotes for securities with similar terms and characteristics.

	2009		2008	
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents, including restricted cash	$ 30,373	$ 30,373	$ 30,697	$ 30,697
2445 M Street note receivable	$ 7,157	$ 8,995	$ 7,331	$ 7,331
Interest rate hedge liability	$ 1,757	$ 1,757	$ 2,335	$ 2,335
Mortgage notes payable	$405,451	$406,982	$421,286	$408,089
Lines of credit payable	$128,000	$128,000	$ 67,000	$ 67,000
Notes payable	$688,912	$693,620	$890,679	$712,763

10. Rentals under Operating Leases

Non-cancelable commercial operating leases provide for minimum rental income from continuing operations during each of the next five years and thereafter as follows (in millions):

	Rental Income
2010	$203.9
2011	177.0
2012	150.9
2013	128.3
2014	98.7
Thereafter	177.8
	$936.6

Apartment leases are not included as the terms are generally for one year. Most of these commercial leases increase in future years based on agreed-upon percentages or in some instances, changes in the Consumer Price Index. Percentage rents from retail centers, based on a percentage of tenants' gross sales, were $0.2 million, $0.4 million and $0.3 million in 2009, 2008 and 2007, respectively. Real estate tax, operating expense and common area maintenance reimbursement income from continuing operations was $36.6 million, $30.9 million and $24.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

11. Commitments and Contingencies

Development Commitments

At December 31, 2009 and 2008, we had various contracts outstanding with third parties in connection with our ongoing development projects. Remaining contractual commitments for development projects at December 31, 2009 were $0.6 million.

Litigation

We are involved from time to time in various legal proceedings, lawsuits, examinations by various tax authorities and claims that have arisen in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on our financial condition or results of operations.

Other

At December 31, 2009, we were contingently liable under unused letters of credit in the amounts of $885,000 and $815,000, related to our assumption of mortgage debt on Dulles Business Park and West Gude, respectively, to ensure the funding of certain tenant improvements and leasing commissions over the term of the debt. We were also contingently liable under unused letters of credit totaling $536,000 related to our development projects at Clayborne Apartments and Bennett Park, to ensure the complete installation of public improvements in accordance with the projects' related site plans.

12. Segment Information

We have five reportable segments: office, medical office, retail, multifamily and industrial/flex properties. Office buildings provide office space for various types of businesses and professions. Medical office buildings provide offices and facilities for a variety of medical services. Retail centers are typically neighborhood grocery store or drug store anchored retail centers. Multifamily properties provide rental housing for families throughout the Washington metropolitan area. Industrial/flex centers are used for flex-office, warehousing, services and distribution type facilities.

Real estate rental revenue as a percentage of the total for each of the five reportable operating segments is as follows:

	Year Ended December 31,		
	2009	2008	2007
Office	44%	42%	41%
Medical office	15%	16%	15%
Retail	14%	15%	17%
Multifamily	15%	13%	13%
Industrial/Flex	12%	14%	14%

The percentage of total income producing real estate assets, at cost, for each of the five reportable operating segments is as follows:

	December 31,	
	2009	2008
Office	44%	45%
Medical office	17%	16%
Retail	12%	12%
Multifamily	14%	14%
Industrial/Flex	13%	13%

The accounting policies of each of the segments are the same as those described in note 2 to the consolidated financial statements. We evaluate performance based upon operating income from the combined properties in each segment. Our reportable operating segments are consolidations of similar properties. GAAP requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing segments' performance. Net operating income is a key measurement of our segment profit and loss. Net operating income is defined as segment real estate rental revenue less segment real estate expenses.

The following table presents revenues and net operating income for the years ended December 31, 2009, 2008 and 2007 from these segments, and reconciles net operating income of reportable segments to net income as reported (in thousands):

	2009						
	Office	Medical Office	Retail	Multifamily	Industrial/ Flex	Corporate and Other	Consolidated
Real estate rental revenue	$136,457	$ 44,911	$ 41,821	$ 46,470	$ 37,270	$ —	$ 306,929
Real estate expenses	48,898	15,218	10,680	19,494	10,283	—	104,573
Net operating income	$ 87,559	$ 29,693	$ 31,141	$ 26,976	$ 26,987	$ —	$ 202,356
Depreciation and amortization							(94,042)
Interest expense							(75,001)
General and administrative							(13,906)
Other income							1,205
Gain on extinguishment of debt, net							5,336
Gain from non-disposal activities							73
Income from discontinued operations							1,579
Gain on sale of real estate							13,348
Net income							40,948
Less: Net income attributable to noncontrolling interests							(203)
Net income attributable to the controlling interests							$ 40,745
Capital expenditures	$ 14,200	$ 6,613	$ 1,270	$ 2,287	$ 2,967	$ 351	$ 27,688
Total assets	$926,433	$360,220	$225,548	$240,442	$251,986	$40,596	$2,045,225

	2008						
	Office	Medical Office	Retail	Multifamily	Industrial/ Flex	Corporate and Other	Consolidated
Real estate rental revenue	$118,293	$ 43,594	$ 40,987	$ 37,858	$ 37,959	$ —	$ 278,691
Real estate expenses	42,427	14,177	9,647	17,436	9,812	—	93,499
Net operating income	$ 75,866	$ 29,417	$ 31,340	$ 20,422	$ 28,147	$ —	$ 185,192
Depreciation and amortization							(85,659)
Interest expense							(75,041)
General and administrative							(12,110)
Other income							1,073
Loss on extinguishment of debt, net							(5,583)
Gain from non-disposal activities							17
Income from discontinued operations							4,129
Gain on sale of real estate							15,275
Net income							27,293
Less: Net income attributable to noncontrolling interests							(211)
Net income attributable to the controlling interests							$ 27,082
Capital expenditures	$ 15,594	$ 6,685	$ 3,075	$ 7,129	$ 4,789	$ 642	$ 37,914
Total assets	$952,112	$346,725	$230,917	$264,457	$268,689	$46,507	$2,109,407

	2007						
	Office	Medical Office	Retail	Multifamily	Industrial/ Flex	Corporate and Other	Consolidated
Real estate rental revenue	$101,987	$ 37,847	$ 41,512	$ 31,364	$ 36,189	$ —	$ 248,899
Real estate expenses	34,569	11,651	8,921	13,462	8,756	—	77,359
Net operating income	$ 67,418	$ 26,196	$ 32,591	$ 17,902	$ 27,433	$ —	$ 171,540
Depreciation and amortization							(68,364)
Interest expense							(66,336)
General and administrative							(14,882)
Other income							1,875
Gain from non-disposal activities							1,303
Income from discontinued operations							7,510
Gain on sale of real estate							25,022
Net income							57,668
Less: Net income attributable to noncontrolling interests							(217)
Net income attributable to the controlling interests							$ 57,451
Capital expenditures	$ 25,401	$ 4,639	$ 2,757	$ 3,578	$ 4,747	$ 3,200	$ 44,322
Total assets	$771,614	$345,202	$230,851	$209,448	$289,227	$50,676	$1,897,018

13. Selected Quarterly Financial Data (Unaudited)

The following table summarizes our financial data by quarter for 2009 and 2008 (in thousands, except for per share data):

	Quarter[1,2] First	Second	Third	Fourth
2009:				
Real estate rental revenue	$77,194	$76,262	$75,607	$77,866
Income from continuing operations	$10,199	$ 6,092	$ 4,229	$ 5,501
Net income	$10,900	$13,142	$ 9,603	$ 7,303
Net income attributable to the controlling interests	$10,851	$13,090	$ 9,550	$ 7,254
Income from continuing operations per share				
Basic	$ 0.19	$ 0.11	$ 0.07	$ 0.09
Diluted	$ 0.19	$ 0.11	$ 0.07	$ 0.09
Net income per share				
Basic	$ 0.20	$ 0.23	$ 0.16	$ 0.12
Diluted	$ 0.20	$ 0.23	$ 0.16	$ 0.12
2008:				
Real estate rental revenue	$68,489	$68,118	$69,798	$72,286
Income from continuing operations	$(4,204)	$ 3,532	$ 3,945	$ 4,616
Net income	$(2,667)	$20,003	$ 4,629	$ 5,328
Net income attributable to the controlling interests	$(2,724)	$19,950	$ 4,581	$ 5,275
Income from continuing operations per share				
Basic	$ (0.09)	$ 0.07	$ 0.08	$ 0.09
Diluted	$ (0.09)	$ 0.07	$ 0.08	$ 0.09
Net income per share				
Basic	$ (0.06)	$ 0.42	$ 0.09	$ 0.10
Diluted	$ (0.06)	$ 0.41	$ 0.09	$ 0.10

1 *With regard to per share calculations, the sum of the quarterly results may not equal full year results due to rounding.*
2 *The prior quarter results have been restated to conform to the current quarter presentation. Specifically, results related to properties sold or held for sale have been reclassified into discontinued operations.*

14. Shareholders' Equity

During the second quarter of 2008, we completed a public offering of 2.6 million common shares priced at $34.80 per share, raising $86.7 million in net proceeds. We used the net proceeds from the offering to repay borrowings under our lines of credit. During the fourth quarter of 2008, we completed a public offering of 1.725 million common shares priced at $35.00 per share, raising $57.6 million in net proceeds. We used the net proceeds from the offering to repay borrowings under our lines of credit and for general corporate purposes.

During the second quarter of 2009, we completed a public offering of 5.25 million common shares priced at $21.40 per share, raising $107.5 million in net proceeds. We used the net proceeds to repay a mortgage note payable, borrowings under our unsecured lines of credit and for general corporate purposes.

During the fourth quarter of 2009, we entered into a sales agency financing agreement with BNY Mellon Capital Markets, LLC relating to the issuance and sale of up to $250.0 million of the our common shares from time to time over a period of no more than 36 months, replacing a previous agreement made during the third quarter of 2008. Sales of our common shares are made at market prices prevailing at the time of sale. Net proceeds for the sale of common shares under this program are used for the repayment of borrowings under our lines of credit, acquisitions, and general corporate purposes. During 2009, we issued 2.0 million common shares at a weighted average price of $27.37 under this program, raising $53.8 million in net proceeds. During 2008, we issued 1.1 million common shares at a weighted average price of $36.15 under this program, raising $40.7 million in net proceeds.

We have a dividend reinvestment program, whereby shareholders may use their dividends and optional cash payments to purchase common shares. The common shares sold under this program may either be common shares issued by us or common shares purchased in the open market. Net proceeds under this program are used for general corporate purposes. During 2009, we issued 88,460 common shares at a weighted average price of $28.34 per share, raising $2.5 million in net proceeds. During 2008, we issued 125,348 common shares at a weighted average price of $32.75 per share, raising $4.1 million in net proceeds.

15. Subsequent Events

Subsequent events have been evaluated through February 26, 2010, the date of issuance for these consolidated financial statements and notes thereto.

Schedule III Consolidated Real Estate and Accumulated Depreciation

Properties	Location	Initial Cost[b] Land	Initial Cost[b] Buildings and Improvements	Net Improvements (Retirements) since Acquisition	Gross Amounts at Which Carried at December 31, 2009 Land	Gross Amounts at Which Carried at December 31, 2009 Buildings and Improvements	Total[c]	Accumulated Depreciation at December 31, 2009	Year of Construction	Date of Acquisition	Net Rentable Square Feet[e]	Units	Depreciation Life[d]
Multifamily Properties													
3801 Connecticut Ave[a]	DC	$ 420,000	$ 2,678,000	$ 7,478,000	$ 420,000	$ 10,156,000	$ 10,576,000	$ 7,453,000	1951	Jan 1963	179,000	308	30 Years
Roosevelt Towers	VA	$ 336,000	$ 1,996,000	$ 8,685,000	$ 336,000	$ 10,681,000	$ 11,017,000	$ 5,831,000	1964	May 1965	170,000	191	40 Years
Country Club Towers	VA	$ 299,000	$ 2,562,000	$ 12,993,000	$ 299,000	$ 15,555,000	$ 15,854,000	$ 7,307,000	1965	Jul 1969	163,000	227	35 Years
Park Adams	VA	$ 287,000	$ 1,654,000	$ 8,041,000	$ 287,000	$ 9,695,000	$ 9,982,000	$ 6,009,000	1959	Jan 1969	173,000	200	35 Years
Munson Hill Towers	VA	$ 322,000	$ 3,337,000	$ 13,653,000	$ 322,000	$ 16,990,000	$ 17,312,000	$ 10,284,000	1963	Jan 1970	259,000	279	33 Years
The Ashby at McLean	VA	$ 4,356,000	$ 17,102,000	$ 12,924,000	$ 4,356,000	$ 30,026,000	$ 34,382,000	$ 13,851,000	1982	Aug 1996	252,000	256	30 Years
Walker House Apt[a]	MD	$ 2,851,000	$ 7,946,000	$ 6,147,000	$ 2,851,000	$ 14,093,000	$ 16,944,000	$ 6,667,000	1971/03	Mar 1996	159,000	212	30 Years
Bethesda Hill Apt[a]	MD	$ 3,900,000	$ 13,412,000	$ 11,217,000	$ 3,900,000	$ 24,629,000	$ 28,529,000	$ 9,862,000	1986	Nov 1997	226,000	195	30 Years
Bennett Park	VA	$ 2,861,000	$ 917,000	$ 78,007,000	$ 4,774,000	$ 77,011,000	$ 81,785,000	$ 8,823,000	2007	Feb 2001	268,000	224	28 Years
The Clayborne	VA	$ 269,000	$ 0	$ 30,289,000	$ 699,000	$ 29,859,000	$ 30,558,000	$ 3,624,000	2008	Jun 2003	87,000	74	26 Years
The Kenmore[a]	DC	$ 28,222,000	$ 33,955,000	$ 324,000	$ 28,222,000	$ 34,279,000	$ 62,501,000	$ 1,708,000	1948	Sep 2008	270,000	374	30 Years
		$ 44,123,000	$ 85,559,000	$ 189,758,000	$ 46,466,000	$ 272,974,000	$ 319,440,000	$ 81,419,000			2,206,000	2,540	
Office Buildings													
1901 Pennsylvania Ave	DC	$ 892,000	$ 3,481,000	$ 13,740,000	$ 892,000	$ 17,221,000	$ 18,113,000	$ 12,026,000	1960	May 1977	97,000		28 Years
51 Monroe St	MD	$ 840,000	$ 10,869,000	$ 20,350,000	$ 840,000	$ 31,219,000	$ 32,059,000	$ 20,323,000	1975	Aug 1979	210,000		41 Years
515 King St	VA	$ 4,102,000	$ 3,931,000	$ 4,928,000	$ 4,102,000	$ 8,859,000	$ 12,961,000	$ 3,563,000	1966	Jul 1992	76,000		50 Years
The Lexington Bldg	MD	$ 1,180,000	$ 1,262,000	$ 2,097,000	$ 1,180,000	$ 3,359,000	$ 4,539,000	$ 1,597,000	1970	Nov 1993	46,000		50 Years
The Saratoga Bldg	MD	$ 1,464,000	$ 1,554,000	$ 2,949,000	$ 1,464,000	$ 4,503,000	$ 5,967,000	$ 2,344,000	1977	Nov 1993	58,000		50 Years
6110 Executive Blvd	MD	$ 4,621,000	$ 11,926,000	$ 9,944,000	$ 4,621,000	$ 21,870,000	$ 26,491,000	$ 12,072,000	1971	Jan 1995	198,000		30 Years
1220 19th St	DC	$ 7,803,000	$ 11,366,000	$ 4,168,000	$ 7,802,000	$ 15,535,000	$ 23,337,000	$ 7,636,000	1976	Nov 1995	102,000		30 Years
1600 Wilson Blvd	VA	$ 6,661,000	$ 16,742,000	$ 11,191,000	$ 6,661,000	$ 27,933,000	$ 34,594,000	$ 10,862,000	1973	Oct 1997	166,000		30 Years
7900 Westpark Dr	VA	$ 12,049,000	$ 71,825,000	$ 30,546,000	$ 12,049,000	$ 102,371,000	$ 114,420,000	$ 41,644,000	1972/86/99	Nov 1997	523,000		30 Years
600 Jefferson Plaza	MD	$ 2,296,000	$ 12,188,000	$ 4,328,000	$ 2,296,000	$ 16,516,000	$ 18,812,000	$ 6,014,000	1985	May 1999	112,000		30 Years
1700 Research Blvd	MD	$ 1,847,000	$ 11,105,000	$ 3,107,000	$ 1,847,000	$ 14,212,000	$ 16,059,000	$ 5,894,000	1982	May 1999	101,000		30 Years
Parklawn Plaza	MD	$ 714,000	$ 4,053,000	$ 1,054,000	$ 714,000	$ 5,107,000	$ 5,821,000	$ 1,939,000	1986	Nov 1999	40,000		30 Years
Wayne Plaza	MD	$ 1,564,000	$ 6,243,000	$ 7,658,000	$ 1,564,000	$ 13,901,000	$ 15,465,000	$ 4,227,000	1970	May 2000	91,000		30 Years
Courthouse Sq	VA	$ 0	$ 17,096,000	$ 3,664,000	$ 0	$ 20,760,000	$ 20,760,000	$ 7,284,000	1979	Oct 2000	113,000		30 Years
One Central Plaza	MD	$ 5,480,000	$ 39,107,000	$ 12,186,000	$ 5,480,000	$ 51,293,000	$ 56,773,000	$ 16,299,000	1974	Apr 2001	267,000		30 Years
Atrium Bldg	MD	$ 3,182,000	$ 11,281,000	$ 2,257,000	$ 3,182,000	$ 13,538,000	$ 16,720,000	$ 4,628,000	1980	July 2002	80,000		30 Years
1776 G St	DC	$ 31,500,000	$ 54,327,000	$ 1,934,000	$ 31,500,000	$ 56,261,000	$ 87,761,000	$ 14,601,000	1979	Aug 2003	263,000		30 Years
Albermarle Point	VA	$ 1,326,000	$ 18,211,000	$ 1,240,000	$ 1,326,000	$ 19,451,000	$ 20,777,000	$ 3,380,000	2001/03/05	July 2005	89,000		30 Years
Dulles Station I	VA	$ 9,467,000	$ 1,225,000	$ 42,586,000	$ 9,467,000	$ 43,811,000	$ 53,278,000	$ 3,260,000	2007	Dec 2005	180,000		30 Years
Dulles Station II[f]	VA	$ 15,001,000	$ 494,000	$ 3,586,000	$ 15,001,000	$ 4,080,000	$ 19,081,000	$ 0	n/a	Dec 2005	0		n/a
West Gude[a]	MD	$ 11,580,000	$ 43,240,000	$ 4,563,000	$ 11,580,000	$ 47,803,000	$ 59,383,000	$ 6,947,000	1984/86/88	Aug 2006	276,000		30 Years
The Crescent[a]	MD	$ 2,060,000	$ 9,451,000	$ 1,302,000	$ 2,061,000	$ 10,752,000	$ 12,813,000	$ 1,336,000	1989	Aug 2006	49,000		30 Years

Schedule III Consolidated Real Estate and Accumulated Depreciation (continued)

Properties	Location	Initial Cost[b] Land	Initial Cost[b] Buildings and Improvements	Net Improvements (Retirements) since Acquisition	Gross Amounts at Which Carried at December 31, 2009 Land	Gross Amounts at Which Carried at December 31, 2009 Buildings and Improvements	Total[c]	Accumulated Depreciation at December 31, 2009	Year of Construction	Date of Acquisition	Net Rentable Square Feet[e]	Units	Depreciation Life[d]
The Ridges[a]	MD	$ 4,058,000	$ 19,207,000	$ 905,000	$ 4,058,000	$ 20,112,000	$ 24,170,000	$ 2,589,000	1990	Aug 2006	104,000		30 Years
6565 Arlington Blvd	VA	$ 5,584,000	$ 23,195,000	$ 2,094,000	$ 5,584,000	$ 25,289,000	$ 30,873,000	$ 3,680,000	1967	Aug 2006	140,000		30 Years
Monument II	VA	$ 10,244,000	$ 65,205,000	$ 952,000	$ 10,244,000	$ 66,157,000	$ 76,401,000	$ 7,510,000	2000	Mar 2007	205,000		30 Years
Woodholme Ctr	MD	$ 2,194,000	$ 16,711,000	$ 1,044,000	$ 2,194,000	$ 17,755,000	$ 19,949,000	$ 1,746,000	1989	Jun 2007	73,000		30 Years
2000 M St	DC	$ 0	$ 61,101,000	$ 2,072,000	$ 0	$ 63,173,000	$ 63,173,000	$ 5,407,000	1971	Dec 2007	227,000		30 Years
2445 M St[a]	DC	$ 46,887,000	$ 106,743,000	$ 200,000	$ 46,887,000	$ 106,943,000	$ 153,830,000	$ 4,446,000	1986	Dec 2008	290,000		30 Years
		$194,596,000	$ 653,139,000	$196,645,000	$194,596,000	$ 849,784,000	$1,044,380,000	$213,254,000			4,176,000		
Medical Office													
Woodburn Medical Park I	VA	$ 2,563,000	$ 12,460,000	$ 3,441,000	$ 2,563,000	$ 15,901,000	$ 18,464,000	$ 5,833,000	1984	Nov 1998	71,000		30 Years
Woodburn Medical Park II	VA	$ 2,632,000	$ 17,574,000	$ 3,822,000	$ 2,632,000	$ 21,396,000	$ 24,028,000	$ 7,308,000	1988	Nov 1998	96,000		30 Years
8501 Arlington Blvd[a]	VA	$ 2,071,000	$ 26,317,000	$ 336,000	$ 2,071,000	$ 26,653,000	$ 28,724,000	$ 6,067,000	2000	Oct 2003	92,000		30 Years
8503 Arlington Blvd[a]	VA	$ 1,598,000	$ 25,850,000	$ 174,000	$ 1,598,000	$ 26,024,000	$ 27,622,000	$ 5,851,000	2001	Oct 2003	88,000		30 Years
8505 Arlington Blvd[a]	VA	$ 2,819,000	$ 19,680,000	$ 574,000	$ 2,819,000	$ 20,254,000	$ 23,073,000	$ 4,479,000	2002	Oct 2003	75,000		30 Years
Shady Grove Medical II[a]	MD	$ 1,995,000	$ 16,601,000	$ 198,000	$ 1,995,000	$ 16,799,000	$ 18,794,000	$ 3,211,000	1999	Aug 2004	66,000		30 Years
8301 Arlington Blvd	VA	$ 1,251,000	$ 6,589,000	$ 1,043,000	$ 1,251,000	$ 7,632,000	$ 8,883,000	$ 1,566,000	1965	Oct 2004	49,000		30 Years
Alexandria Prof Ctr	VA	$ 6,783,000	$ 19,676,000	$ 2,979,000	$ 6,783,000	$ 22,655,000	$ 29,438,000	$ 2,950,000	1968	Apr 2006	113,000		30 Years
9707 Medical Ctr Dr[a]	MD	$ 3,069,000	$ 11,777,000	$ 589,000	$ 3,069,000	$ 12,366,000	$ 15,435,000	$ 1,839,000	1994	Apr 2006	38,000		30 Years
15001 Shady Grove Rd	MD	$ 4,094,000	$ 16,410,000	$ 1,549,000	$ 4,094,000	$ 17,959,000	$ 22,053,000	$ 2,466,000	1999	Apr 2006	51,000		30 Years
15005 Shady Grove Rd[a]	MD	$ 4,186,000	$ 17,548,000	$ 129,000	$ 4,186,000	$ 17,677,000	$ 21,863,000	$ 2,259,000	2002	Jul 2006	52,000		30 Years
Plumtree Medical Ctr[a]	MD	$ 1,723,000	$ 5,749,000	$ 862,000	$ 1,723,000	$ 6,611,000	$ 8,334,000	$ 927,000	1991	Jun 2006	33,000		30 Years
2440 M St	DC	$ 12,500,000	$ 37,321,000	$ 3,452,000	$ 12,500,000	$ 40,773,000	$ 53,273,000	$ 4,733,000	1986/06	Mar 2007	110,000		30 Years
Woodholme Medical Ctr[a]	MD	$ 3,744,000	$ 24,587,000	$ 1,071,000	$ 3,744,000	$ 25,658,000	$ 29,402,000	$ 2,757,000	1996	Jun 2007	125,000		30 Years
Ashburn Farm Prof Ctr[a]	VA	$ 3,770,000	$ 19,200,000	$ 664,000	$ 3,770,000	$ 19,864,000	$ 23,634,000	$ 1,994,000	1998/00/02	Jun 2007	75,000		30 Years
CentreMed I & II	VA	$ 2,062,000	$ 12,506,000	$ 468,000	$ 2,062,000	$ 12,974,000	$ 15,036,000	$ 1,201,000	1998	Aug 2007	52,000		30 Years
4661 Kenmore Ave[f]	VA	$ 3,764,000	$ 0	$ 1,389,000	$ 5,153,000	$ 0	$ 5,153,000	$ 0	n/a	Aug 2007	0		n/a
Sterling Medical Office Bldg	VA	$ 970,000	$ 5,274,000	$ 376,000	$ 970,000	$ 5,650,000	$ 6,620,000	$ 464,000	1986	May 2008	36,000		30 Years
Lansdowne MOB	VA	$ 1,308,000	$ 18,778,000	$ 42,000	$ 1,308,000	$ 18,820,000	$ 20,128,000	$ 231,000	2009	Aug 2009	87,000		30 Years
		$ 62,902,000	$ 313,897,000	$ 23,158,000	$ 64,291,000	$ 335,666,000	$ 399,957,000	$ 56,136,000			1,309,000		
Retail Centers													
Takoma Park	MD	$ 415,000	$ 1,084,000	$ 96,000	$ 415,000	$ 1,180,000	$ 1,595,000	$ 1,090,000	1962	Jul 1963	51,000		50 Years
Westminster	MD	$ 519,000	$ 1,775,000	$ 9,429,000	$ 519,000	$ 11,204,000	$ 11,723,000	$ 5,035,000	1969	Sep 1972	151,000		37 Years
Concord Centre	VA	$ 413,000	$ 850,000	$ 3,297,000	$ 413,000	$ 4,147,000	$ 4,560,000	$ 2,672,000	1960	Dec 1973	76,000		33 Years
Wheaton Park	MD	$ 796,000	$ 857,000	$ 4,066,000	$ 796,000	$ 4,923,000	$ 5,719,000	$ 2,727,000	1967	Sep 1977	72,000		50 Years
Bradlee	VA	$ 4,152,000	$ 5,383,000	$ 7,879,000	$ 4,152,000	$ 13,262,000	$ 17,414,000	$ 7,956,000	1955	Dec 1984	168,000		40 Years
Chevy Chase Metro Plaza	DC	$ 1,549,000	$ 4,304,000	$ 4,198,000	$ 1,549,000	$ 8,502,000	$ 10,051,000	$ 4,731,000	1975	Sep 1985	49,000		50 Years
Montgomery Village Ctr	MD	$ 11,625,000	$ 9,105,000	$ 2,704,000	$ 11,625,000	$ 11,809,000	$ 23,434,000	$ 4,193,000	1969	Dec 1992	198,000		50 Years

Schedule III Consolidated Real Estate and Accumulated Depreciation (continued)

Properties	Location	Initial Cost[b] Land	Initial Cost[b] Buildings and Improvements	Net Improvements (Retirements) since Acquisition	Gross Amounts at Which Carried at December 31, 2009 Land	Gross Amounts Buildings and Improvements	Gross Amounts Total[c]	Accumulated Depreciation at December 31, 2009	Year of Construction	Date of Acquisition	Net Rentable Square Feet[e]	Units	Depreciation Life[d]
Shoppes of Foxchase	VA	$ 5,838,000	$ 2,979,000	$ 12,884,000	$ 5,838,000	$ 15,863,000	$ 21,701,000	$ 3,080,000	1960	Jun 1994	134,000		50 Years
Frederick County Sq	MD	$ 6,561,000	$ 6,830,000	$ 2,473,000	$ 6,561,000	$ 9,303,000	$ 15,864,000	$ 4,832,000	1973	Aug 1995	227,000		30 Years
800 S. Washington St	VA	$ 2,904,000	$ 5,489,000	$ 5,448,000	$ 2,904,000	$ 10,937,000	$ 13,841,000	$ 2,339,000	1951/55/59/90	Jun 1998	44,000		30 Years
Centre at Hagerstown	MD	$ 13,029,000	$ 25,415,000	$ 440,000	$ 13,029,000	$ 25,855,000	$ 38,884,000	$ 6,898,000	2000	Jun 2002	332,000		30 Years
Frederick Crossing[a]	MD	$ 12,759,000	$ 35,477,000	$ 559,000	$ 12,759,000	$ 36,036,000	$ 48,795,000	$ 6,344,000	1999–2003	Mar 2005	295,000		30 Years
Randolph Shopping Ctr	MD	$ 4,928,000	$ 13,025,000	$ 595,000	$ 4,928,000	$ 13,620,000	$ 18,548,000	$ 1,872,000	1972	May 2006	82,000		30 Years
Montrose Shopping Ctr	MD	$ 11,612,000	$ 22,410,000	$ 2,152,000	$ 11,612,000	$ 24,562,000	$ 36,174,000	$ 3,220,000	1970	May 2006	143,000		30 Years
		$ 77,100,000	$ 134,983,000	$ 56,220,000	$ 77,100,000	$ 191,203,000	$ 268,303,000	$ 56,989,000			2,022,000		
Industrial Properties													
Fullerton Business Ctr	VA	$ 950,000	$ 3,317,000	$ 1,295,000	$ 950,000	$ 4,612,000	$ 5,562,000	$ 2,388,000	1980	Sep 1985	104,000		50 Years
Charleston Business Ctr	MD	$ 2,045,000	$ 2,091,000	$ 779,000	$ 2,045,000	$ 2,870,000	$ 4,915,000	$ 1,075,000	1973	Nov 1993	85,000		50 Years
The Alban Business Ctr	VA	$ 878,000	$ 3,298,000	$ 796,000	$ 878,000	$ 4,094,000	$ 4,972,000	$ 1,940,000	1981/82	Oct 1996	87,000		30 Years
Ammendale Tech Park I	MD	$ 1,335,000	$ 6,466,000	$ 2,679,000	$ 1,335,000	$ 9,145,000	$ 10,480,000	$ 4,036,000	1985	Feb 1997	167,000		30 Years
Ammendale Tech Park II	MD	$ 862,000	$ 4,996,000	$ 2,022,000	$ 862,000	$ 7,018,000	$ 7,880,000	$ 3,124,000	1986	Feb 1997	107,000		30 Years
Pickett Industrial Park	VA	$ 3,300,000	$ 4,920,000	$ 1,955,000	$ 3,300,000	$ 6,875,000	$ 10,175,000	$ 2,937,000	1973	Oct 1997	246,000		30 Years
Northern VA Ind. Park	VA	$ 4,971,000	$ 25,670,000	$ 10,914,000	$ 4,971,000	$ 36,584,000	$ 41,555,000	$ 16,392,000	1968/91	May 1998	787,000		30 Years
8900 Telegraph Rd	VA	$ 372,000	$ 1,489,000	$ 179,000	$ 372,000	$ 1,668,000	$ 2,040,000	$ 713,000	1985	Sep 1998	32,000		30 Years
Dulles South IV	VA	$ 913,000	$ 5,997,000	$ 1,460,000	$ 913,000	$ 7,457,000	$ 8,370,000	$ 2,457,000	1988	Jan 1999	83,000		30 Years
Sully Sq	VA	$ 1,052,000	$ 6,506,000	$ 1,345,000	$ 1,052,000	$ 7,851,000	$ 8,903,000	$ 2,669,000	1986	Apr 1999	95,000		30 Years
Amvax	MD	$ 246,000	$ 1,987,000	$ 18,000	$ 246,000	$ 2,005,000	$ 2,251,000	$ 684,000	1986	Sep 1999	31,000		30 Years
Fullerton Industrial Ctr	VA	$ 2,465,000	$ 8,397,000	$ 663,000	$ 2,464,000	$ 9,061,000	$ 11,525,000	$ 2,225,000	1980/82	Jan 2003	137,000		30 Years
8880 Gorman Rd	MD	$ 1,771,000	$ 9,230,000	$ 322,000	$ 1,771,000	$ 9,552,000	$ 11,323,000	$ 1,892,000	2000	Mar 2004	141,000		30 Years
Dulles Business Park[a]	VA	$ 6,085,000	$ 50,504,000	$ 2,413,000	$ 6,084,000	$ 52,918,000	$ 59,002,000	$ 10,850,000	1999/04/05	Dec 04/Apr 05	324,000		30 Years
Albemarle Point Place	VA	$ 6,159,000	$ 40,154,000	$ 315,000	$ 6,159,000	$ 40,469,000	$ 46,628,000	$ 6,775,000	2001/03/05	Jul 2005	207,000		30 Years
Hampton	MD	$ 7,048,000	$ 16,223,000	$ 779,000	$ 7,048,000	$ 17,002,000	$ 24,050,000	$ 2,816,000	1989/05	Feb 2006	302,000		30 Years
9950 Business Pkwy	MD	$ 2,035,000	$ 9,236,000	$ 278,000	$ 2,035,000	$ 9,514,000	$ 11,549,000	$ 1,438,000	2005	May 2006	102,000		30 Years
270 Technology Park	MD	$ 4,704,000	$ 21,115,000	$ 815,000	$ 4,704,000	$ 21,930,000	$ 26,634,000	$ 2,570,000	1986/87	Feb 2007	157,000		30 Years
6100 Columbia Park Dr	MD	$ 4,724,000	$ 5,519,000	$ 1,324,000	$ 4,724,000	$ 6,843,000	$ 11,567,000	$ 466,000	1969	Feb 2008	150,000		30 Years
		$ 51,915,000	$ 227,115,000	$ 30,351,000	$ 51,913,000	$ 257,468,000	$ 309,381,000	$ 67,447,000			3,344,000		
Total		$430,636,000	$1,414,693,000	$496,132,000	$434,366,000	$1,907,095,000	$2,341,461,000	$475,245,000			13,057,000	2,540	

(a) At December 31, 2009, our properties were encumbered by non-recourse mortgage amounts as follows: $32,170,000 on West Gude Drive, $21,888,000 on The Ridges and The Crescent, $93,084,000 on 2445 M Street, $44,975,000 on Prosperity Medical Center, $9,688,000 on Shady Grove Medical Village, $5,121,000 on 9707 Medical Center Drive, $8,313,000 on 15005 Shady Grove Road, $4,601,000 on Plum Tree Medical Center, $20,599,000 on Woodholme Medical Center, $5,073,000 on Ashburn Farm Office Park II, $22,798,000 on Frederick Crossing, $35,399,000 on 3801 Connecticut Avenue, $16,531,000 on Walker House, $29,099,000 on Bethesda Hill, $18,969,000 on Dulles Business Park and $37,143,000 on The Kenmore.

(b) The purchase cost of real estate investments has been divided between land and buildings and improvements on the basis of management's determination of the fair values.

(c) At December 31, 2009, total land, buildings and improvements are carried at $2,507,428,000 for federal income tax purposes.

(d) The useful life shown is for the main structure. Buildings and improvements are depreciated over various useful lives ranging from 3 to 50 years.

(e) Residential properties are presented in gross square feet.

(f) As of December 31, 2009, WRIT had under development an office project with 360,000 square feet of office space and a parking garage to be developed in Herndon, VA (Dulles Station Phase II). WRIT also held a 0.8 acre parcel of land at 4661 Kenmore for future medical office development. Additionally, WRIT had investments in various smaller development or redevelopment projects. The total land value not yet placed in service of our development projects at December 31, 2009 was $20.2 million.

Summary of Real Estate Investments and Accumulated Depreciation

The following is a reconciliation of real estate assets and accumulated depreciation for the years ended December 31, 2009, 2008 and 2007:

(in thousands)	**2009**	**2008**	**2007**
Real estate assets			
Balance, beginning of period	$2,326,646	$2,093,268	$1,716,457
Additions—property acquisitions[1]	20,086	219,380	313,355
—improvements[1]	30,399	45,105	106,805
Deductions—write-off of disposed assets	(2,451)	(1,004)	(454)
Deductions—property sales	(33,219)	(30,103)	(42,895)
Balance, end of period	$2,341,461	$2,326,646	$2,093,268
Accumulated depreciation			
Balance, beginning of period	$ 406,241	$ 338,468	$ 290,003
Additions—depreciation	82,022	75,254	62,274
Deductions—write-off of disposed assets	(2,451)	(1,004)	(454)
Deductions—property sales	(10,567)	(6,477)	(13,355)
Balance, end of period	$ 475,245	$ 406,241	$ 338,468

1 *Includes non-cash accruals for capital items and assumed mortgages.*

Exhibit 31a Certification

I, George F. McKenzie, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Washington Real Estate Investment Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ George F. McKenzie

George F. McKenzie
Chief Executive Officer

Exhibit 31b Certification

I, Laura M. Franklin, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Washington Real Estate Investment Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ Laura M. Franklin

Laura M. Franklin
Executive Vice President
Accounting, Administration and
Corporate Secretary

Exhibit 31c Certification

I, William T. Camp, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Washington Real Estate Investment Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ William T. Camp

William T. Camp
Chief Financial Officer

Exhibit 32 Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, the President and Chief Executive Officer, the Executive Vice President Accounting, Administration and Corporate Secretary, and the Chief Financial Officer of Washington Real Estate Investment Trust ("WRIT"), each hereby certifies on the date hereof, that:

(a) the Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of WRIT.

Dated: March 12, 2010

/s/ George F. McKenzie
George F. McKenzie
President & CEO

Dated: March 12, 2010

/s/ Laura M. Franklin
Laura M. Franklin
Executive Vice President
Accounting, Administration and
Corporate Secretary

Dated: March 12, 2010

/s/ William T. Camp
William T. Camp
Chief Financial Officer

Corporate Information

Corporate Headquarters
Washington Real Estate Investment Trust
6110 Executive Boulevard, Suite 800
Rockville, Maryland 20852-3927
301.984.9400
800.565.9748
Fax 301.984.9610
www.writ.com

Counsel
Arent Fox LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5339

Independent Registered Public Accounting Firm
Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

Annual Meeting
WRIT will hold its annual meeting of stockholders on May 18, 2010, at 11:00 a.m. at the Bethesda North Marriott Hotel & Conference Center, 5701 Marinelli Road, North Bethesda, Maryland.

WRIT Direct
WRIT's dividend reinvestment plan permits cash investment of up to the amount specified in the plan, plus dividends, and is IRA eligible.

Stock Information
WRIT is traded on the New York Stock Exchange. The symbol listed in the newspaper is WRIT. The trading symbol is WRE.

Member
National Association of
Real Estate Investment Trusts®
1875 Eye Street, N.W., Suite 600
Washington, D.C. 20006-5413

Annual CEO Certification
WRIT submitted the CEO Certification required by the NYSE under Section 303A.12(a) without qualifications.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return (assumes reinvestment of dividends) on WRIT shares with the cumulative total return of companies making up the Standard & Poor's 500 Stock Index and the MSCI US REIT Index. The MSCI US REIT Index is a total-return index representing approximately 85% of the US REIT universe.

Comparison of Five Year Cumulative Total Return



$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
WRIT
MSCI US REIT Index
S&P 500


WRIT
REAL ESTATE
INVESTMENT
TRUST
WRE
LISTED
NYSE
NYSE Euronext
INVESTED FOR FIFTY YEARS
50
SINCE 1960
JANUARY
8
FRIDAY

On January 8, 2010, WRIT commenced its 50th year by ringing the closing bell at the New York Stock Exchange. At the ceremony, Edmund B. Cronin, Jr., Chairman, and George F. "Skip" McKenzie, President and Chief Executive Officer, were joined by members of management and the Board of Trustees. Founded in 1960, WRIT is the oldest publicly traded REIT formed under the landmark Real Estate Investment Trust Act, enabling small and retail investors to more easily participate in large-scale, income-producing real estate investments.

Officers

George F. McKenzie
President and
Chief Executive Officer

Laura M. Franklin
Executive Vice President
Accounting, Administration
and Corporate Secretary

William T. Camp
Executive Vice President
and Chief Financial Officer

Thomas C. Morey
Senior Vice President
and General Counsel

Michael S. Paukstitus
Senior Vice President,
Real Estate

Thomas L. Regnell
Senior Vice President,
Acquisitions

James B. Cederdahl
Managing Director,
Property Management

David A. DiNardo
Managing Director,
Leasing

Trustees

Returns

$10,000 invested in WRIT since December 31, 1971, with dividends reinvested, would be worth $2,818,765 as of December 31, 2009.



$3,000,000
$2,000,000
$1,000,000
1971
2009

ANNUALIZED COMPOUND
TOTAL RETURN

WRIT	16.0%
NAREIT Equity	11.6%
S&P 500	9.8%

PRICE RETURN

WRIT	8.9%
NASDAQ	8.2%
DJIA	6.7%

Source: Bloomberg, www.nareit.com, WRIT

WRIT | WASHINGTON REAL ESTATE INVESTMENT TRUST

6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852-3927 301.984.9400 800.565.9748 Fax 301.984.9610 www.writ.com

WRIT | WASHINGTON REAL ESTATE INVESTMENT TRUST

April 5, 2010

Dear Shareholder,

You are cordially invited to attend the Annual Meeting of Shareholders of Washington Real Estate Investment Trust to be held on Tuesday, May 18, 2010. The formal Notice of the meeting and a Proxy Statement describing the proposals to be voted upon are enclosed.

The Board of Trustees has nominated three individuals for election as trustees at the meeting and recommends that shareholders vote in favor of their election. In addition to the election of the trustees, we are recommending the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2010.

Regardless of the number of shares you own, your vote is important. Please read the Proxy Statement, then complete, sign and return your Proxy Card in the enclosed envelope. You may also vote via telephone or the Internet. Just follow the instructions on the enclosed card.

Best Regards,

/s/ Edmund B. Cronin, Jr.

Edmund B. Cronin, Jr.
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 18, 2010

This Proxy Statement and our 2009 Annual Report to Shareholders are available at http://www.writ.com/proxy.

6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852
Telephone 301-984-9400 – *Facsimile* 301-984-9610 – *Website* www.writ.com

WASHINGTON REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 5, 2010

Dear Shareholder,

The Annual Meeting of the Shareholders of Washington Real Estate Investment Trust will be held at the **Bethesda North Marriott Hotel & Conference Center, 5701 Marinelli Road, North Bethesda, Maryland** (Northwest corner of Rockville Pike and Marinelli Rd., across the street from the White Flint Metro Stop) on Tuesday, May 18, 2010 at 11:00 a.m., for the following purposes:

1. To elect three trustees;
2. To consider and vote upon ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2010; and
3. To transact such other business as may properly come before the meeting.

The trustees have fixed the close of business on March 15, 2010 as the record date for determining holders of shares entitled to notice of and to vote at the Annual Meeting.

Our Annual Report, Proxy Statement and a Proxy Card are enclosed with this Notice.

You are requested, whether or not you plan to be present at the Annual Meeting, to sign and promptly return the Proxy Card in the enclosed business reply envelope. Alternatively, you may authorize a proxy to vote by telephone or the Internet, if you prefer. To do so, you should follow the instructions on the enclosed Proxy Card.

Sincerely,

/s/ Laura M. Franklin

Laura M. Franklin
Corporate Secretary

TABLE OF CONTENTS

WASHINGTON REAL ESTATE INVESTMENT TRUST
6110 Executive Boulevard, Suite 800
Rockville, Maryland 20852

PROXY STATEMENT

General

This Proxy Statement is furnished by the Board of Trustees (the "Board") of Washington Real Estate Investment Trust, a Maryland real estate investment trust ("WRIT," "we" or "us"), in connection with its solicitation of proxies for exercise at the Annual Meeting of Shareholders on May 18, 2010 and at any and all adjournments or postponements thereof. Mailing of this Proxy Statement, the form of Proxy Card and our Annual Report will commence on or about April 5, 2010 to shareholders of record as of the close of business on March 15, 2010.

Voting Matters

All properly executed proxies will be voted in accordance with the instructions contained therein. If no instructions are specified, proxies will be voted FOR the election of the trustee nominees listed on the Proxy Card and FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2010. All proxies will be voted in the discretion of the proxy holders on any other matter to come before the meeting, unless otherwise instructed on the Proxy Card.

Abstentions and broker non-votes (unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the beneficial owners of the shares), if any, are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting. For purposes of the election of trustees and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2010, abstentions and broker non-votes, if any, will have the same effect as votes against such proposals. The enclosed form of Proxy Card may be revoked by the shareholder at any time prior to its exercise at the Annual Meeting by submitting, to the Corporate Secretary, a duly executed Proxy Card bearing a later date or by attending the Annual Meeting and voting in person or signing a written revocation of the Proxy Card.

If you hold your shares in "street name" (that is, through a broker or other nominee), you should instruct your broker or nominee how to vote your shares by following the directions provided by your broker or nominee.

Our voting securities consist of shares of beneficial interest, $0.01 par value per share ("Shares"), of which 59,862,179 Shares were issued and outstanding at the close of business on March 15, 2010. WRIT has no other class of voting security. Each Share outstanding on March 15, 2010 will be entitled to one vote. Shareholders do not have cumulative voting rights.

BOARD OF TRUSTEES AND MANAGEMENT

Board and Committee Matters

General

The Board consists of nine trustees divided into three classes of three trustees each. The terms of the trustees continue until the Annual Meetings to be held in 2010, 2011 and 2012, and until their respective successors are duly elected and qualify. At each Annual Meeting, trustees are elected for a term of three years and until their successors are duly elected and qualify. WRIT's Bylaws provide that no person shall be nominated for election as a trustee after his or her 72nd birthday, except under circumstances set forth in the Bylaws.

The Board held ten meetings in 2009. During 2009, each incumbent trustee attended at least 75% of the total number of meetings of the Board and committees on which he or she served during 2009. WRIT's non-management trustees meet without management at regularly scheduled executive sessions that are presided over by Mr. McDaniel, the Chairman of the Corporate Governance/Nominating Committee. In 2009, the Board met in executive session without the Chief Executive Officer six times.

The Board has determined that all trustees, with the exceptions of Mr. Cronin and Mr. McKenzie, are "independent" as that term is defined in the applicable listing standards of the New York Stock Exchange. In making this determination with respect to Ms. White, the Board noted that she is a partner of one of our outside real estate counsel. However, the Board concluded that because WRIT's payments to such counsel (which totaled $9,527 in 2009) are not material to the firm or WRIT, the relationship does not constitute a material relationship with WRIT.

The Board provides a process for shareholders and other interested parties to send communications to the entire Board, or any of the trustees. Shareholders and interested parties may send these written communications c/o Corporate Secretary, Washington Real Estate Investment Trust, 6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852. All communications will be compiled by the Corporate Secretary and submitted to the Board or the trustees on a periodic basis.

All members of the Board attended the Annual Meeting in 2009. The Board does not have a formal written policy requiring trustees to attend the Annual Meeting, although trustees have traditionally attended.

Corporate Governance/Nominating Committee

The *Corporate Governance/Nominating Committee* held eleven meetings in 2009, reflecting the Corporate Governance/Nominating Committee's extensive activity in preparing and recommending new Corporate Governance Guidelines for Board approval, planning for the transition to an independent Chairman and reviewing and recommending new WRIT Bylaws for Board approval. The Corporate Governance/Nominating Committee members are Chairman McDaniel, Messrs. Civera, Derrick and Nason, and Ms. White. All members of the Corporate Governance/Nominating Committee are "independent," as that term is defined in the applicable listing standards of the New York Stock Exchange. The Corporate Governance/Nominating Committee performs the duties described in the Corporate Governance/Nominating Committee Charter adopted by the Board. The Corporate Governance/Nominating Committee Charter is available on our website, www.writ.com, and upon written request. Among other things, the Corporate Governance/Nominating Committee develops and recommends Corporate Governance Guidelines for Board approval and recommends nominees for election to the Board as outlined in the Corporate Governance/Nominating Committee Charter.

Trustee Selection Process

The Corporate Governance/Nominating Committee's process for the selection of trustee candidates, as it exists from time to time, is described in our Corporate Governance Guidelines. Set forth below is a summary of the process that the Corporate Governance/Nominating Committee currently utilizes for the selection of trustee candidates. The Corporate Governance/Nominating Committee may, in the future, modify this process or deviate from this process in connection with the selection of a particular trustee candidate.

- The Corporate Governance/Nominating Committee develops and maintains a list of potential candidates for Board membership on an ongoing basis. Corporate Governance/Nominating Committee members and other Board members may recommend potential candidates. In addition, shareholders may put forward potential candidates for the Corporate Governance/Nominating Committee's consideration by submitting candidates to the attention of the Corporate Governance/Nominating Committee at our executive offices in Rockville, Maryland. The Corporate Governance/Nominating Committee screens all potential candidates in the same manner regardless of the source of the recommendation.

- The Corporate Governance/Nominating Committee annually reviews the attributes, skill sets and other qualifications for potential candidates (see current attributes, skill sets and other qualifications below) and may modify them from time to time based upon the Corporate Governance/Nominating Committee's assessment of the needs of the Board and the skill sets required to meet those needs.
- When the Corporate Governance/Nominating Committee is required to recommend a candidate for nomination for election to the Board at an annual or special meeting of shareholders, or otherwise expects a vacancy on the Board to occur, it commences a candidate selection process by reviewing all potential candidates against the current attributes, skill sets and other qualifications to determine if a candidate is suitable for Board membership. If the Corporate Governance/Nominating Committee considers a candidate to be suitable based on this review, the Corporate Governance/Nominating Committee then conducts a more detailed review through examination of publicly available information. This examination includes consideration of the New York Stock Exchange independence requirement, the number of boards on which the candidate serves, the possible applicability of trustee interlocks, other requirements or prohibitions imposed by applicable laws, regulations or WRIT policies and practices, and any actual or potential conflicts of interest.
- The Corporate Governance/Nominating Committee then determines whether any candidate needs to be removed from consideration as a result of the detailed review. Thereafter, the Corporate Governance/ Nominating Committee determines a recommended priority among the remaining candidates for recommendation to the Board prior to direct discussion with any candidate.
- Following the Board's determination of a priority-ranked list of approved potential candidates, the Chairman of the Corporate Governance/Nominating Committee or, at his or her discretion, other trustees contact and interview the potential candidates in priority order. When a potential candidate indicates his or her willingness to accept nomination to the Board, the Board does not contact any further candidates. Subject to a final review of eligibility under WRIT policies and applicable laws and regulations using information supplied directly by the candidate, the Board then proceeds to nominate the candidate.

The Corporate Governance/Nominating Committee's minimum qualifications and specific qualities and skills required for trustees, as they exist from time to time, are also set forth in our Corporate Governance Guidelines. Our Corporate Governance Guidelines currently provide that each trustee candidate, at a minimum, should possess the following attributes: integrity, business judgment, credibility, collegiality, professional achievement, constructiveness and public awareness. Our Corporate Governance Guidelines also provide that, as a group, the independent trustees should possess the following skill sets and characteristics: financial acumen equivalent to the level of a public company chief financial officer or senior executive of a capital market, investment or financial services firm; operational or strategic acumen germane to the real estate industry, or another industry with similar characteristics; corporate governance acumen, gained through service as a senior officer or director of a publicly-owned corporation or comparable academic or other experience; and diversity in terms of both the gender and ethnicity of the individuals involved and their various experiences and areas of expertise.

Policy Regarding Diversity

The Board maintains a policy with regard to consideration of diversity in identifying trustee nominees. In October 2009, the Board revised our Corporate Governance Guidelines to add diversity as one of the four primary skill sets and characteristics that the independent trustees should possess as a group. As a result, consistent with this policy, the Corporate Governance/Nominating Committee specifically considers diversity as a factor in the selection of trustee nominees. As noted above, the Board defines diversity in our Corporate Governance Guidelines in terms of both the gender and ethnicity of the individuals involved and their various experiences and areas of expertise. The Board and the Corporate Governance/Nominating Committee both assess the policy to be effective insofar as it was actively incorporated into the deliberations of the Corporate Governance/Nominating Committee in the selection of a trustee candidate for the Annual Meeting. Nevertheless, since the policy was only adopted several months ago, the Board and the Corporate Governance/Nominating Committee believe that a more complete assessment of the effectiveness of the policy can only be achieved after the Corporate Governance/Nominating Committee has operated under the policy for a more extended period of time.

Compensation Committee

The *Compensation Committee* met three times in 2009. Compensation Committee members are Chairman Derrick, Messrs. Golden, McDaniel and Russell and Ms. White. All members of the Compensation Committee are "independent," as that term is defined in the applicable listing standards of the New York Stock Exchange. The Compensation Committee is responsible for making decisions and recommendations to the Board with respect to executive compensation. The Compensation Committee Charter is available on our website, www.writ.com, and upon written request.

Audit Committee

The *Audit Committee* met nine times in 2009. The Audit Committee members are Chairman Nason and Messrs. Civera, Golden, McDaniel and Russell. All members of the Audit Committee are "independent" as that term is defined in the applicable listing standards of the New York Stock Exchange. The Board has determined that each member of the Audit Committee qualifies as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission ("SEC"). The Audit Committee assists the Board in oversight of financial reporting, but the existence of the Audit Committee does not alter the responsibilities of WRIT's management and the independent accountant with respect to the accounting and control functions and financial statement presentation. For a more detailed description of the Audit Committee's duties and responsibilities, please refer to the "Audit Committee Report" on page 32 of this Proxy Statement. The Audit Committee Charter is available on our website, www.writ.com, and upon written request.

Retirement of Edmund B. Cronin, Jr. and Chairman Transition

On February 18, 2010, WRIT publicly announced the expected retirement of Mr. Cronin, our Chairman since 2000 and Chief Executive Officer from 1995 to 2007, upon the expiration of his current Board term at the Annual Meeting. WRIT also announced the Board's election of Mr. McDaniel as Chairman, effective upon the expiration of Mr. Cronin's current Board term at the Annual Meeting and the reelection of Mr. McDaniel.

The officers and trustees of WRIT wish to express their gratitude to Mr. Cronin for his leadership and vision during his tenure as Chief Executive Officer and Chairman of WRIT. As WRIT celebrates its 50th anniversary in business as the nation's oldest public real estate investment trust, we wish to acknowledge the special role Mr. Cronin has played in bringing us the success we have enjoyed for the past 15 of those 50 years.

Board Leadership Structure

As noted above, the Board is currently led by Mr. Cronin, who serves as Chairman. During 2009, the Board held extensive deliberations to plan for future Board leadership after the retirement of Mr. Cronin upon the expiration of his current Board term at the Annual Meeting. In its deliberations, the Board concluded that WRIT should maintain a Board leadership structure in which either the Chairman or a lead trustee is independent under the rules of the New York Stock Exchange. As a result, at the conclusion of the Board's deliberations, the Board adopted a new Corporate Governance Guideline setting forth its current policy on Board leadership. The new Corporate Governance Guideline, which was originally adopted by the Board on October 22, 2009 and later updated on February 18, 2010, is set forth below:

> *The Board annually elects one of its trustees as Chairman of the Board. On February 18, 2010, the Board elected a Chairman of the Board who is independent under the rules of the NYSE (with such election expected to be effective at WRIT's 2010 annual meeting of shareholders). In the future, the Chairman of the Board may or may not be an individual who is independent under the rules of the NYSE (and may or may not be the same individual as the Chief Executive Officer).*

At any time that the Chairman of the Board is not an individual who is independent under the rules of the New York Stock Exchange, the Board appoints a Lead Independent Trustee elected by the independent trustees. The Lead Independent Trustee has authority to:

- *preside at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent trustees;*
- *serve as a liaison between the Chairman of the Board and the independent trustees;*
- *approve information sent to the Board;*
- *approve meeting agendas for the Board;*
- *approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;*
- *call meetings of the independent trustees; and*
- *if requested by major shareholders, consult and directly communicate with such shareholders.*

As noted above, the Board has elected Mr. McDaniel as Chairman, effective upon the expiration of Mr. Cronin's current Board term at the Annual Meeting and the reelection of Mr. McDaniel. Mr. McDaniel is an independent trustee under the listing standards of the New York Stock Exchange and currently serves as the lead independent trustee under the Corporate Governance Guideline above. If Mr. McDaniel is not reelected to the Board, it is the Board's current intention to elect as Chairman another trustee who is independent under the New York Stock Exchange rules, consistent with the Corporate Governance Guideline above.

The Board believes the leadership structure described in its new Corporate Governance Guideline is appropriate because it ensures that the Board will have significant independent leadership regardless of whether, in the future, the Chairman is independent under the rules of the New York Stock Exchange.

Board Role in Risk Oversight

The Board has adopted a policy delineating the roles of the Board and its various committees in an ongoing risk oversight program for WRIT. As an initial matter, the Board considers actual risk monitoring and management to be a function appropriately delegated to WRIT management, with the Board and its committees functioning in only an oversight role. In this oversight role, the Board's policy provides that:

- the Board will coordinate all risk oversight activities of the Board and its committees, including appropriate coordination with WRIT's business strategy
- the Audit Committee will oversee financial reporting risk, risk relating to information technology systems and risk relating to REIT non-compliance
- the Compensation Committee will oversee financial risk, financial reporting risk and operational risk, in each case arising from WRIT's compensation plans
- the Corporate Governance/Nominating Committee will oversee executive succession risk and board function risk
- the Investment Committee (which is currently comprised of all of WRIT's trustees) will oversee risks related to WRIT's acquisitions, dispositions and developments
- the Pricing Committee (which is currently comprised of Messrs. Civera, Cronin and Golden) will assist the Board in overseeing financial risk
- the Board will oversee all other risks applicable to WRIT, including operational, catastrophic and financial risks that may be relevant to WRIT's business

Under its policy, the Board expects to involve the Audit Committee in its risk oversight functions as required by applicable New York Stock Exchange rules.

Trustee Compensation

General

For 2009, our seven non-employee trustees received an annual retainer of $35,000 plus $1,500 per committee meeting. In addition, on December 15, 2009 each of the non-employee trustees received an annual $55,000 Share grant, with the number of Shares determined by the closing price of the Shares on the date of grant. These Shares vested immediately but are restricted in transfer so long as the trustee serves on the Board. Committee Chairs received additional retainers as follows: Audit Committee, $10,000; Corporate Governance/Nominating Committee, $6,000; and Compensation Committee, $6,000. Audit Committee members were also paid an additional retainer of $3,750. Since his retirement as Chief Executive Officer in May 2007, Mr. Cronin receives a monthly retainer of $12,500 for service as Chairman of the Board.

WRIT has approved a non-qualified deferred compensation plan for non-employee trustees. The plan allows any non-employee trustee to defer a percentage of his or her cash compensation. Compensation deferred will be credited with interest at our cost of funds, which is determined by the Board on an annual basis. Upon the expiration of a trustee's term, the compensation plus interest can be paid in either a lump sum or in installments at the discretion of the trustee. Upon a trustee's death, the trustee's beneficiary will receive a lump sum pay out. The plan is unfunded and payments are to be made from general assets of WRIT.

Trustee Compensation Table

The following table summarizes the compensation paid by WRIT to non-employee trustees for the fiscal year ended December 31, 2009.

(a)	(b)	(c)	(f)	(j)
Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Change in Pension Value and Deferred Compensation Earnings (2) ($)	Total ($)
Edmund B. Cronin, Jr.	150,000	—	—	150,000
Edward S. Civera	79,250	55,008	—	134,258
John M. Derrick, Jr.	62,000	55,008	—	117,008
Terence C. Golden	68,750	55,008	—	123,758
John P. McDaniel	73,250	55,008	8,978	137,236
Charles T. Nason	76,500	55,008	7,270	138,778
Thomas Edgie Russell, III	58,250	55,008	—	113,258
Wendelin A. White	56,000	55,008	23	111,031

(1) Aggregate options held by each non-employee trustee at December 31, 2009 are as follows: Mr. Cronin, 114,236; Mr. Civera, 0; Mr. Derrick, 0; Mr. Golden, 0; Mr. McDaniel, 8,000; Mr. Nason, 2,000; Mr. Russell, 0; and Ms. White, 0. Aggregate Share awards to each non-employee trustee as of December 31, 2009 are as follows: Mr. Cronin, 24,344 (represents a Share award made to Mr. Cronin on 6/1/07 with respect to his service as Chairman); Mr. Civera, 6,361; Mr. Derrick, 10,517; Mr. Golden, 3,293; Mr. McDaniel, 10,517; Mr. Nason, 9,717; Mr. Russell, 6,361; and Ms. White, 3,293. All Share awards are fully vested, except for Mr. Cronin's. Mr. Cronin's Shares vest ratably over 3 years on 6/1/08, 6/1/09 and 6/1/10. Notwithstanding such vesting, these Shares are restricted in transfer so long as the trustee serves on the Board. See the Ownership of Shares by Trustees and Executive Officers on page 13.

(2) Represents above market earnings on deferred compensation pursuant to the deferred compensation plan.

Trustee Background

General

The following table sets forth the names and biographical information concerning each of our continuing trustees, our trustee nominees and our retiring trustee. Two of our trustee nominees, Messrs. McDaniel and McKenzie, currently serve as trustees.

NAME	PRINCIPAL OCCUPATION	SERVED AS TRUSTEE SINCE	AGE	TERM EXPIRES
Continuing Trustees				
Edward S. Civera	Chairman, Catalyst Health Solutions, Inc.	2006	59	2011
John M. Derrick, Jr.	Retired Chairman, Chief Executive Officer and President, Pepco Holdings, Inc.	1997	70	2012
Terence C. Golden	Chairman, Bailey Capital Corporation	2008	65	2011
Charles T. Nason	Retired Chairman, President and Chief Executive Officer, The Acacia Group	2000	63	2012
Thomas Edgie Russell, III	Retired President and Chief Executive Officer, Partners Realty Trust Inc.	2006	67	2012
Wendelin A. White	Partner, Pillsbury Winthrop Shaw Pittman LLP	2008	57	2011
Trustees Nominees				
William G. Byrnes	Retired Managing Director, Alex. Brown & Sons	—	59	—
John P. McDaniel	Retired Chief Executive Officer, MedStar Health	1998	67	2010
George F. McKenzie	President and Chief Executive Officer, WRIT	2007	54	2010
Retiring Trustee				
Edmund B. Cronin, Jr.	Chairman and Retired Chief Executive Officer, WRIT	1994	72	2010

Continuing Trustees

Mr. Edward S. Civera has served since 2005 as the Chairman of the Board of Catalyst Health Solutions, Inc., a publicly traded pharmacy benefit management company (formerly known as HealthExtras, Inc.). He also serves as Chairman of the MedStar Health System, a multi-institutional healthcare organization. From 1997 to 2001, Mr. Civera was the Chief Operating Officer and Co-Chief Executive Officer of United Payors & United Providers, Inc. (UP&UP). Prior to that, Mr. Civera spent 25 years with Coopers & Lybrand (now PricewaterhouseCoopers LLP), most recently as Managing Partner, focused on financial advisory and auditing services. Mr. Civera is a Certified Public Accountant. During the past five years, Mr. Civera has also served as a director of The Mills Corporation and MCG Capital Corporation. Mr. Civera brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his nine years as a public company chief executive or chairman at UP&UP and Catalyst Health Solutions
- REIT industry experience from his involvement as an independent director of The Mills Corporation from 2005 to 2006 leading its reorganization and sale as Chairman of the Special Committee and Executive Committee
- Medical office real estate industry experience from his involvement in real estate matters as Chairman of MedStar Health
- Financial and accounting acumen from his 25 years in public accounting and his service as a public company chief executive
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C./ Baltimore corridor for 22 years

Mr. John M. Derrick, Jr., is retired Chairman, Chief Executive Officer and President of Pepco Holdings, Inc. (formerly Potomac Electric Power Company ("PEPCO")). He joined PEPCO, its predecessor, in 1961 and served as President and Chief Executive Officer from 1997 until 1999, as Chairman and Chief Executive Officer from 1999 until July 2003, and as Chairman until May 2004. From 1992 until 1997, he served as President and Chief Operating Officer. Mr. Derrick is a member of the Institute of Electrical and Electronic Engineers, the National Society of Professional Engineers and the Washington Society of Engineers. He is past Chairman of the United

States Energy Association and has served as a director of the United States Chamber of Commerce, a trustee of the Federal City Council, a trustee of Arena Stage and Chairman of the Greater Washington Initiative. He is past Chairman of the Maryland Chamber of Commerce and the Greater Washington Board of Trade. Mr. Derrick brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his seven years as a public company chief executive or chairman at Pepco Holdings and its predecessors
- Experience in capital-intensive, income-producing assets from his 45 years at Pepco Holdings and its predecessors
- Involvement in the D.C. business community, including past service as Chairman of the Greater Washington Board of Trade and the Maryland Chamber of Commerce
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C. region for 67 years (Mr. Derrick is a D.C. native)

Mr. Terence C. Golden has been Chairman of Bailey Capital Corporation, a private investment company in Washington, D.C. since 2000. From 1995 until 2000, Mr. Golden was President, Chief Executive Officer and director of Host Marriott Corporation (now known as Host Hotels & Resorts). Mr. Golden was Chief Financial Officer at The Oliver Carr Company, a D.C. area real estate company, from 1989 to 1991. From 1985 to 1988, Mr. Golden served as the head of the General Services Administration, and from 1984 to 1985, served as Assistant Secretary of the U.S. Department of the Treasury. Mr. Golden was a Founder and National Managing Partner of Trammell Crow Residential Companies, one of the largest residential development companies in the United States, from 1976 to 1984. He serves as a director of Host Hotels and Resorts, Pepco Holdings, Stemnion, Inc. (a biomedical research firm), the Federal City Council, Kipp DC, the District of Columbia Metropolitan Police Foundation and The Morris and Gwendolyn Cafritz Foundation. Mr. Golden also serves as Chairman of the Federal City Council and is active in a number of philanthropic activities. During the past five years, Mr. Golden has also served as a director of Cousins Properties, Inc. and G2 Satellite Solutions. Mr. Golden brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his five years as a public company chief executive at Host Marriott Corporation
- Office and residential real estate industry operating, investment and development experience from his involvement as a Chief Financial Officer of The Oliver Carr Company and National Managing Partner of Trammell Crow Residential Companies
- Office and industrial real estate leasing experience applicable to the D.C. leasing market from his service as head of the General Services Administration (which is the leasing organization for the federal government)
- Financial and accounting acumen from his five years service as a public company chief executive and three years service as a chief financial officer
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C. region for 25 years

Mr. Charles T. Nason is retired Chairman and Chief Executive Officer of The Acacia Group, including Acacia Life, Acacia Federal Savings Bank and the Calvert Group LTD. He served Acacia from 1977 to 2005, including as Chief Executive Officer from 1988 to 2003. The Acacia Group is a Washington D.C. based financial services organization with assets under management in excess of $15 billion. Mr. Nason is a past Chairman and director of The Greater Washington Board of Trade and the Federal City Council. He currently serves as a director of MedStar Health and was a member of the Economic Club of Washington. He is also Chairman of the Board of Trustees of Washington and Jefferson College. In addition, he is a past director of The American Council of Life Insurers and past Chairman of the Insurance Marketplace Standards Association. Mr. Nason brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his 15 years as a chief executive of The Acacia Group
- Real estate investment and lending experience from his roles in supervising as chief executive The Acacia Group's real estate purchase and sale decisions and in supervising as chairman Acacia Federal Savings Bank's real estate construction and acquisition lending
- Financial and accounting acumen from his 15 years service as a chief executive of an insurance holding company
- Involvement in the D.C. business community, including past service as Chairman of the Greater Washington Board of Trade
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C. region for 22 years

Mr. Thomas Edgie Russell, III served as President and Chief Executive Officer of Partners Realty Trust, Inc., a private real estate company which was previously engaged in the ownership of apartments, offices, and shopping centers, from 1990 until his retirement from active involvement in 2005. Mr. Russell currently serves as a director of Good Samaritan Hospital, a healthcare facility operated by MedStar Health; the Keswick Multi-Care Center, a not-for-profit organization providing skilled nursing care and adult day services; and The Robert Packard Center for ALS Research at Johns Hopkins, a not-for-profit organization. From 1988 to 1990, Mr. Russell was a director of Florida Rock Industries, a publicly traded construction materials company, prior to its being acquired by Vulcan Properties Company in 2007, and the Chief Operating Officer of its wholly-owned subsidiary, The Arundel Corporation. He held various executive positions with The Arundel Corporation for approximately 15 years prior to its being acquired by Florida Rock, including serving as Chief Financial Officer from 1981 to 1988. Mr. Russell brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his 15 years as a chief executive of Partners Realty Trust
- Office, retail and residential real estate industry experience from his involvement as a chief executive of Partners Realty Trust
- Industrial real estate development experience from his involvement as Chief Financial Officer of The Arundel Corporation, which developed industrial properties in the Washington, D.C./Baltimore corridor
- Financial and accounting acumen from his 15 years service as a chief executive and seven years service as a chief financial officer
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C./ Baltimore corridor for 61 years (Mr. Russell is a Baltimore native)

Ms. Wendelin A. White is a partner at Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury"), where she has practiced law since 1981. Ms. White currently sits on Pillsbury's Managing Board and is the head of the firm's D.C. real estate group. In 2007, 2008 and 2009, Ms. White was ranked by Chambers USA as a leading real estate attorney in the District of Columbia. She was named by the Washington Business Journal in 2005 as the top real estate transactional attorney in the region. Ms. White concentrates her practice on acquisitions, dispositions and financings of commercial properties. Ms. White is a member of the Federal City Council and is General Counsel of the Economic Club of Washington. She is a member and past President of CREW (Commercial Real Estate Women) of Washington, and sits on CREW's Advisory Board. She is also a member of the National Association of Real Estate Investment Trusts (NAREIT) and the District of Columbia Building Industry Association (DCBIA). Ms. White brings the following experience, qualifications, attributes and skills to the Board:

- Real estate transactional experience from her involvement in numerous purchase and sale, financing, joint venture, leasing, workout and other real estate transactions in her 29 years as a real estate attorney with Pillsbury and its predecessors

- REIT industry experience from her past and current representation of other REITs in her law practice at Pillsbury and its predecessors
- General legal experience from her 29 years as an attorney with Pillsbury and its predecessors
- Involvement in the D.C. business community, including current service as General Counsel of the Economic Club of Washington and past service as President of CREW
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C. region for 29 years

Trustee Nominees

Mr. William G. Byrnes has been a private investor since 2001. In September 2006, he founded, and is Managing Member of, Wolverine Partners, LLC, which operates MUTUALdecision, a mutual fund research business. Mr. Byrnes also was co-founder of Pulpfree d/b/a BuzzMetrics, a consumer-generated media research and marketing firm, and served as its Chairman from June 1999 until its sale in September 2005. Mr. Byrnes currently is a member of the board of directors of CapitalSource Inc., a commercial lender operating principally through its subsidiary CapitalSource Bank, and LoopNet, Inc., an information services provider to the commercial real estate industry. Mr. Byrnes spent 17 years with Alex Brown & Sons, most recently as a Managing Director and head of the financial institutions investment banking group. He has been a full-time and adjunct professor and member of the Board of Regents at Georgetown University. During the past five years, Mr. Byrnes has also served as a director of Sizeler Property Investors, a real estate investment trust owning retail and multi-family properties, and La Quinta Corporation, a lodging company. Mr. Byrnes brings the following experience, qualifications, attributes and skills to the Board:

- Real estate investment banking and capital markets experience from his 17 years as an investment banker with Alex. Brown & Sons
- REIT industry experience from his involvement over the last twelve years as an independent director of three publicly-traded REITs and an institutional fund focused on investing in REITs
- Retail and residential real estate industry experience from his involvement as an independent director of Sizeler Property Investors from 2002 to 2006
- Financial and accounting acumen from his 17 years in investment banking and his service as a public company director
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C./ Baltimore corridor for 35 years

Mr. John P. McDaniel served as Chief Executive Officer of MedStar Health, a multi-institutional healthcare organization, from 1982 until his retirement in January 2008. Since August 2008, he has served as Managing Partner of the Hickory Ridge Group, a private healthcare consulting, facilities development and investment organization. Mr. McDaniel also serves on the boards of Medifast, Inc., 1st Mariner Bancorp, Wittenberg University, Consumer Health Services, and the Mary and Daniel Loughran Foundation. Mr. McDaniel is past Chairman and current board member of the Greater Washington Board of Trade, a member and past Chairman of the Maryland State Racing Commission and a board member of the Greater Baltimore Committee. Mr. McDaniel also is a fellow of the American College of Healthcare Executives, a member of the Economic Club of Washington, a member of the National Association of Corporate Directors, and a trustee of the National Capitol Area Foundation. In the past, Mr. McDaniel has also served as a director of Georgetown University and the Federal City Council. Mr. McDaniel brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his 26 years as a chief executive of MedStar Health

- Medical office real estate industry experience from his involvement in real estate matters as chief executive of MedStar Health
- Financial and accounting acumen from his 26 years as chief executive of a multi-institutional healthcare organization
- Involvement in the D.C. business community, including past service as Chairman of the Greater Washington Board of Trade
- General familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C./ Baltimore corridor for 40 years

Mr. George F. "Skip" McKenzie was elected to the Board and appointed President and Chief Executive Officer of WRIT in June 2007. Since joining WRIT in September 1996, Mr. McKenzie has served in executive roles, including Executive Vice President, Real Estate and Chief Operating Officer. From 1985 to 1996, Mr. McKenzie served with the Prudential Realty Group, a subsidiary of Prudential Insurance Company of America, most recently as Vice President, Investment & Sales. Prior assignments included real estate finance originations and asset management in the mid-Atlantic region. Mr. McKenzie currently is a member of the board of trustees of Chesapeake Lodging Trust, a public REIT formed for purposes of investing in lodging real estate. Mr. McKenzie is also a member of the Economic Club of Washington. Mr. McKenzie brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his service as chief executive of WRIT
- Office, medical office, industrial, retail and residential real estate industry operating, investment and development experience from his involvement as an executive at WRIT and as Vice President at Prudential Realty Group
- Financial and accounting acumen from his 13 years as an executive at WRIT
- Extensive familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C. region for 23 years

Retiring Trustee

Mr. Edmund B. Cronin, Jr., is Chairman of the Board and served as Chief Executive Officer of WRIT from 1994 to 2007. Prior to joining WRIT in 1994, Mr. Cronin was President and Chief Executive Officer of The Smithy Companies and its subsidiaries from 1976 to 1994, providing a full range of corporate and institutional real estate services. Mr. Cronin is also a director of the Federal City Council, the Economic Club of Washington, the Union Station Redevelopment Corp. and the National Maritime Heritage Foundation and a director and Chairman of the Board of Georgetown University Hospital. During the past five years, Mr. Cronin has also served as a director of Pepco Holdings. Mr. Cronin brings the following experience, qualifications, attributes and skills to the Board:

- General business management and strategic planning experience from his twelve years as a public company chief executive at WRIT
- Office, medical office, industrial, retail and residential real estate industry operating, investment and development experience from his involvement as Chief Executive Officer at WRIT and as Chief Executive Officer of The Smithy Companies and its subsidiaries
- Financial and accounting acumen from his twelve years service as a public company chief executive
- Involvement in the D.C. business community, including past service as Chairman of the Greater Washington Board of Trade and the Washington/Baltimore Regional Association
- Extensive familiarity with D.C. area real estate by virtue of living and working in the Washington, D.C. region for 63 years (Mr. Cronin is a Maryland native)

Management Background

The following table contains information regarding our executive officers and other officers other than our President and Chief Executive Officer, Mr. McKenzie. These officers are appointed by the Board and serve at the Board's discretion.

NAME OF EXECUTIVE OFFICER	AGE	POSITION
William T. Camp	47	Executive Vice President and Chief Financial Officer
Laura M. Franklin	49	Executive Vice President Accounting, Administration and Corporate Secretary
Thomas C. Morey	38	Senior Vice President and General Counsel
Michael S. Paukstitus	59	Senior Vice President, Real Estate
Thomas L. Regnell	53	Senior Vice President, Acquisitions

NAME OF OFFICER	AGE	POSITION
James B. Cederdahl	51	Managing Director, Property Management
David A. DiNardo	52	Managing Director, Leasing

Mr. William T. "Bill" Camp joined WRIT in November 2008 as Executive Vice President and Chief Financial Officer – Elect and was elected to Executive Vice President and Chief Financial Officer on March 3, 2009. Prior to joining WRIT, he was Vice President, Assistant Director of Equities at Wachovia Securities, LLC where he was one of the lead portfolio managers overseeing the investment of approximately $7 billion. Prior to the merger between Wachovia Securities, LLC and A.G. Edwards & Sons, Inc. in October 2007, Mr. Camp served as Assistant Director of Equity and Fixed Income Research at A.G. Edwards from 2004. Previously, Mr. Camp served five years as Vice President, REIT Research Group Leader and seven years as a Senior Public Finance Investment Banker, also with A.G. Edwards.

Ms. Laura M. Franklin joined WRIT in August 1993 as Assistant Vice President, Finance. In 1995, she was named Vice President, Chief Accounting Officer and Corporate Secretary of WRIT. Ms. Franklin was named Senior Vice President, Accounting, Administration and Corporate Secretary in May 2002 and was promoted to Executive Vice President in June 2007. Prior to joining WRIT, she was employed by The Reznick Group, specializing in audit and tax services for real estate clients. Ms. Franklin formerly served on the NAREIT Best Financial Practices Council and was a director of KEEN USA and KEEN Greater DC, a non-profit organization that provides recreational opportunities for children and young adults with mental and physical disabilities. Ms. Franklin is a Certified Public Accountant.

Mr. Thomas C. Morey joined WRIT in October 2008 as Senior Vice President and General Counsel. Prior to joining WRIT, he served as Chief Operating Officer of Medical Funding Services, Inc., a provider of financial and administrative services to healthcare companies, from February 2006 to September 2008. Previously, Mr. Morey was a partner with Hogan & Hartson LLP, where he focused on capital market and corporate transactions and general business matters for national and regional office, retail, residential, lodging and other REITs. From 1997 to 1998, Mr. Morey was a corporate attorney with Jones Day in Dallas, Texas.

Mr. Michael S. Paukstitus joined WRIT in May 2007 as Senior Vice President of Real Estate. Before joining WRIT, Mr. Paukstitus was a principal in J&J Partnership, a real estate investment and development firm, from March 2006 to May 2007. From March 2004 to March 2006, Mr. Paukstitus served as a principal at Coldwell Banker Commercial Capitol Realty Services, a full-service commercial real estate brokerage firm. Mr. Paukstitus operated a real estate consulting firm, from March 2001 to March 2004. Prior to that, he served as Managing Vice President of The Prudential Insurance Company of America's Washington, D.C. commercial real estate operations, where he worked from 1983 to 2000. Mr. Paukstitus serves on the Board of Directors of the Montgomery County Chamber of Commerce and the Montgomery College Foundation. Mr. Paukstitus started his career in public accounting with Coopers and Lybrand, now PricewaterhouseCoopers, and is a Certified Public Accountant.

Mr. Thomas L. Regnell joined WRIT in January 1995 as Vice President, Acquisitions. Mr. Regnell was named Managing Director, Acquisitions in 2001 and was promoted to Senior Vice President, Acquisitions in October 2007. From 1992 through 1994, Mr. Regnell served as an Investment (Acquisitions) Officer with Federal Realty Investment Trust. Previously, Mr. Regnell was a Vice President with Spaulding & Slye Company, a real estate development, brokerage and management company.

Mr. James B. Cederdahl was promoted to Managing Director, Property Management in January 2006. He joined WRIT as Senior Property Manager in August 1994 and was promoted to Director in 1999. Between 1984 and 1994, he performed management and leasing operations for a portfolio consisting of both retail and office buildings at Gates, Hudson, & Associates.

Mr. David A. DiNardo joined WRIT in June 2005 as Managing Director, Leasing. From 1998 to 2005, Mr. DiNardo served as a Senior Vice President and member of the Executive Committee of Grubb & Ellis Company in their Office Services Group. From 1993 to 1998, prior to its acquisition by Grubb & Ellis, Mr. DiNardo was a Principal at Smithy Braedon Company, where he represented a large number of tenants and owners. Mr. DiNardo joined Smithy Braedon in November 1983. Mr. DiNardo is a former member of the Board of Directors of the Greater Washington Commercial Association of Realtors.

There are no family relationships between any trustee and/or executive officer. There are no reportable related-party transactions between any trustees or members of management and WRIT. Although WRIT has not entered into a reportable related-party transaction in many years, if a reportable related-party transaction were to arise WRIT would require the review and approval of the Audit Committee. The Audit Committee would approve the transaction only if the Audit Committee believed that the transaction was in the best interest of WRIT.

Ownership of Shares by Trustees, Trustee Nominees and Executive Officers

The following table sets forth certain information concerning all Shares beneficially owned as of March 15, 2010 by each trustee, by each of the NEOs (as defined in "Executive Compensation" below) and by all trustees, trustee nominees and executive officers as a group. Unless otherwise indicated, the voting and investment powers for the Shares listed are held solely by the named holder and/or the holder's spouse.

NAME	SHARES OWNED (1)(2)	PERCENTAGE OF TOTAL
William G. Byrnes	—	0.00%
William T. Camp	1,639	0.00%
Edward S. Civera	6,945	0.01%
Edmund B. Cronin, Jr. (3)	278,196	0.46%
John M. Derrick, Jr.	25,255	0.04%
Laura M. Franklin	75,352	0.13%
Terence C. Golden	16,743	0.03%
John P. McDaniel	22,869	0.04%
George F. McKenzie	144,123	0.24%
Charles T. Nason	28,161	0.05%
Michael S. Paukstitus	9,835	0.02%
Thomas L. Regnell	35,322	0.06%
Thomas Edgie Russell, III	7,445	0.01%
Wendelin A. White	3,916	0.01%
All Trustees and Executive Officers as a group (14 persons)	655,801	1.09%

(1) Includes Shares subject to options exercisable within 60 days, as follows: Mr. Cronin, 114,236; Ms. Franklin, 17,518; Mr. McDaniel, 8,000; Mr. McKenzie, 49,551; Mr. Nason, 2,000; and all Trustees and Executive Officers as a group, 191,305. With respect to Mr. Cronin's Shares under option, please refer to footnote (3) below.

(2) Includes Shares issuable, pursuant to vested restricted share units, upon the person's volitional departure from WRIT, as follows: Mr. Camp, 1,639; Mr. Cronin 16,230; Ms. Franklin, 4,851; Mr. McKenzie, 10,776; Mr. Paukstitus, 1,620; Mr. Regnell, 2,600; and all Trustees and Executive Officers as a group, 37,716.

(3) Mr. Cronin subsequently exercised his options on March 18, 2010 and sold the 114,236 Shares issued upon such exercise on March 19 and 22, 2010.

Ownership of Shares by Certain Beneficial Owners

WRIT, based upon Schedules 13G filed with the SEC, believes that the following persons currently beneficially own more than five percent of the outstanding Shares.

NAME	SHARES OWNED	PERCENTAGE OF TOTAL
The Vanguard Group, Inc. ...... 100 Vanguard Blvd. Malvern, PA 19355	5,380,494 (1)	9.00%
Deutsche Bank AG ...... Theodor-Heuss-Allee 70 60468 Frankfurt am Main Federal Republic of Germany	4,886,005 (2)	8.18%
BlackRock, Inc. ...... 40 East 52nd Street New York, NY 10022	4,774,498 (3)	7.99%

(1) Based upon Schedule 13G/A filed February 4, 2010. These securities are owned by various individual and institutional investors for which The Vanguard Group, Inc. serves as investment adviser with power to direct investments and/or power to vote the securities.

(2) Based upon Schedule 13G filed February 12, 2010. These securities are owned by various individual and institutional investors for which affiliates of Deutsche Bank AG serve as investment adviser with power to direct investments and/or power to vote the securities.

(3) Based upon Schedule 13G/A filed February 16, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The objectives of our executive compensation program are to allow WRIT to attract and retain talented officers and executives, to provide incentives to achieve various objective performance targets and to link compensation to shareholder results by rewarding competitive and superior performance.

For its named executive officers ("NEOs"), which include the Chief Executive Officer and the other individuals named in the Summary Compensation Table that follows this Compensation Discussion and Analysis, WRIT's executive compensation program is intended to align compensation with WRIT's performance on both a short-term and long-term basis. The compensation program is designed to reward the achievement of specific annual and long-term goals by providing the majority of compensation in the form of variable pay that is based on financial performance. WRIT believes this design motivates performance consistent with short and long-term business objectives and creates management incentives to maximize the profitability and success of the organization for the short and long term.

Comparison in Setting Compensation

WRIT compares the compensation of NEOs against other companies in its industry. However, due to WRIT's unique diversification and geographic focus, it is difficult to build a peer group that matches WRIT's business model. The Compensation Committee's compensation comparison was based on survey data compiled by the Hay Group ("Compensation Consultant"). The Compensation Consultant compared WRIT's NEO compensation to similarly situated executive officers employed by companies in the NAREIT compensation survey and a diversified group of 20 public REITs. The companies in the selected group vary in size, both smaller and larger than WRIT, but were recommended by the Compensation Consultant as appropriate comparable companies based on their approximate size and the complexity of their real estate businesses. The 20 companies were:

Brandywine Realty Trust	Federal Realty Investment Trust	Home Properties Inc.	Parkway Properties Inc.
Camden Property Trust	First Industrial Realty Trust	Kilroy Realty Corp.	PS Business Parks
Cogdell Spencer Inc.	First Potomac Realty Trust	Liberty Property Trust	Regency Centers Corp.
Eastgroup Properties	HCP Inc.	Mack-Cali Realty Corp.	Saul Centers Inc.
Equity One Inc.	Highwoods Properties Inc.	Medical Properties Trust	UDR Inc.

The Compensation Consultant's data compared the compensation of WRIT officers based on base salary and total direct compensation, which included base salary, annual incentive compensation and an annualized present value of long-term incentive compensation. Utilizing the data from the Compensation Consultant, the Compensation Committee determined 2009 base salary and total direct compensation levels based on its guideline of ensuring that the Chief Executive Officer, the Executive Vice Presidents and the Senior Vice Presidents are compensated at no less than the median of companies in the NAREIT compensation survey and group of 20 public REITs. In applying this guideline, the Compensation Committee determined to make no increase in executive officer base salaries for 2009, but did determine to increase the level of total direct compensation for the Chief Executive Officer and the Executive Vice Presidents by increasing their long-term incentive plan target awards (which are based on a percent of salary). The Compensation Committee increased the Chief Executive Officer's long-term incentive plan target award to 200% of base salary (up from 150%) and increased the Executive Vice Presidents' long-term incentive plan target award to 150% of base salary (up from 125%).

Compensation Program

WRIT's executive compensation program primarily consists of base salary, the short-term incentive plan and the long-term incentive plan. The short-term incentive plan consists of annual cash awards based on various performance metrics. The long-term incentive plan consists of grants of restricted share units and performance share units. In addition, WRIT's executive compensation program also includes a supplemental executive retirement plan, a deferred compensation plan and various perquisites described in more detail below.

WRIT establishes the amount and mix of base and variable compensation in part by referencing, for each executive level and position, the prevalence of each element and the level of compensation that are provided in the market. The determination of market practices is made by the Compensation Committee based on the comparison analysis presented by the Compensation Consultant. In addition, WRIT considers the relative value of each executive management position to the achievement of WRIT's overall business objectives and the relationships of pay across all executive positions.

Base Salary

WRIT views a competitive base salary as an important component to attract and retain executive talent. Base salaries also serve as the foundation for the short-term incentive plan and long-term incentive plan, both of which express award opportunities as a percentage of base salary. WRIT views base salary as a primary component of executive compensation. The Compensation Committee reviews and approves salary recommendations annually. As noted above, the Compensation Committee determines base salaries by a comparison to similarly situated executive officers employed by companies in the NAREIT compensation survey and a diversified group of 20 public REITs. Based on such comparison, as described above, the Compensation Committee accepted the recommendation of the Compensation Consultant to maintain the 2009 base salaries of the Chief Executive Officer, the two Executive Vice Presidents and the three Senior Vice Presidents at their respective 2008 levels. As a result, the 2009 base salaries determined by the Compensation Committee in December 2008 were $425,000 for the Chief Executive Officer, $330,000 for each of the two Executive Vice Presidents and $275,000 for each of the three Senior Vice Presidents. Shortly after the beginning of 2009, Mr. McKenzie, the Chief Executive Officer, recommended to the Compensation Committee a 5% reduction in his own salary and a 3% reduction in the salaries of each of the Executive Vice Presidents and Senior Vice Presidents. Mr. McKenzie made these recommendations based on the challenging economic circumstances facing WRIT and other real estate companies in early 2009. The Compensation Committee accepted the recommended salary decreases, which were made effective on February 1, 2009.

The Compensation Committee seeks to achieve an appropriate relationship between base salary and incentive and other forms of compensation. In determining the appropriate relationship between these components, the Compensation Committee takes into account the practices of other companies based on the comparison analysis presented by the Compensation Consultant. Based on the fair value of equity awards granted to the NEOs in 2009 and the base salary of the NEOs, salary accounted for approximately 22% of the total compensation of the NEOs while incentive and other compensation accounted for approximately 78% of the total compensation.

The Compensation Committee also takes into account current financial performance when evaluating proposed salary levels and future salary increases. The Compensation Committee considers current financial performance to be an important and necessary consideration in setting base salary even though it is also taken into account, to a greater degree, in the payouts of short-term and long-term incentives.

Short-Term Incentive Plan

The short-term incentive plan provides for the annual payment of cash bonuses. Individual target awards are based on a percentage of base salary for the Chief Executive Officer (100%), Executive Vice Presidents (75%), Senior Vice Presidents (65%) and Managing Directors (50%). The target award percentages are set by the Compensation Committee to effectuate its guideline of ensuring executive officers are compensated on a total direct compensation basis at no less than the median of companies in the NAREIT compensation survey and group of 20 public REITs.

Actual awards can range from 0% to a maximum of 200% of the target award based on performance relative to goals, with a threshold award level of 50% of target incentive. If actual performance is at 95% of target performance, the threshold award level of 50% of target incentive will be paid as a bonus. If actual performance is below 95% of target performance, no bonus will be paid pursuant to the program. The maximum award can be earned if actual performance meets or exceeds 110% of target performance. In 2009, bonuses paid under the plan were based upon:

- funds from operations (FFO) per share (50% weighting)
- funds available for distribution (FAD) per share (30% weighting), and
- the participant's performance compared to target quantitative and qualitative measures for such participant (20% weighting).

FFO per share is the most commonly accepted and reported measure of REIT operating performance. FFO is equal to a REIT's net income, excluding gains or losses from sales of property, plus real estate depreciation. FAD per share is calculated by subtracting from FFO per share (1) recurring expenditures, tenant improvements and leasing costs that are capitalized and amortized and are necessary to maintain our properties and revenue stream, and (2) straight line rents, then adding (3) non-real estate depreciation and amortization, (4) non-cash fair value interest expense, and (5) amortization and expensing of restricted share and unit compensation and adding or subtracting (6) non-cash gain/loss on extinguishment of debt, as appropriate, and (7) the amortization of lease intangibles, as appropriate.

In the case of FFO per share and FAD per share, these targets are proposed by management and then set annually by the Compensation Committee. In setting these targets, the trustees review WRIT's annual business plan as a starting point and consider the potential for achieving the business plan. At the end of each calendar year, the Compensation Committee determines the percentage level of actual FFO per share and FAD per share results achieved compared to target. The Compensation Committee then assesses market changes in each particular year and may adjust the financial performance outcome measures accordingly. However, the plan provides that any adjustments by the Compensation Committee will in all cases be 5% or less (added or subtracted to the performance outcome) and will be applied in the discretion of the Compensation Committee. For 2009, these targets were set at $2.05 for FFO per share and $1.74 for FAD per share.

In the case of individual target quantitative and qualitative measures, these targets are set annually by the participant's supervisor or, in the case of the Chief Executive Officer, by the Compensation Committee. The participant's supervisor or, in the case of the Chief Executive Officer, the Compensation Committee determines each participant's actual performance compared to the target quantitative and qualitative measures for such participant. For 2009, the individual target quantitative and qualitative measures for each NEO were as follows:

- Mr. McKenzie's target measures included (i) fostering effective communication with the Board on matters of tactical and strategic importance, (ii) ensuring effective shareholder interaction (including communication of results of operations and meetings with shareholders), (iii) providing effective and ethical leadership for WRIT, and (iv) ensuring achievement of financial and operational goals (including the FFO and FAD per share metrics noted above of $2.05 and $1.74, respectively, capital raising activities, rating agency activities and transactional execution).
- Mr. Camp's target measures included (i) providing effective strategic planning (including financial modeling for the Board, dividend policy analysis, capital raising activities and covenant compliance), (ii) ensuring effective external relations (including relationship with shareholders, investment banks and rating agencies), (iii) coordinating financing activities (including the Kenmore Apartments financing, the refinancing of a $50 million secured loan and the extension of WRIT's $100 million term loan), and (iv) ensuring effective internal communications.
- Ms. Franklin's target measures included (i) coordinating financial matters (including timely SEC and regulatory filings) and ensuring operational and financial controls, (ii) coordinating organizational and administrative matters (including implementation of effective incentive compensation plans, ensuring employee retention, expense control and creation of process efficiencies), and (iii) coordinating technology matters (including business process automation).
- Mr. Paukstitus' target measures included (i) coordinating various initiatives (including preparing residential properties for financings and implementing performance initiatives with subordinates and entitlement and "green" initiatives at various properties), (ii) ensuring effective revenue enhancement initiatives (including a FAD per share target of $1.74, developing a leasing incentive targeting vacant space, achieving 90% occupancy at Bennett Park and Clayborne Apartments by June 30, 2009, completing a tenant workout and updating WRIT's leasing compensation plan), (iii) coordinating expense control initiatives (including ensuring operating expenses are below budgeted levels, monitoring real estate taxes and evaluating capital expenditures to coordinate with the FAD per share target), and (iv) participation in additional community and real estate organization activities.
- Mr. Regnell's target measures included (i) coordinating successful transaction execution activities (including a target of $70 million in asset sales, successful positioning of WRIT's Lansdowne Medical Office Building acquisition, effective monitoring of the investment sales market and effective

transaction sourcing activities), (ii) various operational activities (including developing a portfolio review function and annual acquisition and sector performance analysis), and (iii) other miscellaneous activities (including ensuring investment community awareness of WRIT).

For 2009, the Compensation Committee noted that WRIT's actual performance for FFO per share and FAD per share computed to 104.2% and 97.2% of target, respectively. The Compensation Committee determined to make no adjustments to these performance outcomes. In support of this determination, the Compensation Committee concluded that management performed well during 2009 despite a challenging real estate environment.

The actual payout amounts for 2009 are presented in the Summary Compensation Table and related footnotes within this Proxy Statement.

Participants may opt to defer receipt of a portion or all of their short-term incentive plan awards by electing to convert the award amount into restricted share units at the market value of Shares at the time of conversion. WRIT will match deferral elections with a grant of restricted share units equal to 25% of the restricted share units obtained in the conversion. The restricted share units will cliff vest three years from the date of conversion.

Each December, at the request of the Compensation Committee, an internal audit is performed to review management's calculations for the short-term incentive plan to confirm that they comply with the plan.

Long-Term Incentive Plan

WRIT considers long-term incentive compensation to be critical to the alignment of executive compensation with shareholder value creation. Therefore, a market competitive long-term incentive plan is an integral part of our overall executive compensation program. Since 2007, our long-term incentive plan awards have been made pursuant to the Washington Real Estate Investment Trust 2007 Omnibus Long-Term Incentive Plan.

Each officer is eligible for a target award designed to deliver compensation consistent with our philosophy upon the achievement of long-term performance goals. Long-term incentive plan target awards are based on a percentage of salary for the Chief Executive Officer (200%), Executive Vice Presidents (150%), Senior Vice Presidents (100%) and Managing Directors (75%). The target award percentages are set by the Compensation Committee to effectuate its guideline of ensuring executive officers are compensated on a total direct compensation basis at no less than the median of companies in the NAREIT compensation survey and group of 20 public REITs. As noted above under "Comparison in Setting Compensation," in order to effectuate this guideline, the Compensation Committee increased the Chief Executive Officer's long-term incentive plan target award to 200% of base salary (up from 150%) and increased the Executive Vice Presidents' long-term incentive plan target award to 150% of base salary (up from 125%). Each of these increases commenced in 2009. The grant date fair values for the long-term incentive plan awards for 2009 are presented in the Summary Compensation Table and related footnotes within this Proxy Statement.

Each long-term incentive plan award consists of a mixture of performance share units (2/3) and restricted share units (1/3). WRIT believes that performance share units provide increased incentive to achieve identified performance goals and that restricted share units support WRIT's goal of executives having an ownership position in WRIT while encouraging their long-term retention.

Performance Share Units

The number of performance share units delivered to participants will be a function of (i) WRIT's performance versus targeted FFO per share for each year over a three-year performance period and (ii) WRIT's total shareholder return ("TSR") over a three-year performance period in comparison to 25 peer group companies selected by the Compensation Committee. Based on the Compensation Consultant's recommendation, the

Compensation Committee selected the 25 peer group companies by starting with the 20-company public REIT group used in its compensation comparison and then making adjustments to tailor the list more closely to the five business segments of WRIT. The adjustments consisted of adding eight companies (Apartment Investment and Management Company, Post Properties, Inc., BioMed Realty Trust, Inc., Corporate Office Properties Trust, HRPT Properties Trust, Duke Realty Corporation, Lexington Realty Trust and Weingarten Realty Investors) and subtracting three companies (Cogdell Spencer Inc., HCP Inc. and Medical Properties Trust). The measures are weighted FFO per share (67%) and TSR (33%). Actual awards can range from 0% to a maximum of 200% of the target award based on performance.

Each of the three FFO per share performance targets in the three-year performance period are set on an annual basis by the Compensation Committee. In setting the targets, the trustees review WRIT's annual business plan as a starting point and consider the potential of achieving the business plan. For 2009, the FFO per share target set for performance share unit awards was $2.05, which was identical to the FFO per share target for the 2009 short-term incentive plan. If actual performance is below 90% of target performance, no incentives will be paid pursuant to the program. The maximum award (200% of target award) can be earned if actual performance meets or exceeds 110% of target performance.

TSR is determined for WRIT and the peer group companies at the conclusion of the three-year performance period. It is calculated as the quotient obtained by dividing (i) the sum of (A) the difference between ending Share price and beginning Share price and (B) dividends paid by (ii) beginning Share price. For TSR performance share units, no incentive will be paid if WRIT's performance percentile ranking compared to the peer group of companies is below the 10th percentile, and the maximum award (200% of target award) will be paid if actual performance is at the 90th percentile level or greater. The target percentile ranking is 50-59% (100% of target award).

The Compensation Committee has sole discretion to increase or decrease the payout levels on FFO per share-based performance share units (but not TSR-based performance share units) by amounts not to exceed 20%. This discretion of the Compensation Committee is intended to allow it to respond to unforeseen opportunities and challenges that may arise during the performance period.

In addition, at the conclusion of each three-year performance period, the Compensation Committee will have sole discretion to award additional restricted share units (each vesting one year from the date of grant) to a participant up to a maximum value equal to 10% of the total performance share unit target award for such participant. These restricted share units will be issued if the Compensation Committee determines that extraordinary market conditions have negatively impacted WRIT's performance for the three-year performance period.

For 2009, the Compensation Committee noted that WRIT's actual performance for FFO per share computed to 104.2% of target.

Each December, at the request of the Compensation Committee, an internal audit is performed to review management's calculations for the long-term incentive plan to confirm that they comply with the plan.

Performance share units are converted to Shares and delivered to the participant after the three-year performance period. An amount equal to the dividends granted on the Shares is paid in cash at the end of the performance period based on the Shares awarded.

Restricted Share Units

Restricted share units provide plan participants with an underlying investment in Shares. Restricted share unit awards vest with the passage of time over five years, with 20% vesting on each anniversary of the date of the grant, provided the participant remains employed by WRIT. Restricted share units are converted to Shares and delivered to the participant after they fully vest. The vesting schedule is intended to promote retention since an NEO will likely consider the forfeiture of unvested restricted share units in weighing other employment opportunities. If a participant leaves for any reason other than death, disability, retirement, layoff or change in control before vesting, the unvested restricted share units are forfeited. A participant who dies, becomes disabled, retires or is terminated due to layoff or upon a change in control of WRIT will become fully vested in the Shares upon the effective date of such events.

For unvested and vested restricted share units, an amount equal to the dividends granted on the Shares is paid in cash at the same time dividends on Shares are paid.

Retirement, Deferred Compensation and Perquisites

Supplemental Executive Retirement Plan

Because the U.S. Internal Revenue Code limits the benefits that would otherwise be provided by our qualified retirement programs, WRIT provides a supplemental executive retirement plan ("SERP") for the benefit of the NEOs. This plan was established in November 2005 and is a defined contribution plan under which, upon a participant's termination of employment from WRIT for any reason other than death, discharge for cause, or total and permanent disability, the participant will be entitled to receive a benefit equal to the participant's accrued benefit times the participant's vested interest. A participant's benefit accrues over years of service WRIT makes contributions to the plan on behalf of the participant ranging from 9.5% to 19% of base salary. The exact contribution percentage is based on the participant's current age and service such that, at age 65, the participant could be expected to have an accumulation (under assumptions made under the plan) that is approximately equal to the present value of a life annuity sufficient to replace 40% of his or her final three year average salary. Vesting generally occurs based on a minimum of 10 years of service or upon death, total and permanent disability, involuntary discharge other than for cause, or retirement or voluntary termination if the participant does not engage in prohibited competitive activities during the two-year period after such retirement or voluntary termination.

WRIT accounts for this plan in accordance with EITF 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested,* and SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, whereby the investments are reported at fair value, and unrealized holding gains and losses are included in earnings. For the years ended December 31, 2009, 2008 and 2007, WRIT recognized current service cost of $280,000, $311,000 and $245,000, respectively.

Deferred Compensation Plan

Beginning in 2007, WRIT adopted a new plan that allows officers to voluntarily defer salary and short-term incentive plan awards. Salary deferrals are credited during the year with earnings based on 10-Year U.S. Treasury Securities as of the first business day of the year. Short-term incentive plan awards are deferred as restricted share units, with a 25% match of restricted share units on the deferred amount. The 25% match cliff vests after three years. Short-term incentive plan deferrals and matching contributions will increase and decrease in value as the Shares increase or decrease. Participants may elect to defer receipt of payments to the earliest of (i) a specified distribution date that is at least three years from the last day of the year in which the deferral amounts were earned, (ii) the date the participant terminates employment from WRIT, (iii) the participant's death, (iv) the date the participant sustains total and permanent disability, or (v) a change in control. The plan is unfunded and payments are to be made out of the general assets of WRIT.

Perquisites

NEOs participate in other employee benefit plans generally available to all employees on the same terms. In addition, the NEOs are provided with supplemental life insurance and some are granted an automobile allowance. The Compensation Committee believes that these benefits are reasonable and consistent with its overall compensation program to better enable WRIT to attract and retain key employees. For information on benefits and perquisites, see the footnotes to the Summary Compensation Table.

Change in Control Termination Agreements

The change in control agreements with the NEOs discussed below provide for continuation of payments and benefits in the event of termination due to a "change in control" (as defined in these agreements). The basic rationale for these change in control protections is to diminish the potential distractions due to personal uncertainties and risks that inevitably arise when a change in control is threatened or pending.

The termination benefits payable in connection with a change in control require a "double trigger," which means that (i) there is a "change in control" (as that term is defined in the agreement) and (ii) after the change in control, the covered NEO's employment is "involuntarily terminated" but not for "cause" (as both terms are defined in the agreement) within 24 to 36 months of the change in control (as such period is specified in the covered NEO's agreement). A double trigger was selected to enhance the likelihood that an executive would remain with WRIT after a change in control because the executive would not receive the continuation of payments and benefits if he or she voluntarily resigned after the change in control. Thus, the executive is protected from actual or constructive dismissal after a change in control and any new controlling party or group is better able to retain the services of a key executive.

The formula to calculate the change in control benefit is similar for each of the NEOs, with the variable being whether the benefit will be paid for 24 or 36 months. All of the change in control agreements require that the NEO's employment with WRIT or its successor be involuntarily terminated by WRIT or its successor not for cause or by the NEO for "good reason" (as that term is defined in the agreement), and that such termination occur within the 24 or 36 months of the change in control. The formula is as follows:

A. A continuation of base salary at the rate in effect as of the termination date for a period based on the levels below:

• Chief Executive Officer	36 months
• Executive Vice Presidents	24 months
• Senior Vice Presidents	24 months

B. Payment of an annual bonus for each calendar year or partial calendar in which the NEO receives salary continuation as described above, in an amount equal to the average annual short-term incentive plan compensation received during the three years prior to the involuntary termination.

C. WRIT will pay the full cost to continue coverage under WRIT's group health insurance plan pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for the period of time the NEO receives salary continuation up to a maximum of 18 months or until the NEO obtains other comparable coverage, whichever is sooner.

D. Immediate vesting in all unvested Share grants, restricted share units and performance share units granted to the NEO under WRIT's long-term incentive plan and immediate vesting in the SERP and deferred compensation plans.

E. If the NEO is subject to an excise tax pursuant to Section 4999 of the Internal Revenue Code, the NEO will receive a tax gross-up payment. The intention is to place the NEO in the same position for federal and local income tax purposes as if Section 4999 of the Internal Revenue Code had no application to the NEO.

For detailed information on these payments, see "Potential Payments upon Change in Control" on page 31 .

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code ("Code") generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the public company's NEOs. Certain compensation is specifically exempt from the deduction limit to the extent that it does not exceed $1 million during any fiscal year or is "performance based" as defined in Section 162(m). WRIT believes that the benefits under its short-term incentive and long-term incentive plans do not qualify as "performance based" under Section 162(m). WRIT also believes that it must maintain the flexibility to take actions which it deems to be in the best interests of WRIT but which may not qualify for tax deductibility under Section 162(m).

Share Ownership Guidelines

The Compensation Committee believes that Share ownership allows executives to better understand the viewpoint of shareholders and incentivizes them to enhance shareholder value. As a result, on February 18, 2010, the Compensation Committee adopted stock ownership guidelines for executives. These guidelines, which were subsequently incorporated by the Board into our Corporate Governance Guidelines, provide as follows:

> *The Board also believes that it is important to align the interests of the executives with those of the shareholders. As a result, the Board expects each executive to retain an aggregate number of common shares of WRIT having a market value at least equal to a specified multiple of such executive's annual base salary for the preceding calendar year. The applicable multiples of base salary required to be held are as follows:*
>
> *CEO: 3 times*
> *Executive Vice President: 2 times*
> *Senior Vice President/Managing Director: 1 time*
>
> *The Board expects each executive to attain the level set forth above within five years after his or her date of employment with WRIT or February 18, 2015 (which is five years after the commencement of these guidelines), whichever is later. The Board expects to adopt additional terms and conditions for these guidelines later in 2010, including an implementation guideline for executives during the transition period to the full requirements.*

The multiples of base salary reflected in the stock ownership guidelines above were determined by the Compensation Committee based on the recommendation of the Compensation Consultant, which had presented the Compensation Committee with a survey of stock ownership guidelines of other REITs.

Overview of Corporate Governance with Respect to Compensation Matters

Responsibilities

The Compensation Committee is responsible for making executive compensation decisions and recommending to the Board an overall executive compensation policy. The Compensation Committee is also responsible for making decisions and recommendations to the Board with respect to employee compensation and benefit plan matters. In addition, the Compensation Committee is required to produce an annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable SEC rules and regulations.

Committee Composition

The Compensation Committee is comprised of at least three and no more than six independent members of the Board (as the term "independent" is defined under the applicable listing standards of the New York Stock Exchange).

Committee Charter

The current Compensation Committee Charter was adopted on February 20, 2003 and was revised on September 13, 2005, March 23, 2007 and December 12, 2008. A copy of the Compensation Committee Charter can be found on our website at www.writ.com. Among other matters, the Compensation Committee Charter provides the Compensation Committee with the independent authority to retain and terminate any compensation consulting firms or other advisors to assist in the evaluation of trustee, Chief Executive Officer and executive compensation.

Chief Executive Officer Compensation

The Compensation Committee makes decisions and recommendations to the independent members of the Board with respect to the Chief Executive Officer's compensation level based on the Compensation Committee's annual performance evaluation of the Chief Executive Officer. In evaluating the base salary, short-term incentive plan and long-term incentive plan components of Chief Executive Officer compensation, the Compensation Committee considers WRIT's performance and the salary level and value of similar short-term and long-term incentive awards to chief executive officers at companies in the NAREIT compensation survey and group of 20 public REITs referred to above under "Comparison in Setting Compensation."

Compensation Committee Meetings

The Compensation Committee meets at least once annually or more frequently as circumstances require. Each meeting allows time for an executive session in which the Compensation Committee and outside advisors, if requested, have an opportunity to discuss all executive compensation issues without members of management being present. During 2009, the Compensation Committee held three meetings.

Engagement and Use of Independent Compensation Consultants

Selection and Engagement

The Compensation Committee has the authority to select and engage compensation consulting firms independently from any control or influence by management. The Compensation Committee currently has selected and engaged the Hay Group, a leading human resource and compensation consulting firm, as its Compensation Consultant and independent advisor with respect to executive compensation. Pursuant to the Compensation Committee Charter, the decision to retain a Compensation Consultant (as well as other advisors) is at the sole discretion of the Compensation Committee, and the Compensation Consultant works at the direction of the Compensation Committee.

Chairman Works Directly with Consultants

The Compensation Committee Chairman works directly with the Compensation Consultant to determine the scope of the work needed to be performed by the Compensation Consultant to assist the Compensation Committee in its decision making processes. For example, the Compensation Consultant meets with the Chairman of the Compensation Committee to review issues and gain input on plan design and alternatives. In this process, the Compensation Consultant also interacts with other members of the Compensation Committee, the Chief Executive Officer, the Executive Vice President - Accounting, Administration and Corporate Secretary, the Executive Vice President and Chief Financial Officer and other senior management to facilitate the development of WRIT's executive compensation strategies and approach to determining compensation levels.

Competitive Analysis

The Compensation Consultant prepares and updates the Compensation Committee with competitive pay analyses regarding both the broader market (including the NAREIT survey) and a group of 20 public REITs referred to above under "Comparison in Setting Compensation." As well, the Compensation Consultant advises the Compensation Committee on issues relating to the level and design of compensation programs for the executive officers and senior management. The Compensation Consultant also attends Compensation Committee meetings and, upon request by the Compensation Committee, attends the Compensation Committee's executive sessions to present and discuss market data and program design alternatives and to provide advice and counsel regarding decisions facing the Compensation Committee. In addition, with the agreement and approval of the Compensation Committee, the Compensation Consultant also provides separate advisory services to WRIT's management team on broad-based compensation issues.

Role of Executives in Establishing Compensation

The Compensation Committee believes that having the input of management is important to the overall effectiveness of WRIT's executive compensation program. The Compensation Committee believes that even the best advice of a Compensation Consultant or other advisors must be combined with the input of senior management and the Compensation Committee's own individual experiences and best judgment to arrive at the proper alignment of compensation philosophy, programs and practices. The Chief Executive Officer, the Executive Vice President - Accounting, Administration and Corporate Secretary and the Executive Vice President and Chief Financial Officer are the members of senior management who interact most closely with the Compensation Committee. These three individuals work with the Compensation Committee to provide their perspective on compensation strategies and how to align them with WRIT's business and people strategies. They provide feedback and insights into how well WRIT's compensation programs and practices appear to be working. In addition, the Chief Executive Officer, Executive Vice President - Accounting, Administration and Corporate Secretary, the Executive Vice President and Chief Financial Officer and the Senior Vice President and General Counsel regularly attend Compensation Committee meetings to participate in the presentation of materials and discussion regarding compensation issues.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to WRIT that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

John M. Derrick, Compensation Committee Chairman
Terence C. Golden, Compensation Committee Member
John M. McDaniel, Compensation Committee Member
Thomas Edgie Russell, III, Compensation Committee Member
Wendelin A. White, Compensation Committee Member

Compensation Tables

Summary Compensation Table

The Summary Compensation Table shows the compensation paid or awarded to each of the NEOs for the fiscal year ended December 31, 2009. *Pursuant to applicable SEC requirements, the amounts in the table below reflected in the "Stock Awards" column (column (e)) and the "Total" column (column (j)) are based on the grant date of awards, rather than the year to which those awards pertain. Due to an administrative delay in the timing of grant dates for our performance share units, we made two grants of performance share units in 2009. One of these grants, relating to the 2009-2011 performance period, was made in February 2009 and would typically have been made in December 2008. The other grant was made in December 2009 and related to the 2010-2012 performance period. Based on applicable SEC requirements, each of these grants appears as 2009 compensation in the "Stock Awards" column (column (e)) and "Total" column (column (j)). For a more complete explanation, please refer to footnote (1) below.*

(a)	(b)	(c)	(e)	(g)	(i)	(j)
Name and Principal Position	**Year**	**Salary ($)**	**Stock Awards (1) ($)**	**Non-Equity Incentive Plan Compensation (2) ($)**	**All Other Compensation (3) ($)**	**Total ($)**
George F. McKenzie	2009	$405,521	$1,360,162	$466,735	$100,033	$2,332,451(1)
President and Chief Executive	2008	$425,000	$ 239,517	$276,250	$112,413	$1,053,180
Officer	2007	$370,000	$ 784,756	$520,390	$ 84,921	$1,760,067
William T. Camp (4)	2009	$320,925	$ 806,383	$284,729	$164,848	$1,576,885(1)
Executive Vice President, Chief	2008	$ 46,327	$ 199,991	—	$ 3,338	$ 249,656
Financial Officer						
Laura M. Franklin	2009	$320,925	$ 806,383	$279,927	$ 55,866	$1,463,101(1)
Executive Vice President,	2008	$330,000	$ 156,185	$160,875	$ 54,343	$ 701,403
Accounting, Administration and	2007	$282,000	$ 489,073	$313,608	$ 44,203	$1,128,884
Corporate Secretary						
Michael S. Paukstitus (5)	2009	$267,437	$ 444,372	$198,702	$ 58,638	$ 969,149(1)
Senior Vice President - Real	2008	$275,000	$ 101,595	$116,188	$ 55,624	$ 548,407
Estate	2007	$173,990	$ 307,141	—	$ 28,723	$ 509,854
Thomas L. Regnell	2009	$267,437	$ 444,372	$195,234	$ 57,840	$ 964,883(1)
Senior Vice President -	2008	$275,000	$ 101,595	$116,188	$ 58,600	$ 551,383
Acquisitions	2007	$235,250	$ 313,223	$198,522	$ 52,087	$ 799,082

(1) Column (e) includes both restricted share units and performance share units. The amounts shown in column (e) reflect the aggregate grant date fair value of awards granted during the years 2009, 2008 and 2007 (disregarding any estimate of forfeitures related to service-based vesting conditions) computed in accordance with FASB ASC Topic 718. For performance share units, the amounts are based on the probable outcome of the performance conditions as of the grant date. The assumptions used in the calculations of these amounts are included in Note 7 to the consolidated financial statements contained in our Form 10-K for the fiscal year ended December 31, 2009. No Share awards granted to the NEOs listed above were forfeited during 2009, 2008 or 2007.

Due to an administrative delay in the timing of grant dates for our performance share units, we made two grants of performance share units in 2009. One of these grants, relating to the 2009-2011 performance period, was made in February 2009 and would typically have been made in December 2008. The other grant was made in December 2009 and related to the 2010-2012 performance period. Based on applicable SEC requirements, each of these grants appears as 2009 compensation in the "Stock Awards" column (column (e)) and "Total" column (column (j)). The table below reflects the components comprising amounts in the "Stock Awards" column (e).

Name	Year	Amount Reported in Column (e) ($)		Breakdown of Amount Reported in Column (e) ($)	Start Year for Performance or Service Period	Grant Date Fair Value of Stock Awards Based on Start Year for Performance or Service Period
George F. McKenzie	2009	$1,360,162	*consists of*	$552,483 of performance share units granted 12/2009	2010	$807,679 *(2009)*
				$538,510 of performance share units granted 2/2009	2009	
				$269,169 of restricted share units granted 12/2009	2009	
	2008	$ 239,517	*consists of*	$239,517 of restricted share units granted 12/2008	2008	$805,143 *(2008)*
	2007	$ 784,756	*consists of*	$565,626 of performance share units granted 12/2007	2008	$677,794 *(2007)*
				$219,130 of restricted share units granted 12/2007	2007	
William T. Camp	2009	$ 806,383	*consists of*	$325,618 of performance share units granted 12/2009	2010	$480,765 *(2009)*
				$320,705 of performance share units granted 2/2009	2009	
				$160,060 of restricted share units granted 12/2009	2009	
	2008	$ 199,991	*consists of*	$199,991 of restricted share units granted 11/2008	2007	$199,991 *(2008)*
Laura M. Franklin	2009	$ 806,383	*consists of*	$325,618 of performance share units granted 12/2009	2010	$480,765 *(2009)*
				$320,705 of performance share units granted 2/2009	2009	
				$160,060 of restricted share units granted 12/2009	2009	
	2008	$ 156,185	*consists of*	$156,185 of restricted share units granted 12/2008	2008	$524,146 *(2008)*
	2007	$ 489,073	*consists of*	$367,961 of performance share units granted 12/2007	2008	$409,754 *(2007)*
				$121,112 of restricted share units granted 12/2007	2007	
Michael S. Paukstitus	2009	$ 444,372	*consists of*	$178,823 of performance share units granted 12/2009	2010	$265,549 *(2009)*
				$176,645 of performance share units granted 2/2009	2009	
				$88,904 of restricted share units granted 12/2009	2009	
	2008	$ 101,595	*consists of*	$101,595 of restricted share units granted 12/2008	2008	$344,875 *(2008)*
	2007	$ 307,141	*consists of*	$243,280 of performance share units granted 12/2007	2008	$218,067 *(2007)*
				$63,861 of restricted share units granted 12/2007	2007	
Thomas L. Regnell	2009	$ 444,372	*consists of*	$178,823 of performance share units granted 12/2009	2010	$265,549 *(2009)*
				$176,645 of performance share units granted 2/2009	2009	
				$88,904 of restricted share units granted 12/2009	2009	
	2008	$ 101,595	*consists of*	$101,595 of restricted share units granted 12/2008	2008	$344,875 *(2008)*
	2007	$ 313,223	*consists of*	$243,280 of performance share units granted 12/2007	2008	$239,965 *(2007)*
				$69,943 of restricted share units granted 12/2007	2007	

The table below sets forth the performance share unit grant date fair value assuming target performance and maximum performance based on the maximum number of shares multiplied by the stock price on grant date.

Name	Year	Grant Date Fair Value at Target Performance ($)	Grant Date Fair Value at Maximum Performance ($)
George F. McKenzie	2009	1,090,993	2,181,986
	2008	—	—
	2007	565,626	1,131,252
William T. Camp	2009	646,323	1,292,646
	2008	—	—
Laura M. Franklin	2009	646,323	1,292,646
	2008	—	—
	2007	367,961	735,922
Michael S. Paukstitus	2009	355,468	710,936
	2008	—	—
	2007	243,280	486,560
Thomas L. Regnell	2009	355,468	710,936
	2008	—	—
	2007	243,280	486,560

(2) The NEOs' non-equity incentive plan compensation for 2009, 2008 and 2007, which is reported in this table, was determined by the Compensation Committee at its December 15, 2009, December 12, 2008, and December 14, 2007 meetings, respectively. For 2009, 80% was paid shortly after the meetings with the remaining 20% paid out in February 2010. For 2008, 80% was paid shortly after the meetings with the remaining 20% paid out in February 2009. For 2007, 90% was paid shortly after the meetings with the remaining 10% paid out in February 2008. The payments were recorded as expenses for the year to which they relate.

(3) For 2009, the amounts shown in column (i) include term life insurance premiums, matching contributions to WRIT's 401(k) Plan, auto allowances, and SERP contributions as follows: $1,893, $7,350, $13,738 and $77,052, respectively, for Mr. McKenzie; $2,716, $7,350, $1,500 and $49,747, respectively, for Mr. Camp; $793, $7,350, $6,000 and $41,723, respectively, for Ms. Franklin; $3,730, $7,350, $6,100 and $41,458, respectively, for Mr. Paukstitus; and $1,590, $7,350, $6,106 and $42,794, respectively, for Mr. Regnell. Mr. Camp's 2009 amount in column (i) also includes $70,197 in non-qualified moving and temporary housing expenses reimbursed to Mr. Camp and $33,338 in tax reimbursement for such non-qualified expenses. As a condition to Mr. Camp's employment as Chief Financial Officer, WRIT required Mr. Camp to relocate immediately from St. Louis, Missouri to Washington, D.C. and agreed to reimburse him for all expenses of such relocation and for temporary housing (during the period his family remained in St. Louis). For 2008, the amounts shown in column (i) include term life insurance premiums, matching contributions to WRIT's 401(k) Plan, auto allowances, and SERP contributions as follows: $1,893, $6,900, $13,738 and $89,882, respectively, for Mr. McKenzie; $793, $6,900, $3,750 and $42,900, respectively, for Ms. Franklin; $0, $6,900, $6,100 and $42,624, respectively, for Mr. Paukstitus; and $1,590, $6,900, $6,106 and $44,004, respectively, for Mr. Regnell. Mr. Camp's 2008 amount in column (i) consists of $3,338 in rent as temporary housing (please see explanation above). For 2007, the amounts shown in column (i) include term life insurance premiums, matching contributions to WRIT's 401(k) Plan, auto allowances, and SERP contributions as follows: $1,893, $6,750, $13,738 and $62,540, respectively, for Mr. McKenzie; $793, $6,750, $0 and $36,660, respectively, for Ms. Franklin; $0, $0, $3,859 and $24,864, respectively, for Mr. Paukstitus; and $1,590, $6,750, $6,106 and $37,641, respectively, for Mr. Regnell.

(4) Mr. Camp joined WRIT on November 11, 2008.

(5) Mr. Paukstitus joined WRIT on May 14, 2007.

Grants of Plan-Based Awards

The following table presents information regarding restricted share unit and performance share unit awards granted to the NEOs during 2009 under WRIT's long-term incentive plan and deferred compensation plan.

(a)	(b)	(f)	(g)	(h)	(i)	(l)
		Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date (1)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
George F. McKenzie	12/15/2009	—	—	—	10,085 (2)	269,169
	12/15/2009	0	20,700	41,400	—	552,483
	2/26/2009	0	31,400	62,800	—	538,510
William T. Camp	12/15/2009	—	—	—	5,997 (2)	160,060
	12/15/2009	0	12,200	24,400	—	325,618
	2/26/2009	0	18,700	37,400	—	320,705
Laura M. Franklin	12/15/2009	—	—	—	5,997 (2)	160,060
	12/15/2009	0	12,200	24,400	—	325,618
	2/26/2009	0	18,700	37,400	—	320,705
Michael S. Paukstitus	12/15/2009	—	—	—	3,331 (2)	88,904
	12/15/2009	0	6,700	13,400	—	178,823
	2/26/2009	0	10,300	20,600	—	176,645
Thomas L. Regnell	12/15/2009	—	—	—	3,331 (2)	88,904
	12/15/2009	0	6,700	13,400	—	178,823
	2/26/2009	0	10,300	20,600	—	176,645

(1) NEOs participate in WRIT's long-term incentive plan, which awards performance share units based on our achievement of targets for FFO per share and for total shareholder return (TSR). The FFO per share target is 67% of the award and is set on an annual basis, but the plan is based on forward-looking cumulative performance over three years. The TSR target is 33% of the award and the payout level is based on cumulative performance over three years compared to a peer group of companies. Actual payouts can range from 0% to a maximum of 200% of the target award, based on the performance relative to goals. For FFO targets, if actual performance is below 90% of target performance, no incentives will be paid pursuant to the program, and the maximum award (200% of target award) will be paid if actual performance meets or exceeds 110% of target performance. For TSR performance share units, no incentive will be paid if WRIT's performance percentile ranking compared to the peer group of companies is below the 10th percentile, and the maximum award (200% of target award) will be paid if actual performance is at the 90th percentile level or greater. The target percentile ranking is 50-59% (100% of target award).

(2) Amounts represent service-based restricted share units that vest over five years, with 20% vesting on each anniversary of the date of the grant. For unvested and vested restricted share units, an amount equal to the dividends granted on the Shares is paid in cash at the same time dividends on Shares are paid.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding the outstanding equity awards held by each of the NEOs as of December 31, 2009, including the vesting dates for the portion of these awards that had not vested as of that date.

(a)	(b)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Values			Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable (1)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
George F. McKenzie (2)	37,553 28,876 20,675	21.344 24.845 25.610	12/14/2010 12/16/2011 12/15/2012	24,198	666,655	64,400	1,774,220
William T. Camp (3)	—			12,551	345,780	27,700	763,135
Laura M. Franklin (4)	2,735 4,025 15,493	21.344 24.845 25.610	12/14/2010 12/16/2011 12/15/2012	14,424	397,381	39,200	1,079,960
Michael S. Paukstitus (5)	—			7,711	212,438	22,900	630,895
Thomas L. Regnell (6)	—			8,582	236,434	22,900	630,895

(1) All options described in this column (b) have fully vested.

(2) Mr. McKenzie's Share awards listed in column (g) will vest according to the following schedule: 369 shares will vest ratably over 2 years on 2/16/10 and 2/16/11; 1,720 shares will vest ratably over 2 years on 12/13/10 and 12/13/11; 3,780 shares will vest ratably over 3 years on 12/14/2010, 12/14/2011 and 12/14/2012; 7,280 shares will vest ratably over 4 years on 12/12/10, 12/12/11, 12/12/12 and 12/12/13; 10,085 shares will vest ratably over 5 years on 12/15/10, 12/15/11, 12/15/12, 12/15/13 and 12/15/14; 877 shares will cliff vest in 1 year on 12/31/2010 and 87 shares will cliff vest in 2 years on 12/31/2011. The performance share units listed in column (i) cliff vest based on a 3-year performance period; 17,700 of the shares vest on 12/31/10, 26,000 of the shares vest on 12/31/11 and 20,700 of the shares vest on 12/31/12. On March 5, 2010, Mr. McKenzie exercised his option to purchase Shares expiring 12/14/2010 with respect to all 37,553 Shares. Mr. McKenzie then sold such Shares acquired upon exercise.

(3) Mr. Camp's Share awards listed in column (g) will vest according to the following schedule: 6,554 shares will vest ratably over 4 years on 11/11/2010, 11/11/2011, 11/11/2012 and 11/11/2013; 5,997 shares will vest ratably over 5 years on 12/15/10, 12/15/11, 12/15/12, 12/15/13 and 12/15/14. The performance share units listed in column (i) cliff vest based on a 3-year performance period; 15,500 of the shares vest on 12/31/11 and 12,200 of the shares vest on 12/31/12.

(4) Ms. Franklin's Share awards listed in column (g) will vest according to the following schedule: 239 shares will vest ratably over 2 years on 2/16/10 and 2/16/11; 960 shares will vest ratably over 2 years on 12/13/10 and 12/13/11; 2,340 shares will vest ratably over 3 years on 12/14/2010, 12/14/2011 and 12/14/2012; 4,720 shares will vest ratably over 4 years on 12/12/10, 12/12/11, 12/12/12 and 12/12/13; 5,997 shares will vest ratably over 5 years on 12/15/10, 12/15/11, 12/15/12, 12/15/13 and 12/15/14; 80 shares will cliff vest in 1 year on 12/31/2010 and 88 shares will cliff vest in 2 years on 12/31/2011. The performance share units listed in column (i) cliff vest based on a 3-year performance period; 11,500 of the shares vest on 12/31/10, 15,500 of the shares vest on 12/31/11 and 12,200 of the shares vest on 12/31/12. On March 8, 2010, Ms. Franklin exercised her option to purchase Shares expiring 12/14/2010 with respect to all 2,735 Shares and her option to purchase Shares expiring 12/16/2011 with respect to 2,000 Shares. Ms. Franklin then sold such Shares acquired upon exercise.

(5) Mr. Paukstitus's Share awards listed in column (g) will vest according to the following schedule: 1,260 shares will vest ratably over 3 years on 12/14/2010, 12/14/2011 and 12/14/2012; 3,120 shares will vest ratably over 4 years on 12/12/10, 12/12/11, 12/12/12 and 12/12/13; 3,331 shares will vest ratably over 5 years on 12/15/10, 12/15/11, 12/15/12, 12/15/13 and 12/15/14. The performance share units listed in column (i) cliff vest based on a 3-year performance period; 7,600 of the shares vest on 12/31/10, 8,600 of the shares vest on 12/31/11 and 6,700 of the shares vest on 12/31/12.

(6) Mr. Regnell's Share awards listed in column (g) will vest according to the following schedule: 151 shares will vest ratably over 2 years on 2/16/10 and 2/16/11; 600 shares will vest ratably over 2 years on 12/13/10 and 12/13/11; 1,380 shares will vest ratably over 3 years on 12/14/2010, 12/14/2011 and 12/14/2012; 3,120 shares will vest ratably over 4 years on 12/12/10, 12/12/11, 12/12/12 and 12/12/13; 3,331 shares will vest ratably over 5 years on 12/15/10, 12/15/11, 12/15/12, 12/15/13 and 12/15/14. The performance share units listed in column (i) cliff vest based on a 3-year performance period; 7,600 of the shares vest on 12/31/10, 8,600 of the shares vest on 12/31/11 and 6,700 of the shares vest on 12/31/12.

Option Exercises and Stock Vested

The following table shows information concerning the exercise of options during 2009 by each of the NEOs and the value realized on Share awards that vested in 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
George F. McKenzie	—	—	13,867	311,931
William T. Camp	—	—	1,639	45,946
Laura M. Franklin	750	4,077	10,295	228,105
Michael S. Paukstitus	—	—	1,200	32,824
Thomas L. Regnell	—	—	7,427	161,490

Non-Qualified Deferred Compensation

The following table presents information regarding the contributions to and earnings on the NEOs' deferred compensation balances during 2009 and also shows the total deferred amounts for the NEOs as of December 31, 2009.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last FY ($)	Registrant Contribution in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
George F. McKenzie	—	—	678	—	158,214
William T. Camp	—	—	—	—	—
Laura M. Franklin	—	—	—	—	20,000
Michael S. Paukstitus	—	—	—	—	—
Thomas L. Regnell	—	—	—	—	—

Potential Payments upon Change in Control

WRIT has entered into change in control agreements with the NEOs which entitle them to continuation of compensation and other benefits if WRIT is subject to a change in control, the NEO's employment with WRIT or its successor is terminated by WRIT or its successor, other than for "cause," or by the NEO for "good reason" and such termination occurs within the 24 or 36 months of the change in control. The formula to calculate the change in control benefit is similar for each of the NEOs, with the variable being whether the benefit will be paid for 24 or 36 months. The formula is as follows:

1. Continuation of base salary at the rate in effect as of the termination date for a period of 24 or 36 months from the date of termination.
2. Payment of an annual bonus for each calendar year or partial calendar in which the NEO receives salary continuation as described above, in an amount equal to the average annual short-term incentive plan compensation received during the three years prior to the involuntary termination.
3. Payment of the full cost of COBRA continuation coverage for the period of time in which salary continuation pursuant to the change in control agreement is paid, up to a maximum of 18 months or until the NEO obtains other comparable coverage, whichever is sooner.
4. Immediate vesting in all unvested Share grants, restricted share units and performance share units granted to the NEO under WRIT's long-term incentive plan and immediate vesting in the SERP and deferred compensation plans.

The following table lists the NEOs and the estimated amounts they would have become entitled to under their change in control agreements had their employment with WRIT terminated on December 31, 2009 under the circumstances described above.

Name of NEO	2009 Base Salary ($)	Average 3 Year Cash Bonus ($)	Annual Change in Control Benefit Amount ($)	Change in Control Benefit Formula (# of months)	Vesting of all unvested Share Grants, SERP and Deferred Compensation ($)	Total Change in Control Benefit Amount (1) (2) ($)
George F. McKenzie	$403,750	$421,125	$824,875	36	$1,870,590	$ 4,345,215
William T. Camp	$320,100	$284,729	$604,829	24	$ 834,873	$ 2,044,531
Laura M. Franklin	$320,100	$251,470	$571,570	24	$1,141,231	$ 2,284,371
Michael S. Paukstitus	$266,750	$157,445	$424,195	24	$ 739,635	$ 1,588,025
Thomas L. Regnell	$266,750	$169,981	$436,731	24	$ 682,744	$ 1,556,206
			TOTAL:			**$11,818,348**

(1) The cost of COBRA continuation benefits has not been included in the total change in control benefit amount, as the value would not be material.

(2) If the NEO is subject to an excise tax pursuant to Section 4999 of the Internal Revenue Code, the NEO will receive a tax gross-up payment. No amounts have been included in the total change in control benefit amount to account for any such gross-up payments.

Compensation Policies and Risk Management

The Compensation Committee initiated an analysis of the principal elements of executive and non-executive compensation to determine whether they encourage excessive risk-taking. While the Compensation Committee focused primarily on the compensation of the executive officers because risk-related decisions depend predominantly on their judgment, the analysis also covered other WRIT employees operating in decision-making capacities. The analysis noted the following considerations:

- A significant percentage of compensation is equity-based, long-term compensation under our long-term incentive plan. Awards under this plan vest over a three-year period with respect to performances share units (2/3 weighting) and a five-year period with respect to service-based restricted share units

(1/3 weighting). These vesting periods encourage the executive officers to focus on sustaining our long-term performance. As well, since long-term incentive plan awards are made annually, each executive officer always has meaningful unvested awards that could significantly decrease in value if our business were not managed with long-term interests in mind.

- Our short-term incentive plan and long-term incentive plan utilize a balanced variety of financial and other performance metrics. Our short-term incentive plan utilizes funds from operations (FFO) per share (50% weighting), funds available for distribution (FAD) per share (30% weighting) and the participant's performance compared to individual target quantitative and qualitative measures (20% weighting). Our long-term incentive plan utilizes FFO per share (67% weighting) and total shareholder return (TSR) (33% weighting). As a result, the benefit plan design contains several performance metrics intentionally selected by the Compensation Committee with the goal of aligning executive compensation with long-term creation of shareholder value.
- For each executive officer, the target incentive award is based on a percentage of base salary ranging from 50% to 100% for the short-term incentive plan and 75% to 200% for the long-term incentive plan. The actual award paid to the executive officer can range from 0% to 200% of the target incentive award for the short-term incentive plan or long-term incentive plan. As a result, the short-term incentive plan and long-term incentive plan contain reasonable award opportunities that are capped with appropriate maximum levels.
- The Compensation Committee retains discretion under both the short-term incentive plan and the long-term incentive plan to make adjustments to prevent award outcomes that the Compensation Committee considers to be inappropriate (except in the case of TSR-based performance share units, for which there is no such discretion).
- WRIT recently adopted stock ownership guidelines by which each executive officer will be required to maintain a multiple of their base salary in Shares. The multiples are 3x (for the Chief Executive Officer), 2x (for Executive Vice Presidents) and 1x (for Senior Vice Presidents and Managing Directors). These ownership guidelines require each executive officer to maintain a meaningful equity interest that could significantly decrease in value if our business were not managed with long-term interests in mind.

We believe this combination of factors encourages prudent management of WRIT. In particular, by structuring our compensation programs to ensure a considerable amount of the wealth of our executives is tied to our long-term health, we believe we avoid disproportionately large short-term incentives which could encourage executives to take risks that are not in our long-term interests.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee, composed of Chairman Derrick, Messrs. Golden, McDaniel and Russell, and Ms. White, was responsible for making decisions and recommendations to the Board with respect to compensation matters. There are no Compensation Committee interlocks and no WRIT employee serves on the Compensation Committee.

AUDIT COMMITTEE MATTERS

Audit Committee Report

The Board maintains an Audit Committee, currently comprised of five of WRIT's independent trustees. The Board and the Audit Committee believe that the Audit Committee's current member composition satisfies Section 303A of the New York Stock Exchange's listed company manual. The Audit Committee oversees WRIT's financial process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The independent registered public accounting firm Ernst & Young LLP is responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles and the effectiveness of WRIT's internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2009 with management, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements and management's assessment of the effectiveness of WRIT's internal controls over financial reporting.

The Audit Committee discussed with WRIT's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of WRIT's internal controls and the overall quality of WRIT's financial reporting.

The Audit Committee reviewed with the independent registered public accounting firm their judgments as to the quality, and not just the acceptability, of WRIT's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61, as amended, *Communication with Audit Committees*. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm their independence from management and WRIT. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in WRIT's Annual Report for filing with the SEC.

THE AUDIT COMMITTEE

Edward S. Civera, Audit Committee Member
Terence C. Golden, Audit Committee Member
John P. McDaniel, Audit Committee Member
Charles T. Nason, Audit Committee Chairman
Thomas Edgie Russell, III, Audit Committee Member

Principal Accounting Firm Fees

The following table sets forth the aggregate fees billed to WRIT for the year ended December 31, 2009 by WRIT's independent registered public accounting firm, Ernst & Young LLP. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the public accountant's independence.

	2009	2008	Explanatory Notes
Audit Fees	$1,119,500	$1,073,425	(a), (c)
Audit-Related Fees	—	—	(b)
Tax Fees	117,200	129,530	(b), (d)
Total Fees	$1,236,700	$1,202,955	

(a) Includes fees and expenses related to the fiscal year audit and interim reviews, notwithstanding when the fees and expenses were billed or when the services were rendered.

(b) Includes fees and expenses for services rendered from January through the end of the fiscal year, notwithstanding when the fees and expenses were billed.

(c) Audit fees include the annual audit fee and fees for reviews of the offering memorandums, performance of comfort procedures, and issuance of comfort and bring down letters. Also includes the review of Form 8-Ks related to property acquisitions.

(d) Fees for tax services, including tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chairman of the Audit Committee authority to approve permitted services provided that the Chairman reports any decisions to the Committee at its next scheduled meeting.

PROPOSAL 1:
ELECTION OF TRUSTEES

Messrs. William G. Byrnes, John P. McDaniel and George F. McKenzie have been nominated for election as trustees at the Annual Meeting, to serve for a term of three years and until their successors are duly elected and qualify. It is intended that the proxies given to the persons named in the accompanying Proxy Card (unless otherwise indicated on such Proxy Card) will be voted for the election of Messrs. Byrnes, McDaniel and McKenzie. Messrs. McDaniel and McKenzie currently serve as trustees. If any of Messrs. Byrnes, McDaniel and McKenzie were to become unable or unwilling to stand for election for any reason not presently known or contemplated, the persons named in the enclosed Proxy Card will have discretionary authority to vote pursuant to the Proxy Card for a substitute nominee nominated by the Board.

The election of the trustees requires the affirmative vote of the holders of a majority of the outstanding Shares.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MESSRS. BYRNES, MCDANIEL AND MCKENZIE.

PROPOSAL 2:
RATIFICATION OF AUDITOR

The firm of Ernst & Young LLP served as WRIT's independent registered public accounting firm for 2009. The Audit Committee has appointed Ernst & Young LLP as WRIT's independent registered public accounting firm for 2010.

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2010 requires the affirmative vote of the holders of a majority of the outstanding Shares. If this appointment is not ratified, the Audit Committee may re-consider the appointment. Even if the selection is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of WRIT.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting and will have the opportunity to make a statement if they desire to do so. They are also expected to be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS WRIT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that trustees, officers and persons who own more than 10% of the Shares file initial reports of ownership of the Shares and changes in such ownership with the SEC. To WRIT's knowledge, based solely on a review of copies of forms submitted to WRIT during and with respect to 2009 and on written representations from our trustees and executive officers, all required reports were filed on a timely basis during 2009.

Annual Report

WRIT's 2009 Annual Report to Shareholders is being mailed to shareholders concurrently with this Proxy Statement and does not form part of proxy solicitation material.

Code of Ethics

WRIT has adopted a Code of Ethics that applies to all of its trustees, officers and employees. The Code of Ethics is available on our website, www.writ.com. A copy of the code is also available upon written request. WRIT intends to post on our website any amendments to, or waivers from, the Code of Ethics promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

WRIT has adopted Corporate Governance Guidelines. Our Corporate Governance Guidelines, as well as the Committee Charters, are available on our website, www.writ.com, and upon written request.

Solicitation of Proxies

Solicitation of proxies may be made by mail, personal interview, telephone or other means by officers, trustees and employees of WRIT for which they shall receive no compensation in addition to their normal compensation. WRIT may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Shares that those companies or persons hold of record. WRIT will reimburse these forwarding expenses. The cost of the solicitation of proxies will be paid by WRIT.

WRIT has also hired The Altman Group to assist in distributing and soliciting proxies and will pay approximately $8,000 plus expenses for these services.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be "householding" this Proxy Statement and our Annual Report. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple shareholders in one household. We will promptly deliver a separate copy of either document to shareholders who write or call us at the following address or telephone number: Washington Real Estate Investment Trust, 6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852, Attention: Investor Relations; telephone 301-984-9400. Shareholders wishing to receive separate copies of our Proxy Statement and Annual Report in the future, or shareholders currently receiving multiple copies of the Proxy Statement and Annual Report at their address who would prefer that only a single copy of each be delivered there, should contact their bank, broker or other nominee record holder.

2011 Annual Meeting

Rule 14a-8 Shareholder Proposals

Under SEC Rule 14a-8, a shareholder may present a proposal to be considered for inclusion in the Proxy Statement relating to our 2011 Annual Meeting. These proposals must be addressed to our Corporate Secretary, sent to our corporate headquarters and received by WRIT no later than December 6, 2010. In addition, they must otherwise be in compliance with applicable laws and SEC regulations.

Nominations and Other Business

Nominations of persons for election as a trustee and other shareholder proposals (i.e., not under SEC Rule 14a-8) for our 2011 Annual Meeting must, in each case, be made pursuant to timely notice in writing to our Corporate Secretary. The notice must set forth certain information concerning the nomination or proposal, as specified in the rules of the SEC and our current Bylaws. Any shareholder who wishes to make such a nomination or proposal must notify us in accordance with our Bylaws between November 6, 2010 and 5:00 p.m., Eastern time, on December 6, 2010. The presiding officer of the meeting will refuse to acknowledge any nomination or proposal not made in compliance with the foregoing procedures.

/s/ Laura M. Franklin

Laura M. Franklin
Corporate Secretary

April 5, 2010

WRIT | WASHINGTON REAL ESTATE INVESTMENT TRUST

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DESIGNATION (IF ANY)
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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to authorize a proxy to vote your shares.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 18, 2010.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com/wre**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Trustees unanimously recommends a vote FOR the listed nominees and FOR Proposal 2.

1. Election of three Trustees:

	For	Withhold
01 - Mr. William G. Byrnes	☐	☐
02 - Mr. John P. McDaniel	☐	☐
03 - Mr. George F. McKenzie	☐	☐

	For	Against	Abstain
2. Ratification of the appointment of Ernst & Young LLP as the Trust's independent registered public accounting firm for 2010.	☐	☐	☐

3. In the discretion of the proxies on such other business as may properly come before the meeting.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. NOTE: SIGNATURE(S) MUST CORRESPOND EXACTLY WITH NAME(S) AS IMPRINTED HEREON.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

WRIT | WASHINGTON REAL ESTATE INVESTMENT TRUST

Proxy — Washington Real Estate Investment Trust

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS MAY 18, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

The undersigned shareholder of Washington Real Estate Investment Trust, a Maryland real estate investment trust, hereby appoints George F. McKenzie and Laura M. Franklin, or either of them, with full power of substitution in each of them, as proxies to vote all shares of the undersigned in Washington Real Estate Investment Trust at the Annual Meeting of Shareholders to be held on May 18, 2010 at the Bethesda North Marriot Hotel & Conference Center, 5701 Marinelli Road, North Bethesda, Maryland, at 11:00 a.m., local time, and at any adjournment or postponement thereof, with like effect and as if the undersigned were personally present and voting at the meeting.
The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Shareholders and of the accompanying Proxy Statement, the terms of each which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

PROXIES WILL BE VOTED AS DIRECTED. IF THIS PROXY IS EXECUTED BUT NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE NOMINATED TRUSTEES AND "FOR" PROPOSAL 2. THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

(Continued and to be voted on reverse side.)